As confidentially submitted to the Securities and Exchange Commission on May 21, 2014

as Amendment No. 1 to the confidential submission

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

rEVO Biologics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	04-3186494
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

175 Crossing Boulevard, 4th Floor

Framingham, MA 01702

(508) 320-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yann Echelard

President and Chief Executive Officer

rEVO Biologics, Inc.

175 Crossing Boulevard, 4th Floor

Framingham, MA 01702

(508) 320-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart M. Cable Michael H. Bison Arthur R. McGivern Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000	Gregory P. Rodgers Peter N. Handrinos Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common stock, $0.01 par value per share	$	$

(1)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any. Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 21, 2014

PRELIMINARY PROSPECTUS

             shares

Common Stock

$         per share

This is the initial public offering of rEVO Biologics, Inc. We are offering              shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price will be between $         and $         per share.

We have applied for listing our common stock on The NASDAQ Global Market under the symbol “RBIO.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus summary—Implications of being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses to us	$	$

(1)	We refer you to the “Underwriting” section of this prospectus for additional information regarding underwriter compensation.

We have granted the underwriters an option to purchase a total of up to              additional shares of common stock exercisable for 30 days after the date of this prospectus.

The underwriters expect to deliver shares of common stock to purchasers on                     , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Guggenheim Securities

BTIG

The date of this prospectus is                     , 2014.

We have not authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates.

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Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “rEVO,” “we,” the “Company” and similar designations refer to rEVO Biologics, Inc.

Overview

We are a commercial-stage biopharmaceutical company focused on the development and commercialization of specialty therapeutics to address unmet medical needs in patients with rare, life-threatening conditions. Our commercial product ATryn, the first and only approved recombinant human antithrombin, has been marketed in the United States since 2009 for the prevention of blood clots during or after surgery or childbirth in patients with a rare clotting disorder known as hereditary antithrombin deficiency, or HD AT. ATryn is manufactured using recombinant technology, through which human antithrombin is produced in the milk of transgenic animals. In mid-2014, we plan to commence enrollment in our pivotal Phase III clinical trial of ATryn to manage preeclampsia in weeks 24 to 28 of pregnancy, or PE (weeks 24-28). If we achieve positive results from this trial, which we refer to as PRESERVE-1, we plan to study ATryn for the management of preeclampsia in weeks 29 to 33 of pregnancy, or PE (weeks 29-33). We may study ATryn for other acquired antithrombin deficiencies associated with emergency or life-threatening conditions for which we believe ATryn’s anti-inflammatory and anticoagulant properties would be well-suited.

Preeclampsia is a serious and progressive disorder of pregnancy that can escalate to multiorgan failure, seizures, coma or death in the mother or baby. The Preeclampsia Foundation estimates the annual healthcare costs of preeclampsia is more than $7.0 billion in the United States, including approximately $3.0 billion relating to maternal disabilities and approximately $4.0 billion relating to infant morbidity. The only known way to stop the progression of preeclampsia is delivery of the baby. However, delivery prior to week 34 of pregnancy puts the baby at a significantly elevated risk of death or serious lifelong medical problems which, in turn, carry increased medical costs. We believe that ATryn’s anti-inflammatory and anticoagulant properties will slow the progression of preeclampsia and prolong pregnancy, which we believe will confer a reduction in neonatal morbidity and mortality with each passing day.

PRESERVE-1 is a randomized, double-blind, placebo-controlled, multicenter pivotal Phase III clinical trial in North America of ATryn to manage PE (weeks 24-28), which impacts approximately 5,000 pregnancies each year in the United States. If PRESERVE-1 demonstrates prolongation of pregnancy and, consequently, decreased infant morbidity and mortality in a sufficiently robust fashion, we plan to submit a supplement to ATryn’s Biologics License Application, or BLA, seeking approval of ATryn to manage PE (weeks 24-28). The U.S. Food and Drug Administration, or FDA, has indicated in our preliminary discussions that a single pivotal trial may be adequate for approval if the strength of evidence is sufficiently robust. Accordingly, before we file the BLA supplement, we will consider the totality of evidence from the PRESERVE-1 trial including the primary and secondary endpoints, exploratory clinical outcomes, biomarkers and the safety profile to determine the likelihood of FDA approval. If this BLA supplement is approved, ATryn would be the first product approved in the United States for PE (weeks 24-28). We also expect to seek orphan drug designation for this indication, which provides financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and FDA user-fee waivers and if we receive the first FDA approval for this indication, the product may be entitled to orphan drug exclusivity.

Additionally, if the results from PRESERVE-1 are favorable, we plan to study ATryn to manage PE (weeks 29-33). Our goal is to expand ATryn’s approved use to include the management of preeclampsia for all stages of pregnancy during which early delivery puts the baby at significantly elevated risk of death or abnormal development.

We estimate that 2013 sales of all antithrombin products totaled approximately $50.0 million in the United States and we believe the market can be much larger if we can expand ATryn’s FDA-approved label to include additional indications such as the management of preeclampsia. Further, we plan to study ATryn for other acquired antithrombin deficiencies, such as heparin resistance, bleeding and thrombosis during extracorporeal membrane oxygenation, or ECMO, burns, trauma, disseminated intravascular coagulation, or DIC, sepsis and transplantation.

Despite compelling evidence of clinical benefit of antithrombin across a number of conditions, there has been limited clinical development of antithrombin outside of HD AT. We believe concerns of transmitting infectious agents may have previously discouraged the clinical development of human plasma-derived antithrombin products. ATryn is a recombinant human plasma-free antithrombin that has been studied in clinical trials since 1996 and approved for use in pregnant women with HD AT during childbirth since 2009 without any reported ATryn-related safety issues or evidence of any adverse immune response, or immunogenicity.

We are also in preclinical development of rhAAT, a recombinant human alpha-1 antitrypsin, for the treatment of hereditary emphysema. We have rights of first negotiation with Laboratoire français du Fractionnement et des Biotechnologies S.A., or LFB, the parent company of our sole stockholder LFB Biotechnologies S.A.S., or LFB Biotech, to market in the United States Wilfactin and Clottafact, two product candidates for bleeding disorders that are approved in Europe.

Our strategy

Our strategy is to develop and commercialize specialty biologic therapeutics to treat rare, life-threatening conditions, principally in the hospital setting. The critical components of our strategy include the following:

•	Seek regulatory approval of ATryn for PE (weeks 24-28). In mid-2014, we plan to commence enrollment of our pivotal PRESERVE-1 trial to study ATryn in the management of PE (weeks 24-28).

•	Expand indication of ATryn for PE (weeks 29-33). If we achieve positive results from PRESERVE-1, we expect to evaluate ATryn for PE (weeks 29-33).

•	Evaluate other indications for ATryn. We plan to develop ATryn as a therapy for other acquired antithrombin deficiency indications involving inflammation or blood clotting disorders.

•	Drive current sales of ATryn. We plan to increase our sales efforts to target the top 60 U.S. antithrombin-prescribing hospitals, which accounted for 90% of antithrombin sales in the United States in 2013.

•	Leverage our hospital-focused sales force to market ATryn for PE (weeks 24-28), if approved. Subject to FDA approval of ATryn for the management of PE (weeks 24-28), we plan to further expand our commercial organization to approximately 40 to 60 sales representatives.

•	Evaluate other therapies for life-threatening diseases and conditions. We are currently developing a therapy using rhAAT for hereditary emphysema. We have rights of first negotiation with LFB to market in the United States Wilfactin and Clottafact, two product candidates for bleeding disorders that are approved in Europe. We also plan to identify and develop therapies that can leverage our specialty hospital-focused sales force.

Our product pipeline

The following table summarizes our product and product candidate pipeline:

*	ATryn is currently approved for the prevention of blood clots during or after surgery or childbirth in patients with HD AT, or the HD AT indication.
**	We plan to commence enrollment in mid-2014.

ATryn overview

ATryn is the first and only approved recombinant human antithrombin. Antithrombin is a naturally occurring plasma protein in the human body that regulates the activity of proteins that promote blood clotting. Antithrombin also inhibits inflammation through at least three separate mechanisms. We believe the combination of ATryn’s broad anti-inflammatory and anticoagulant properties, as well as its well-documented safety profile, makes it a potentially attractive agent to address a broad array of conditions, including management of preeclampsia.

ATryn for prevention of blood clots in HD AT patients

We currently market ATryn for the prevention of blood clots during or after surgery or childbirth when patients with HD AT are at the highest risk of developing abnormal life-endangering blood clots. HD AT, a rare genetic disorder affecting approximately one in 2,000 to 3,000 people, is typically treated prophylactically with blood thinners. However, when undergoing procedures with risk of excessive blood loss, the preferred course of treatment is to discontinue blood thinners and to treat with antithrombin. Human plasma-derived antithrombin from pooled blood donations may sometimes be in short supply or unavailable for medical use due to a shortage in blood donations. Additionally, the only other FDA-approved antithrombin product, Thrombate III, which is human plasma-derived, contains a warning on its label that it is a potential vehicle for transmission of human viruses and that despite application of a number of viral elimination/reduction steps to prevent transmission of infectious agents, a risk of transmission still remains. While the manufacturer of Thrombate III has not identified any cases of viral transmission, the transmission of viruses, including parvovirus B19, which is associated with severe fetal anemia and can induce miscarriages, has been reported with at least one other human plasma-derived antithrombin product approved for sale in Europe but not in the United States. ATryn has been used in the United States since 2009 following the completion of the largest prospective clinical trial program of any antithrombin, which included pregnant women with HD AT. There have been no reported product-related safety issues or evidence of immunogenicity for ATryn.

ATryn as a potential treatment to manage preeclampsia

In mid-2014, we plan to commence enrollment in our PRESERVE-1 trial of ATryn to manage PE (weeks 24-28), which affects approximately 5,000 pregnancies in the United States each year. Preeclampsia is a serious and progressive disorder of pregnancy that endangers both mother and child. The only effective therapy for preeclampsia currently is delivery of the baby and placenta, but in weeks 24-28 of pregnancy the baby may not be viable and early delivery will put the baby at a substantially increased risk of death or lifelong illness and debilitation. As a result, expectant management is the current standard of care for these pregnancies, with the goal of allowing the baby to mature in utero until delivery is absolutely necessary to protect the mother.

We believe ATryn’s role in reducing inflammation and thrombosis will prolong pregnancy and thereby result in improved mortality and morbidity outcomes for the baby. In a third-party study published in the Journal of Thrombosis and Haemostasis in 2000, in 133 patients with preeclampsia in weeks 24 to 35 of pregnancy, the pregnancy of patients receiving 3,000 IU/day of antithrombin for seven days (or until earlier delivery) was prolonged by approximately one week with antithrombin treatment as compared to placebo (16.8 days vs. 10.2 days, p=0.007). We consider a p-value below 0.05 to be statistically significant. Published studies have also demonstrated an antithrombin dose response, a favorable impact on the inflammation and coagulation characteristics of preeclampsia, increased birthweight and decreased infant morbidity and mortality, all without observed harm to the mother and baby related to the administration of antithrombin.

We expect to receive top-line results from our PRESERVE-1 trial as early as the first half of 2016. If data from this trial is sufficiently robust, we plan to submit a supplement to ATryn’s BLA based upon this single pivotal trial. If PRESERVE-1 demonstrates prolongation of pregnancy and, consequently, decreased infant morbidity and mortality in a sufficiently robust fashion, we plan to submit a supplement to ATryn’s Biologics License Application, or BLA, seeking approval of ATryn to manage PE (weeks 24-28). The FDA has indicated in our preliminary discussions that a single pivotal trial may be adequate for approval if the strength of evidence is sufficiently robust. Accordingly, before we file the BLA supplement, we will consider the totality of evidence from the PRESERVE-1 trial including the primary and secondary endpoints, exploratory clinical outcomes, biomarkers and the safety profile to determine the likelihood of FDA approval. Subject to positive data, we also plan to study ATryn in the management of PE (weeks 29-33), which affects approximately 11,000 pregnancies in the United States each year.

ATryn for preeclampsia before week 34 of pregnancy

rEVO restructuring

On March 31, 2014, we divested all assets and liabilities other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States to LFB USA, Inc., or LFB USA, a newly formed subsidiary of LFB Biotech. We refer to these transactions as the Divestment. We retained, among other things, our clinical trial agreements, our distribution and sales agreements, all regulatory filings for ATryn and the right to develop and commercialize ATryn in the United States. Following the Divestment, LFB USA is providing us with general and administrative and research and development and regulatory services. Our business operations and our retained employees continue to be located at our Framingham, Massachusetts office space, which we share with LFB USA under a use and occupancy agreement, following our transfer of our lease to LFB USA.

In connection with the Divestment, we also entered into a number of agreements with LFB USA and LFB regarding the development and commercialization of ATryn and rhAAT and the supply of these biologic products and product candidates. Specifically, LFB USA supplies ATryn to us for development and commercialization in the United States and licenses to us rights to develop and commercialize rhAAT worldwide. We also have a right of first negotiation to develop and commercialize ATryn in certain countries outside the United States. LFB has agreed to purchase from us upon achievement of certain milestones the exclusive right to use clinical and regulatory data relating to ATryn for their regulatory submissions outside the United States. We coordinate with LFB and LFB USA regarding clinical development efforts and the maintenance of our respective intellectual property portfolios. We also have rights of first negotiation for distribution in the United States of the product candidates Wilfactin and Clottafact, which are approved in Europe.

Risks related to our business

Investing in our common stock involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the heading “Risk factors” and elsewhere in this prospectus before making an investment in our common stock. Below is a summary of some of the principal risks we face:

•	We are largely dependent on our ability to obtain approval and commercialize ATryn outside the HD AT indication. If our clinical studies fail to demonstrate safety and efficacy to the satisfaction of the FDA or do not otherwise produce positive results, we may incur additional costs, including if we are required to conduct more than one pivotal trial of ATryn to manage PE (weeks 24-28), or experience delays in completing, or ultimately be unable to complete, the development and commercialization of ATryn outside the HD AT indication.

•	We may find it difficult to enroll patients in our clinical studies, which could delay or prevent the completion of our clinical studies.

•	We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. As of March 31, 2014, we had an accumulated deficit of $127.7 million.

•	We expect that we will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	We are aware that our products may be used by physicians for indications that are not approved by the FDA. If the FDA, Department of Justice or other governmental organization finds that we marketed our products in a manner that promoted off-label use, we may be subject to civil or criminal penalties.

•	We rely solely on LFB USA who, in turn, relies in part on third parties to manufacture and supply ATryn. Each step of the ATryn manufacturing process is currently handled by one manufacturer at a single manufacturing site. Any disruption to the operations of any manufacturing site or failure by any manufacturer could have a significant negative impact on our supply, which would seriously jeopardize our commercial sales and clinical studies.

•	The assets and resources that we kept after the Divestment may not be sufficient for us to operate as a stand-alone company, and we may have operational difficulties in separating our assets and resources from our affiliates. We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after or as a result of the Divestment.

•	As long as our parent company controls us, your ability to influence corporate matters will be extremely limited.

Implications of being an Emerging Growth Company

We qualify as an ‘‘emerging growth company’’ as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Also, we have irrevocably elected to ‘‘opt out’’ of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate information and structure

We were incorporated in Massachusetts in February 1993 as Genzyme Transgenics Corporation, a wholly-owned subsidiary of Genzyme Corporation. In July 1993, we completed our initial public offering. In May 2002, we changed our name to GTC Biotherapeutics, Inc. In July 2009, LFB Biotech became a majority stockholder of our company and in December 2010, acquired our remaining shares to become our sole stockholder, and we ceased being a public reporting company. LFB Biotech is a wholly-owned subsidiary of LFB, which is wholly-owned by the French state. We changed our name to rEVO Biologics, Inc. in January 2013. On March 31, 2014, we divested our manufacturing and other non-ATryn clinical assets and liabilities to LFB USA, a newly formed subsidiary of LFB Biotech, and on April 11, 2014, we completed a reincorporation merger to Delaware.

Our principal executive offices are located at 175 Crossing Boulevard, 4th Floor, Framingham, Massachusetts 01702. Our telephone number is (508) 320-9700. We maintain a web site at www.revobiologics.com. The reference to our web site is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our web site is not a part of this prospectus.

Upon completion of this offering, we will be a “controlled company” as defined under the NASDAQ Listing Rules, and assuming we sell all of the shares set forth on the cover page of this prospectus LFB Biotech will own, in the aggregate, approximately     % of our outstanding common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full).

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option exercisable for a period of 30 days after the date of this prospectus to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds from this offering to fund our pivotal Phase III clinical trial of ATryn to manage PE (weeks 24-28), to commence evaluating ATryn to manage PE (weeks 29-33), to increase our sales efforts and for working capital and other general corporate purposes. See “Use of proceeds.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“RBIO”

The number of shares of common stock to be outstanding after this offering is based on 25,000,000 shares of common stock outstanding as of May 16, 2014.

The number of shares of our common stock to be outstanding after this offering excludes the following:

•	1,425,474 shares of common stock issuable upon the exercise of outstanding stock options as of May 16, 2014 having an exercise price of $10.00 per share;

•	319,733 shares of common stock issuable upon the vesting of restricted stock units that were outstanding as of May 16, 2014;

•	889,793 shares of common stock reserved for issuance pursuant to future equity awards under our 2014 Stock Option and Incentive Plan, or 2014 Option Plan; and

•	shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, or ESPP.

Except as otherwise indicated, all information contained in this prospectus:

•	assumes the adoption of our amended and restated certificate of incorporation and amended and restated bylaws upon the completion of this offering;

•	assumes that the underwriters do not exercise their option to purchase additional shares; and

•	reflects a 25,000-for-one stock split of our common stock that we effected on April 1, 2014 and a one-for- stock split of our common stock that became effective on , 2014.

Summary consolidated financial data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus.

We have derived the consolidated statements of operations data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the consolidated balance sheet data as of March 31, 2014 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial data, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and related notes included elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information as of and for the periods presented. Our historical results are not necessarily indicative of results that should be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2012	2013	2013	2014
Consolidated Statements of Operations Data:
Revenue
Product revenue	$6,257	$7,745	$1,921	$1,851
Service revenue	706	524	62	101
Related party service revenue	10,943	24,793	5,328	5,690

Total revenue	17,906	33,062	7,311	7,642

Operating expenses
Cost of product revenue	6,544	9,214	2,093	3,074
Cost of service revenue	1,567	1,349	349	392
Cost of related party service revenue	8,868	21,811	4,369	5,058
Impairment on pre-production asset	—	2,156	—	—
Research and development	8,211	889	271	59
Selling, general, and administrative	8,528	8,785	2,000	3,860

Total operating expenses	33,718	44,204	9,082	12,443

Operating loss	(15,812)	(11,142)	(1,771)	(4,801)
Interest expense	(264)	(581)	(99)	(159)
Other expense	(33)	(26)	(5)	(1)

Loss before benefit from income taxes	(16,109)	(11,749)	(1,875)	(4,961)
Income tax benefit	—	—	—	1,936

Net loss and comprehensive loss	$(16,109)	$(11,749)	$(1,875)	$(3,025)

Net loss per share—basic and diluted	$(0.64)	$(0.47)	$(0.08)	$(0.12)

Weighted average shares outstanding—basic and diluted	25,000,000	25,000,000	25,000,000	25,000,000

The table below presents a summary of our consolidated balance sheet data as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the $4.4 million of cash that we advanced to LFB on April 1, 2014 under our cash pooling arrangement and to the contribution by LFB of an estimated $ that we owe LFB as of , 2014 under our cash pooling arrangement, which will terminate on the day before this offering is expected to close; and

•	on a pro forma as adjusted basis to give further effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2014
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,388	$	$
Total assets	9,497
Working capital (deficit)(1)	(4,385)
Total liabilities	13,525
Total stockholder’s equity (deficit)	(4,028)

(1)	We define working capital (deficit) as current assets less current liabilities.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholder’s equity on a pro forma as adjusted basis by $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholder’s equity on a pro forma as adjusted basis by $          million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Risks related to our business

Although we are a commercial-stage company, we are largely dependent on our ability to obtain approval and commercialize ATryn outside the HD AT indication.

If ATryn does not gain regulatory approval for the management of preeclampsia in weeks 24 to 28 of pregnancy, or PE (weeks 24-28), or other additional indications in addition to the prevention of blood clots during or after surgery or childbirth in patients with hereditary antithrombin deficiency, or HD AT, or is approved on a limited basis for a more narrow indication, or if ATryn, if and when approved for the management of PE (weeks 24-28), fails to achieve market acceptance for such indication, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We do not expect that any products other than ATryn will be commercially available for many years, and we may need to engage in significant efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercial sale of any such products. Our product candidate recombinant human alpha-1 antitrypsin, or rhAAT, is in preclinical development, and we may have to increase spending on internal projects, acquire third-party technologies or products, and engage in other types of investments, which would increase costs of development and adversely affect our business and results of operations. Similarly, we have rights to negotiate for U.S. distribution rights for products controlled by LFB but we may never successfully obtain such rights and, even if we do, we may never sell these products, if and until they are approved by the U.S. Food and Drug Administration, or FDA. We may be required to repeat clinical studies or conduct additional trials, either of which could delay any revenue expected from such candidates and have a negative impact on our financial condition and require us to abandon development. Our prior net losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholder equity and working capital.

We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

We have incurred net losses in each year since our inception, including net losses of $16.1 million, $11.7 million and $3.0 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively. We have incurred pro forma net losses of $14.4 million and $2.4 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, after giving effect to the divestment of our manufacturing and non-ATryn clinical assets, which we refer to herein as the Divestment. Our accumulated deficit at March 31, 2014 was $127.7 million.

We expect that we will continue to incur significant expenses and increasing operating losses and will not reach profitability until we successfully expand the approved indications for, and generate substantially increased sales of, ATryn. To date, we have not completed the development of ATryn for the management of PE (weeks 24-28) and have devoted and will continue to devote the majority of our financial resources to our corporate overhead, research and development, including clinical studies, and commercialization activities.

We expect that our expenses will increase substantially in mid-2014 as we plan to commence enrollment in our PRESERVE-1 trial, a single, randomized, double-blind, placebo-controlled, multicenter pivotal Phase III clinical trial in North America to study ATryn to manage PE (weeks 24-28). If the results of our PRESERVE-1 trial are favorable, we plan to study ATryn to manage preeclampsia in weeks 29 to 33 of pregnancy, or PE (weeks 29-33), and also seek to study ATryn for other acquired antithrombin deficiencies associated with emergency or life-threatening situations. If we obtain regulatory approval of ATryn for the management of PE (weeks 24-28), we also expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses. In addition, we expect to incur significant development, commercialization and other expenses related to our ongoing operations for the foreseeable future in connection with our efforts to expand sales of ATryn for HD AT and to seek approval for additional indications for ATryn. We expect our expenses will exceed the revenue we collect from sales of ATryn for at least the next several years.

We expect that we will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing biological products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. We expect that our expenses will increase substantially as we commence enrollment in our Phase III PRESERVE-1 trial, if we expand our study of ATryn to include PE (weeks 29-33), pursue development of additional indications, advance other product candidates and satisfy our obligations under our agreements with the LFB Group. If we obtain marketing approval for ATryn to manage PE, or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing.

We believe that the net proceeds from this offering, together with cash from operations and our existing cash resources, will enable us to fund our operations through the end of 2016, by which time we expect to announce top-line data from PRESERVE-1, including if we expand enrollment pursuant to its adaptive design option. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We expect that these funds will not be sufficient to enable us to seek marketing approval for ATryn for the management of PE (weeks 24-28). Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•	the progress, timing and costs of our Phase III clinical trial of ATryn for PE (weeks 24-28), including whether we expand the size of the trial pursuant to its adaptive design or addition of PE (weeks 29-33);

•	the timing and costs of ATryn for additional indications;

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our other product candidates and potential product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the costs of commercialization activities for ATryn to manage PE and other product candidates if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approvals, revenue received from commercial sales of ATryn to manage PE;

•	the terms and timing of any future collaborations, licensing or other arrangements that we may establish;

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims;

•	the costs of operating as a public company; and

•	the extent to which we in-license or acquire other products and technologies.

We have a limited, recent operating history as a separate, independent company, which makes it difficult to assess our future viability. Our historical financials may not be indicative of our future performance as an independent company.

We have not operated as an independent company since LFB Biotech acquired all of our then remaining outstanding shares to become our sole stockholder in December 2010. Our limited operating history as a newly independent company may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty as we may not be able to successfully implement the changes necessary to operate independently, and we may need to incur more costs than anticipated.

On March 31, 2014, we divested all assets and liabilities other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States to LFB USA. We retained, among other things, our clinical trial agreements, our distribution and sales agreements, all regulatory filings for ATryn and the right to develop and commercialize ATryn in the United States. Following the Divestment, LFB USA is providing us with general and administrative and research and development and regulatory services. Our business operations and our retained employees continue to be located at our Framingham, Massachusetts office space, which we share with LFB USA under a use and occupancy agreement, following our transfer of our lease to LFB USA. We were also party to several intercompany agreements with LFB Biotech and LFB, prior to the Divestment, which we terminated or transferred in connection with the Divestment.

Additionally, the historical financial and pro forma financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been an independent publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•	during the periods presented in our historical financial information, LFB provided us with steady cash flow through a cash pooling agreement that maintained a fixed balance of cash resources for our utilization;

•	our historical and financial information reflects intercompany charges for services historically provided to us by LFB Biotech and LFB, which charges may not reflect the costs we will incur for similar services in the future as an independent company; and

•	our historical and financial information does not reflect changes that we expect to incur in the future as a result of the Divestment, including the transfer and sale of non-ATryn assets and changes in the cost structure, personnel needs, financing and operations of the divested business as a result of the Divestment and from reduced economies of scale.

We also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance and accounting systems. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

Our products may be used by physicians for indications that are not approved by the FDA. If the FDA finds that we marketed our products in a manner that promoted off-label use, we may be subject to civil or criminal penalties.

While we plan to pursue FDA approval of ATryn for indications other than the HD AT indication, including the management of PE, we currently only have FDA approval to market ATryn for the prevention of blood clots during or after surgery or childbirth for patients with HD AT. ATryn is not approved for treatment of thromboembolic events in HD AT patients, and its safety and effectiveness has not been studied in pediatric patients. Under the Federal Food, Drug, and Cosmetic Act and other laws, we are prohibited from promoting ATryn for off-label uses. This means that we may not make claims about the use of ATryn outside of the approved indication, including use of the product for the treatment of pediatric patients or PE, and we may not proactively discuss or provide information on off-label uses of ATryn, with very specific and limited exceptions. The FDA does not, however, restrict physicians from prescribing products for off-label uses in the practice of medicine. We do not formally track how physicians use ATryn after it is purchased or as part of our Honor Program and therefore cannot identify with certainty what percentage of our revenue from sales of ATryn is derived from off-label use. We are aware, however, that physicians in the United States may be using ATryn off-label to treat newborns during ECMO, pregnant women without HD AT, and for other conditions or in other situations for which it is not specifically approved. We are also aware that antithrombin is commonly used during procedures such as cardiac bypass and ECMO.

A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies, and even criminal sanctions. Should the FDA determine that our activities constitute the promotion of off-label use, the FDA could bring action to prevent us from distributing ATryn and could impose fines and penalties on us and our executives. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions.

If the Office of Inspector General within the Department of Health and Human Services, the Department of Justice, or DOJ, or another federal or state agency determines that we have promoted off-label use of our products, we may be subject to various penalties, including civil or criminal penalties, and the off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

In addition to the FDA restrictions on marketing of ATryn, several other types of state and federal healthcare laws have been applied by the DOJ and state attorneys general to restrict certain marketing practices in the pharmaceutical industry. While physicians may prescribe ATryn for off-label uses and indications other than the prevention of blood clots during or after surgery or childbirth in patients with HD AT, if other federal or state regulatory authorities determine that we have engaged in off-label promotion through remuneration, kickbacks or other monetary benefits to prescribers, we may be subject to civil or criminal penalties and could be prohibited from participating in government healthcare programs such as Medicaid and Medicare. In addition, government agencies or departments could conclude that we have engaged in off-label promotion and, potentially, caused the submission of false claims. Even if we are successful in resolving such matters without incurring penalties, responding to investigations or prosecutions will likely result in substantial costs and could significantly and adversely impact our reputation and divert management’s attention and resources, which could have a material adverse effect on our business, operating results, financial condition and ability to finance our operations. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us.

ATryn for the HD AT indication, or any other product candidate for which we seek approval as a biologic, may face competition sooner than anticipated.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Patient Protection and Affordable Care Act, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that ATryn for the HD AT indication should qualify for the 12 year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider ATryn to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Risks related to clinical development

The risk of failure of clinical development is high. Clinical studies are expensive, time-consuming, uncertain and susceptible to change, delay or termination. Any delay or failure in obtaining required approvals could have a material adverse effect on our business.

Before obtaining marketing approval from regulatory authorities for sale of our products, we must conduct extensive clinical studies to demonstrate the safety and efficacy of such product in humans for the desired indication. We currently have marketing approval of ATryn for the HD AT indication. We plan to initiate a clinical study for the use of ATryn to manage PE (weeks 24-28) and, if successful, we plan to study ATryn for PE (weeks 29-33). However, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. We have not commenced clinical development for any other product candidate. It is impossible to predict when or if ATryn or the product candidates for which we may seek marketing approval will be deemed by the FDA to be safe and effective to receive regulatory approval for the desired indications.

Despite promising results of antithrombin products in earlier clinical studies, the results from our clinical studies of ATryn to manage PE may not demonstrate safety and efficacy to the satisfaction of the FDA. In addition, the FDA could determine that a second pivotal trial of ATryn to manage PE or other additional clinical studies are necessary, which could delay or even prevent approval and commercialization.

Even if we conclude that the results from our clinical study demonstrate a statistically significant difference, the FDA may not agree with us or could also conclude that the clinical study results are not clinically meaningful, that there were human errors in the conduct of the clinical study, or that for some other reason the clinical study results are inadequate to support approval of ATryn to manage PE (weeks 24-28). Even if the FDA agrees that the results from our Phase III trial are favorable, the FDA may require that we conduct a second Phase III trial or require other data and information before it will approve the use of ATryn for the management of PE (weeks 24-28). Although we have received feedback from the FDA on our Phase III clinical trial plans for studying ATryn to manage PE (weeks 24-28), we do not have, and will not be seeking, a special protocol assessment for PRESERVE-1.

Numerous other factors could affect the timing, cost or outcome of our development efforts, including the following:

•	a decision to expand the size of the trial pursuant to the adaptive design of PRESERVE-1;

•	conditions imposed on us by regulatory authorities regarding the scope or design of our clinical studies;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites;

•	failure to obtain, or delays in obtaining, the required regulatory approvals for the facilities or the processes used to manufacture ATryn or any changes to such processes;

•	insufficient or inadequate supply or quality of ATryn being tested or other necessary materials necessary to conduct our clinical studies;

•	delays in the testing, validation, manufacturing and delivery of ATryn to the clinical sites;

•	problems in engaging institutional review boards, or IRBs, to oversee trials or problems in obtaining or maintaining IRB approval of studies at each clinical study site;

•	delays in recruiting and enrolling suitable patients to participate in our clinical studies in conformity with required protocols or projected timelines;

•	imposition of a clinical hold by regulatory agencies, after an inspection of our clinical study operations or study sites;

•	failure by our CROs, other third parties or us to adhere to clinical study requirements, comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

•	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory guidelines in other countries;

•	delays in having patients complete participation in a study or return for post-treatment follow-up;

•	clinical study sites or patients dropping out of a study;

•	occurrence of undesirable side effects or other unexpected adverse results;

•	discovery of serious or unexpected toxicities or side effects experienced by study participants or other safety issues;

•	occurrence of serious adverse events associated with the product being tested that are viewed to outweigh its potential benefits;

•	negative or inconclusive results from our clinical studies or the clinical studies of others for similar product being tested or inability to generate statistically significant data confirming the efficacy of the product being tested;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the regulatory environment, including pricing and reimbursement, that make development no longer desirable;

•	delays in filing or acceptance of a supplement to our Biologics License Application, or BLA; or

•	failure or delays in obtaining pricing and reimbursement approvals.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, clinical study delays could also shorten any periods during which we may have the exclusive right to commercialize our products or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our products and may harm our business and results of operations.

We may find it difficult to enroll patients in our clinical studies, which could delay or prevent the completion of our clinical studies.

Identifying and qualifying patients to participate in our clinical studies is critical to our success. The timing of our clinical studies depends on the speed at which we can recruit patients to participate. If we have difficulty enrolling a sufficient number of patients to conduct our clinical studies as planned, we may need to delay, limit or terminate ongoing or planned clinical studies, any of which would have an adverse effect on our business.

Patient enrollment is affected by a number of factors including:

•	severity of the disease under investigation;

•	design of the study protocol;

•	size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the product being tested;

•	proximity and availability of clinical study sites for prospective patients;

•	availability of competing therapies and clinical studies;

•	efforts to facilitate timely enrollment in clinical studies;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

We may experience difficulties with patient enrollment for our clinical studies due to the small patient populations for our proposed products. For example, the process of finding and diagnosing patients may prove costly. Additionally, patients may be unwilling to participate in our studies due to negative publicity from adverse events in the biotechnology or other industries or for other reasons, such as concerns about risks to their newborns. We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical studies in a timely manner.

We plan to commence enrollment in our pivotal Phase III trial in mid-2014 to study the use of ATryn in the management of PE (weeks 24-28). Approximately 5,000 pregnancies in the United States are impacted by PE (weeks 24-28). The eligibility criteria of our clinical studies may further limit the pool of available study participants, and pregnant women may be more hesitant than other patient groups to participate in our clinical studies out of concern for their unborn babies.

If adverse side effects are identified during the time our products candidates are in development or after they are approved and on the market, we may choose to or be required to perform lengthy additional clinical trials, discontinue development of the affected product candidate, change the labeling of any such products, or withdraw any such products from the market, any of which would hinder or preclude our ability to generate revenues.

Undesirable side effects associated with our product or product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or in the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Even if any of our product candidates receives marketing approval, as greater numbers of patients use a product following its approval, an increase in the incidence of side effects or the incidence of other post-approval problems that were not seen or anticipated during pre-approval clinical trials could result in a number of potentially significant negative consequences, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could substantially increase our costs and expenses of developing, commercializing and marketing any product candidates or could harm or prevent sales of any approved products.

We rely on third parties to conduct, supervise and monitor our clinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies.

We do not independently conduct our own clinical studies but rather rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to perform this function. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it could delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our preclinical and clinical studies are conducted in accordance with the study plan and protocols and legal, regulatory and scientific standards. We and our third-party contractors, some of whom are located outside the United States, are required to comply with good clinical practices, or GCPs, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under current good manufacturing practice, or cGMP, regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

The performance of these third parties may be adversely affected by various issues, including less advanced medical infrastructure, lack of familiarity with conducting clinical studies using U.S. standards, insufficient training of personnel and communication difficulties. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to obtain, or may be delayed in obtaining, the necessary regulatory approvals and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

If our clinical studies fail to demonstrate safety and efficacy to the satisfaction of the FDA or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of ATryn for an indication other than the HD AT indication or additional product candidates.

If the results of our clinical studies are inconclusive or if there are safety concerns or adverse events associated with the product being tested, we may:

•	be delayed in obtaining marketing approval for such product, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes with the way such product is administered;

•	be required to perform additional clinical studies to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of such product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Even if the results of our clinical studies are favorable, the time required to obtain FDA and other approvals is unpredictable, and often can take years following the commencement of clinical studies. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all.

The FDA or any other regulatory authority may deny or delay an approval because it is not satisfied with the structure or conduct of clinical studies or due to its assessment of the data we supply. A regulatory authority, for instance, may not believe that we have adequately addressed negative safety issues. Clinical data is subject to varied interpretations, and regulatory authorities may disagree with our assessments of data. In any such case, a regulatory authority could insist that we provide additional data, which could substantially delay or even prevent commercialization efforts, particularly if we are required to conduct additional pre-approval clinical studies.

Clinical studies also require the review and oversight of IRBs, which approve and continually review clinical investigations and protect the rights and welfare of human subjects. An inability or delay in obtaining IRB approval could prevent or delay the initiation and completion of clinical studies, and the FDA may decide not to consider any data or information derived from a clinical investigation not subject to initial and continuing IRB review and approval.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

If we fail to obtain or maintain orphan exclusivity for our products, our competitors may sell products to treat the same conditions, and our revenues will be reduced.

The FDA has designated ATryn as an orphan drug for the HD AT indication. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and FDA user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same product for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. We have obtained orphan drug exclusivity for ATryn for the HD AT indication, entitling us to seven years of marketing exclusivity for this product and indication.

We plan to seek orphan drug designation for ATryn for the management of PE (weeks 24-28). However, even if orphan drug designation is granted, we may not be the first to obtain marketing approval for this indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity, that exclusivity may not effectively protect ATryn from competition because different products with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same product with the same active moiety for the same condition if the FDA concludes that the later product is safer, more effective, or makes a major contribution to patient care. Orphan exclusivity neither shortens the development time or regulatory review time, nor gives the product any advantage in the regulatory review or approval process.

Risks related to manufacturing

We rely solely on third parties to manufacture and supply ATryn. We have little control over the compliance of our supplier and its subcontractors with regulatory requirements.

We do not own any facilities for clinical or commercial scale manufacturing of ATryn, nor do we own the rights to manufacture ATryn. We rely solely upon our exclusive supplier LFB USA to supply ATryn for our proposed clinical studies and our commercial sales, and LFB USA in turn relies upon two third-party contract manufacturing organizations for downstream processing and fill and finish, respectively.

All manufacturers of biological products must comply with FDA’s current good manufacturing practices, or cGMPs, enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. Our manufacturers may be unable to comply with these cGMP requirements and with other regulatory requirements. The FDA may also implement new standards at any time, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products.

Additionally, these facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall or withdrawal of product approval. If the safety of any product supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain, or if already obtained, may lose regulatory approval for our products, we may be unable to commercialize our products successfully, and we may be held liable for any injuries sustained as a result and potentially be subject to administrative or judicially imposed sanctions. Any of these factors could cause a delay of clinical studies, regulatory submissions, approvals or commercialization of our products, entail higher costs or impair our reputation.

Any delay or interruption in the supply of our commercial product could harm our inventory levels, cause doctors and patients to seek other products and treatments and cost us significant losses in revenue. A delay or interruption in the supply of product for our clinical studies, could delay the completion of our clinical studies, increase the costs associated with maintaining our clinical studies and, depending upon the period of delay, may require us to commence new studies at significant additional expense or terminate the studies completely.

The subcontractor that previously handled our downstream processing was shut down last year by regulatory authorities as a result of violations not related to our product ATryn. As a result, LFB USA had to identify a new manufacturer, transfer the manufacturing process, and qualify the manufacturer under applicable regulatory requirements. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to LFB USA and then onto us. There can be no assurance LFB USA will be able to successfully implement this transition on the expected timeline.

Additionally, LFB USA will need to demonstrate that the product produced by the new subcontractor is comparable to the material provided by the previous subcontractor. Demonstrating comparability can require significant preclinical and clinical studies. If LFB USA is not able to demonstrate comparability, then the material would be considered a new biological entity and a full BLA submission would be required for approval, resulting in additional time and expense. If we are not able to implement the proposed transitions in a timely manner, or establish comparability of the new material, or obtain the anticipated improvements in efficiency, our business, results of operations and growth prospects would be materially adversely affected.

Each step of the manufacturing process is currently handled by one manufacturer at a single manufacturing site. Any disruption to the operations of any manufacturing site or failure by any manufacturer could have a significant negative impact on our supply, which would seriously jeopardize our commercial sales and our clinical studies.

Each step of the manufacturing process of ATryn currently involves only a single manufacturer with a single manufacturing site. Accordingly, our supply of ATryn is at risk if any of such manufacturers fails to perform adequately or fulfill our supply needs. If we and LFB USA, or LFB USA and its subcontractors, cannot agree to the terms and conditions of the supply relationship or manufacturing relationship, respectively, or if any of them terminates such relationship or otherwise becomes unable to fulfill its obligations, both our clinical studies and our commercial sales would be seriously jeopardized.

We are also at risk for disruptions to the operations of our third-party manufacturers or suppliers that could be caused by conditions unrelated to our business or operations, including the bankruptcy or other shutdown of the manufacturer or supplier. In fact, our supplier LFB USA cannot currently provide for the entire supply of ATryn necessary for proposed clinical studies because the prior subcontractor responsible for handling the downstream processing was shut down last year by regulatory authorities as a result of violations not related to ATryn. Although LFB USA has engaged a new subcontractor to handle the downstream processing, the FDA has not yet approved that new manufacturer and deemed the new product as sufficiently comparable to the product produced by the prior subcontractor. As a result, we may face delays in our clinical studies or may have to limit our commercial sales until the new subcontractor receives all necessary approvals.

Natural disasters and other catastrophic events, such as wildfires and other fires, earthquakes and extended power interruptions, and terrorist attacks, drought or flood, could also significantly disrupt the operations of LFB USA or its subcontractors and result in significant additional, unplanned expense and delay our development and commercialization efforts.

LFB USA produces ATryn through its proprietary transgenic technology, by inserting the DNA for the desired protein, in this case antithrombin, into the DNA of an animal to produce what is known as a “recombinant” form of the corresponding human protein in the animal’s milk. LFB USA’s animal operations are subject to the review of our Institutional Animal Care and Use Committee and are accredited by the Association for the Assessment and Accreditation of Laboratory Animal Care International, or AAALAC, and we are registered with the U.S. Department of Agriculture, or USDA, and the Office of Laboratory Animal Welfare of the National Institutes of Health, or OLAW. LFB USA’s farm and its transgenic animals are the only animal facilities in the world that produce recombinant antithrombin in this manner. If natural disasters or other catastrophic events destroy LFB USA’s animal operations, it will be extremely difficult to set up another animal facility to supply the unpurified ATryn.

We have limited rights under our exclusive supply agreement with LFB USA to mitigate the risks of a supply disruption by establishing a second source for our supply of ATryn. We cannot establish such a second source until the fifth anniversary of the FDA approval of ATryn for the management of preeclampsia, and such second source would be limited to the supply of downstream manufacturing and/or fill and finish processes for ATryn and no more than 50% of our requirements. We do not have the ability during the term of the supply agreement to establish a second source for the clarified milk containing ATryn.

Additionally, we do not own any manufacturing rights to the proprietary transgenic technology LFB USA uses to produces ATryn. In the event that LFB USA is unable to adequately supply ATryn for our clinical and commercial purposes or otherwise breaches the supply agreement, we would be forced to rely on LFB USA’s cooperation in transferring the necessary proprietary transgenic manufacturing technology to another third-party manufacturer. Such transfer of manufacturing technology to a new, third-party manufacturer and/or such new, third-party manufacturer obtainment of the required regulatory approvals to manufacture ATryn may not occur in a timely manner and we may not be able to meet our clinical and commercial ATryn supply requirements.

Our reliance on third-party manufacturers requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on LFB USA and other third parties to manufacture and supply ATryn and any other products we may develop, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks related to commercialization

The commercial success of our current and future products will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Our products may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. If our products do not achieve an adequate level of acceptance, we may not generate sufficient product revenue and may not become profitable. The degree of market acceptance of our products will depend on a number of factors, including:

•	the prevalence and severity of any side effects, including any limitations or warnings contained in such product’s approved labeling;

•	the efficacy and potential advantages of such product over alternative treatments;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	our ability to expand our sales force and establish and maintain distribution managements if ATryn is approved to manage preeclampsia;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party insurance coverage or reimbursement.

Even if a product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of such product will not be known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors.

If the market opportunities for our current and future products are smaller than we believe they are, our revenues may be adversely affected and our business may suffer.

We focus our product development on treatments for rare diseases. Our projections of both the number of people who have these diseases as well as the subset of people with these diseases who have the potential to benefit from treatment by the products we develop are based on estimates that may prove to be incorrect. New studies may change the estimated incidence or prevalence of these diseases and conditions. The incidence and prevalence of these diseases may change. For example, from 1987 to 2004, the incidence of preeclampsia increased by 25%. It is believed that increasing maternal age, diabetes, obesity, chronic hypertension, renal disease, and stress contribute to the rise. Conversely, the incidence of preeclampsia could decrease as people learn to manage these contributing factors by change in lifestyle or with the assistance of new treatments.

Because the target patient populations for our current and future products are and will be small, we must achieve significant market share to be profitable. However, we may have trouble identifying or accessing such patients due to the small patient population, and as a result, the actual number of patients available for treatment may be lower than expected. We may also need to maintain high per-patient prices for our products to recover our development and manufacturing costs and achieve profitability, but the higher prices may also reduce the number of patients available and amenable to our treatment.

If we are unable to expand sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing ATryn for additional indications that we develop if and when approved.

To achieve commercial success for any approved product, we must either expand our sales and marketing organization or outsource these functions to third parties. We plan to expand our commercial organization in the United States and recruit additional experienced sales, marketing and distribution professionals. The expansion of our sales, marketing and distribution capabilities will require substantial resources, will be time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization costs. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, we may not be able to expand our sales force to a sufficient size or ensure that our sales force continues to have adequate expertise in the medical markets that we plan to target. If we are unable to sufficiently expand our sales force and marketing and distribution capabilities, our operating results may be adversely affected.

Factors that may inhibit our efforts to commercialize our products, including ATryn for the management of PE, include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We face intense competition from companies with greater resources and experience than us. Our competitors may develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our current and future products.

We are engaged in the development and commercialization of biopharmaceutical products for patients with serious or life threatening rare diseases and conditions. Our competitors include major multinational pharmaceutical and biotechnology companies such as Grifols, S.A., Baxter International, CSL Behring and Kamada. For instance, Grifols, S.A., a publicly traded multinational company, markets Thrombate III the main competitor of our product ATryn, and Prolastin, a human plasma-derived alpha-1 antitrypsin, or pAAT. Baxter International sells Aralast NP and Glassia, and CSL Behring sells Zemaira. Kamada is also currently conducting a Phase III study of aerosolized pAAT.

Many of these competitors and potential competitors have substantially greater financial, technological, managerial and development resources and experience than we do, such as larger staff and experienced marketing and manufacturing organizations. Some of these competitors and potential competitors have more experience than we do in the development of pharmaceutical products, including validation procedures and regulatory matters. We expect that our products will compete with current and future products based on efficacy, safety, cost and intellectual property positions. While we believe that these will be the primary competitive factors, other factors include obtaining marketing exclusivity under certain regulations, including the Orphan Drug Act, availability of supply, manufacturing, marketing and sales expertise and capability, and reimbursement coverage.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any of our current or future products, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than us. Additionally, technologies developed by our competitors may render some of our current or future products uneconomical or obsolete, and we may not be successful in marketing our products against competitors. If we are unable to compete successfully with these and other potential future competitors, we may be unable to grow and sustain our revenue.

Our failure to successfully acquire, develop and market additional products or product candidates could impair our ability to grow.

As part of our growth strategy, we may evaluate, acquire, license, develop and/or market additional products or product candidates. We have no internal discovery research capabilities and may be dependent upon pharmaceutical and biotechnology companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify, select and acquire promising pharmaceutical products or product candidates. The process of proposing, negotiating and implementing a license or acquisition of a product or product candidate is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of such product or product candidate. For example, we may not be successful in negotiating licenses to distribute in the United States two product candidates approved in Europe, Wilfactin and Clottafact, from LFB despite our rights of first negotiation. We have limited resources to identify and execute the acquisition or in-licensing of the third-party products or product candidates or related technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional products or product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s and technical personnel’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA, and may be prone to risks of failure typical of pharmaceutical product development, including the possibility that such product candidate will not be sufficiently safe and effective. In addition, we cannot provide assurance that any approved products that we develop or acquire will be manufactured profitably or achieve market acceptance.

We rely on third-party distributors for the distribution of ATryn.

We sell ATryn to a number of distributors who in turn distributes ATryn to hospitals and consumers. The distributors and contracted third parties are not employees and operate their own businesses separate and apart from our company, and we may not be able to control aspects of their activities that may impact our business. In addition, if state laws and regulations or the interpretation of state laws and regulations change and require us to treat our distributors as employees, or if our distributors are deemed by local regulatory authorities in one or more of the jurisdictions in which we operate to be our employees rather than independent contractors under existing laws and interpretations, we may be held responsible for a variety of obligations that are imposed upon employers relating to their employees, including employment related taxes and penalties. Our distributors also operate in jurisdictions where local legislation and governmental agencies require us to collect and remit taxes such as sales tax or value-added taxes. In addition, there is the possibility that some jurisdictions could seek to hold us responsible for false product claims or the negligent actions of a distributor. If we were found to be responsible for any of these issues related to our distributors, it could have a material negative impact on our financial position, results of operations or cash flows.

Following approval by the FDA of ATryn for additional indications, if obtained, we will need to expand our sales and marketing efforts. Further, we can give no assurances that we may be able to maintain a direct and/or contract sales force for any period of time or that our sales efforts will be sufficient to grow our revenues or that our sales efforts will ever lead to profits.

Risks related to our industry and regulations

Our marketed product ATryn is subject to ongoing regulatory review. If we fail to comply with continuing U.S. regulations, we could be subject to penalties or lose our approvals to market products and our business would be materially and adversely affected.

Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review by the FDA. Any regulatory approval that we have received or may receive for such product is subject to limitations on the indicated uses for which such product may be marketed or contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the product. In addition, we are subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for such product. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The regulatory requirements and policies may change and additional government regulations may be enacted for which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other countries. If we are not able to maintain regulatory compliance, we may not be permitted to market our current or future products and our business may suffer.

We are exposed to product liability and clinical liability risks which could place a substantial financial burden upon us, should we be sued, if we do not have adequate liability insurance or general insurance coverage for such a claim.

Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of biologics but are then heightened because ATryn is used in pregnant women. In addition, the use in our clinical studies of biologics that our potential collaborators may develop and the subsequent sale of these biologics by us or our distributors may cause us to bear a portion or all of the product liability risks. As is common for companies sponsoring such clinical testing, we carry both product liability insurance and clinical trial liability insurance for a total insured amount of $3.0 million per occurrence and $3.0 million aggregate limit under our own U.S. policy. In addition to our U.S. policy and for so long as we are controlled by LFB Biotech, we also share with our LFB affiliates both product liability and, with prior consent of the insurer, clinical trial liability insurance for a total insured amount of 42.0 million euros per occurrence and 42.0 million euros aggregate limit under LFB’s policy. The limit of this insurance may in some instances be insufficient to offset a negative judgment or settlement payment. As a result, a successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Negative public opinion and increased regulatory scrutiny of recombinant and transgenic products, genetically modified products and genetically modified animals generally may damage public perception of our current and future products or adversely affect our ability to conduct or business and obtain regulatory approvals we may seek.

ATryn is a transgenic product. It is produced in the milk of genetically modified animals who receive copies of the human antithrombin gene to produce human antithrombin. The success of ATryn or our other transgenic products will depend in part on public attitudes of the use of genetic engineering. Public attitudes may be influenced by claims and perceptions that these types of activities or products are unsafe, and our products may not gain sufficient acceptance by, or fall out of favor with, the public or the medical community. Negative public attitudes to genetic engineering activities in general could result in greater restrictive legislation and regulations and could impede our ability to conduct our business efficiently, delay preclinical or clinical studies, or otherwise prevent us from obtaining regulatory approvals and commercializing our products.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, in return for or to induce either the referral of an individual for, or the purchase order or recommendation of, any item or services for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;

•	federal false claims laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which established new federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

•	state or foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities, including certain credits we grant to our customers for the excess ATryn product remaining in our single use only vials, could be subject to challenge under one or more of such laws. Pharmaceutical and other healthcare companies continue to be prosecuted under the U.S. federal anti-kickback and false claims laws for numerous activities, including those related to research, sales, marketing and promotional programs. In addition, recent healthcare reforms have strengthened these laws. For example, the PPACA, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

The PPACA, among other things, also imposed new reporting requirements on manufacturers of certain devices, drugs and biologics for payments by them and in some cases their distributors to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and will be required to report detailed payment data and submit legal attestation to the accuracy of such data during Phase 2 of the program (which begins in May 2014 and extends for at least 30 days). Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year. Any failure to comply with these reporting requirements could result in significant fines and penalties.

In addition, there has been a recent trend of increased state regulation of payments made to physicians. Certain states mandate implementation of commercial compliance programs, impose restrictions on pharmaceutical manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and other healthcare providers. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from government healthcare programs, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Our customers are highly dependent on payment from third-party payors, and inadequate coverage and reimbursement could limit payments or reimbursements for ATryn or future products that we may develop could materially adversely affect our business.

Successful commercialization of ATryn depends, in large part, to the extent the costs of our products purchased by users of our products are reimbursed by third-party private and governmental payors, including Medicare, Medicaid, managed care organizations and private insurance plans. There is significant uncertainty surrounding third-party coverage and reimbursement for the use of new products. The ability of users of our products to obtain appropriate reimbursement from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. If these third-party payors do not provide adequate reimbursement for the costs of our products, deny the coverage of our products, or reduce current levels of reimbursement, healthcare professionals may not prescribe our products. In addition, demand for new products may be limited unless we obtain favorable coverage and reimbursement policies from governmental and private third-party payors at the time of the product’s introduction. Third-party payors continually review their coverage policies for existing and new therapies and can deny coverage for treatments that include the use of our products or revise payment policies such that payments do not adequately cover the cost of our products. Even if third-party payors make coverage and reimbursement available, such reimbursement may not be adequate or these payors’ reimbursement policies may have an adverse effect on our business, results of operations, financial condition and cash flows.

Hospitals and other healthcare provider customers that may purchase ATryn generally bill various third-party payors to cover all or a portion of the costs and fees associated with ATryn, including the cost of the purchase of ATryn. ATryn is used exclusively in a hospital inpatient setting, where governmental payors, such as Medicare, generally reimburse hospitals a single bundled payment that is based on the patients’ diagnosis under a classification system known as the Medicare severity diagnosis-related groups, or MS-DRGs, classification for all items and services provided to the patient during a single hospitalization, regardless of whether ATryn is used during such hospitalization. Third-party payors may deny coverage, however, if they determine that ATryn is not cost-effective as determined by the payor, or is deemed by the third-party payor to be experimental or medically unnecessary.

We are unable to predict at this time whether ATryn will continue to be covered by third-party payors, nor can we predict at this time the adequacy of the MS-DRG based payments received by our customers for the items and services provided to the patient during a single hospitalization, including the cost of the purchase of ATryn. Our customers’ access to adequate coverage and reimbursement for ATryn by government and private insurance plans is central to the acceptance of our product. We may be unable to sell ATryn on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels.

Healthcare policy changes, including legislation reforming the United States healthcare system, may have a material adverse effect on our financial condition and results of operations.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the PPACA, enacted in March 2010, makes changes that are expected to significantly impact the pharmaceutical and medical device industries. The PPACA, among other things, established annual fees and taxes on manufacturers of certain branded prescription drugs and included coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. In addition, the PPACA established an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. The IPAB has broad discretion to propose policies to reduce health care expenditures, which may have a negative impact on payment rates for services, including our products. The IPAB proposals may impact payments for hospital services beginning in 2020, and may indirectly reduce demand for ATryn.

In addition, other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012, or the ATRA, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The full impact on our business of the PPACA and the other new laws is uncertain. Nor is it clear whether other legislative changes will be adopted or how such changes would affect our industry generally or our ability to successfully commercialize ATryn.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks related to intellectual property

Our ability to successfully commercialize our technology and products may be materially adversely affected if we are unable to obtain and maintain effective intellectual property rights for our current and future products. We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Our success depends on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and products. In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or products that we license from third parties. Therefore, we cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. In addition, if third parties who license patents to us fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated.

We have sought to protect our proprietary position by filing patent applications in the United States related to products that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from competing products.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unresolved. In recent years patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our licensors’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products or which effectively prevent others from commercializing competitive products. Changes in either the patent laws or interpretation of the patent laws in the United States may diminish the value of our patents or narrow the scope of our patent protection. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to invent the inventions claimed in our owned and licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. Assuming the other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. On March 16, 2013, under the America Invents Act, the United States moved to a first to file system. The effects of these changes are currently unclear as the U.S. Patent and Trademark Office, or USPTO, continues to clarify its regulations, and the courts have yet to address any of these provisions. We may become involved in opposition or interference proceedings challenging our patent rights or the patent rights of others, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to intellectual property license agreements with third parties and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that our future license agreements will impose, various diligence, royalty, insurance and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate these agreements, in which event we may not be able to develop and market any product that is covered by these agreements. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms or our not having sufficient intellectual property rights to operate our business. The occurrence of such events could materially harm our business.

Specifically, our business is dependent upon the intellectual property rights that we license from LFB USA. LFB USA has granted us an exclusive, worldwide license (or sub-license with respect to third-party in-licensed intellectual property) to develop and commercialize rhAAT worldwide under any intellectual property owned by or licensed to LFB USA. In consideration for the licenses and other rights granted to us, we are obligated to pay LFB USA a percentage of net sales on a product-by-product and country-by-country basis as a royalty. The royalties on the net sales payable to LFB USA are in the low single digit range. We are also required to reimburse LFB USA for any royalties due to Tufts based on net sales of rhAAT in the United States. The royalties for Tufts are under 1% with such amounts capped at a high single digit percentage of the distributor fees. We are required to use all commercially reasonable efforts to develop licensed products and are subject to specific development milestones. If we are unable to meet these milestones, the exclusive license agreement will be automatically terminated.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent, rights that are important or necessary to the development of our product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties on commercially reasonable terms, or our business could be harmed, possibly materially.

Specifically, our business is substantially dependent upon the intellectual property rights that LFB USA licenses from LFB Biotech, Tufts, and Genzyme Corporation. In the event that LFB USA fails to comply with its obligations under one or more of these license agreements and a licensor exercises its termination right thereunder, such licensor may have the right to terminate its agreements. In such case, we would be required to obtain a license from these third-party licensors on commercially reasonable terms, or our business could be harmed, possibly materially.

We rely on trade secret protections through confidentiality agreements with our employees and third parties, and the breach of these agreements could adversely affect our business and prospects.

We rely on trade secrets, which we seek to protect, in part, through confidentiality and non-disclosure agreements with our employees, collaborators, suppliers, and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach, or that our trade secrets will not otherwise become known to or independently developed by our competitors. We might be involved from time to time in litigation to determine the enforceability, scope, and validity of our proprietary rights. Any such litigation could result in substantial cost and divert management’s attention from operations. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

We may be unable to protect our intellectual property rights licensed from other parties; our intellectual property rights may be inadequate to prevent third parties from using our technologies or developing competing products; and we may need to license additional intellectual property from others.

rhAAT and other technologies that we may license from third parties are claimed in a number of pending patent applications, but there is no assurance that these applications will result in any issued patents or that those patents would withstand possible legal challenges or protect our products from competition. The USPTO has upheld stringent standards for the ATryn patents that have been prosecuted so far. Consequently, pending patents that we have licensed and those that we own may continue to experience long and difficult prosecution challenges and may ultimately issue with much narrower claims than those in the pending applications. Third parties may hold or seek to obtain additional patents that could make it more difficult or impossible for us to develop products based on ATryn related technology without obtaining a license to such patents, which licenses may not be available on attractive terms, or at all.

In addition, others may challenge the patents or patent applications that we currently license or may license in the future or that we own and, as a result, these patents could be narrowed, invalidated or rendered unenforceable, which would negatively affect our ability to exclude others from using our technologies described in these patents. There is no assurance that these patents or other pending applications or issued patents we license or that we own will withstand possible legal challenges. Moreover, the laws of some foreign countries may not protect our proprietary rights to rhAAT or, in the event we acquire ex-US development and commercialization rights to ATryn, to ATryn, to the same extent as do the laws of the United States. Finally, as a result of the expiration or successful challenge of our patent rights, we could face more availability with respect to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

Any patents issued to us or our licensors may not provide us with any competitive advantages, and there is no assurance that the patents of others will not have an adverse effect on our ability to do business or to continue to use its technologies freely. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on technology that is not covered by our licenses or patents or patent application that we own.

There is no guarantee that future licenses will be available from third parties for our current and future products on timely or satisfactory terms, or at all. To the extent that we are required and are able to obtain multiple licenses from third parties to develop or commercialize a product, the aggregate licensing fees and milestones and royalty payments made to these parties may materially reduce our economic returns or even cause us to abandon development or commercialization of a product candidate.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances, such as Mayo Collaborative Services vs. Prometheus Laboratories, Inc. (132 S.Ct. 1289 (2012)) and Association for Molecular Pathology vs. Myriad Genetics, Inc. (133 S.Ct. 2107 (2013)), and weakened the rights of patent owners in certain situations, such as eBay Inc. and Half.com vs. MercExchange, L.L.C. (547 U.S. 388 (2006)). In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Risks related to the Divestment

The assets and resources that we keep after the Divestment may not be sufficient for us to operate as a stand-alone company, and we may have operational difficulties in connection with our separation from our affiliates. We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the Divestment or as a result of the Divestment.

Because we have not operated as a stand-alone company in the recent past, we may have difficulty doing so, and our business, financial condition and results of operations will be adversely affected. Prior to the Divestment, we used the executive management team and administrative resources of LFB. Many daily functions previously performed by LFB, including those related to auditing and review by accountants of required financial statements, management of our shared intellectual property, and research and development assistance, will now become our responsibility after the Divestment. Following the Divestment, LFB no longer provides services to us directly, and LFB USA is contractually obligated to provide to us only those services specified in the general and administrative services agreement, the research and development and regulatory services agreement and the other agreements we enter into with LFB USA in connection with the Divestment. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that LFB previously provided to us that are not specified in such services agreements. Additionally, if LFB USA does not continue to perform effectively, breaches, or terminates those services agreements, we may not be able to operate our business effectively and our operating results could be adversely affected.

LFB also provided us with steady cash flow through the cash pooling agreement with LFB and LFB Biotech that maintained a fixed amount of cash resources for our use. LFB will be terminating this agreement prior to the closing of this initial public offering. Under the terms of this agreement, ending daily cash balances in excess of $1.1 million were swept to an LFB-controlled account. In the event our ending daily cash balance fell below $0.9 million, LFB would make an overnight deposit in an amount equal to the difference between the ending cash balance and $1.0 million.

We may have operational difficulties in connection with our separation from our affiliates. Many of the personnel relating to administrative, technical, operational and regulatory functions and many assets including the lease, fixtures and equipment were transferred to LFB USA in connection with the Divestment. We may need to hire additional personnel to assist with administrative and technical functions, and acquire other office and laboratory equipment for use in the ordinary course of operating our business in addition to those provided in our intercompany agreements with LFB USA and LFB.

We also anticipate that we will incur additional incremental expenses associated with being an independent, public company.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Divestment of our non-ATryn assets and separation from our parent company LFB Biotech.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would be as a wholly-owned subsidiary of LFB Biotech. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent company or such benefits may be delayed or may not occur at all.

Any disputes that arise between us and the LFB Group with respect to our past and ongoing relationships could harm our business operations.

Any disputes that may arise between us and any member of the LFB Group with respect to our past and ongoing relationships could harm our business operations. Disputes may arise between any member of the LFB Group and us in a number of areas relating to our past and ongoing relationships, including:

•	intellectual property, technology and business matters, including failure to make required technology transfers and failure to comply with non-compete provisions applicable to any member of the LFB Group and us;

•	labor, tax, employee benefit, indemnification and other matters arising from the Divestment;

•	distribution and supply obligations;

•	employee retention and recruiting;

•	business combinations involving us;

•	sales or distributions by LFB Biotech of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services LFB USA and LFB has agreed to provide us; and

•	business opportunities that may be attractive to both the LFB Group and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we have entered into with the LFB Group may be amended upon agreement between the parties. While we are controlled by LFB Biotech, the LFB Group may be able to require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.

As long as our parent company controls us, your ability to influence corporate matters will be extremely limited.

LFB Biotech currently owns 100% of our issued and outstanding common stock. After this offering, LFB Biotech will continue to own, if we sell all of the shares set forth on the cover page of this prospectus, approximately     % of our issued and outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As long as LFB Biotech owns a majority of our outstanding common stock, LFB Biotech will have the ability to take stockholder action without the vote of any other stockholder, and investors in this offering will not be able to affect the outcome of any stockholder vote during this period.

As a result, the LFB Group will have the ability to control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies, including the appointment and removal of our officers;

•	any determinations with respect to mergers and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities;

•	changes to, and waivers of LFB USA’s obligations under, the agreements providing for the Divestment of our assets to LFB USA and LFB’s obligations under the intercompany agreements and licenses with LFB;

•	the allocation of business opportunities that may be suitable for us and the LFB Group;

•	the payment of dividends on our common stock;

•	certain determinations with respect to our tax returns; and

•	the number of shares of our common stock available for issuance under our equity plans.

The interests of LFB Biotech may not always coincide with your interests or the interests of other stockholders and LFB Biotech may act in a manner that advances its best interests and not necessarily those of other stockholders, including seeking a premium value for its common stock, and might affect the prevailing market price for our common stock. Our board of directors, which consists of seven directors, including three affiliated with LFB Group, has the power to set the number of directors on our board from time to time.

This effective control on all matters relating to our business and operations could also eliminate the possibility of stockholders changing management in the event that stockholders did not agree with the conduct of our officers or directors. Additionally, stockholders would potentially not be able to obtain the necessary stockholder vote to affect any change in the course of our business. This lack of stockholder control could prevent the stockholders from removing any of our directors who are not managing our company with sufficient skill to make it profitable, which could prevent us from becoming profitable, and in turn cause investors to lose all or part of their investment.

Additionally, LFB Biotech’s voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. LFB Biotech is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your common stock. Accordingly, your shares of our common stock may be worth less than they would be if LFB Biotech did not maintain voting control over us.

We will be a “controlled company” within the meaning of the NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, LFB Biotech will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

Under NASDAQ rules, a “controlled company” may elect not to comply with certain NASDAQ corporate governance requirements, including (i) the requirement that a majority of our board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to the board by a compensation committee that is composed entirely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board by a majority of independent directors or a nominating committee that is composed entirely of independent directors.

As a controlled company, we intend to rely on certain exemptions from the NASDAQ standards that will enable us not to comply with certain NASDAQ corporate governance requirements so long as LFB Biotech continues to control a majority of the voting power of our outstanding common stock. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The NASDAQ Global Market.

Third parties may seek to hold us responsible for liabilities of our affiliates that we divested in our agreements.

In connection with the Divestment, we divested all liabilities that do not relate to our ATryn business to LFB USA. Third parties may, nevertheless, seek to hold us responsible for LFB USA’s assumed liabilities. LFB USA has agreed to indemnify us for claims and losses relating to these divested liabilities until March 31, 2015. However, if those liabilities are significant or arise after March 31, 2015 and we are ultimately liable for them, we cannot assure you that we will be able to recover the full amount of our losses from LFB USA. We may also be required to participate in proceedings, which may divert resources intended for our clinical development and commercial operations.

Following the Divestment and this initial public offering, we will need to expand the size of our organization. If we are unable to retain and recruit qualified personnel, or if any of our key executives, employees or consultants discontinues his or her employment or consulting relationship with us, it may delay our development efforts or otherwise harm our business. If we are successful with recruiting and retainment or use of third-party vendors, we may still experience difficulties in managing growth.

As of the date of this prospectus, we employ a total of 15 full-time employees and one part-time employee, and we have access to certain employees and resources of the LFB Group through the various agreements we have entered into with LFB USA. Our management and scientific personnel, systems and facilities currently in place may not be adequate to support our future growth. We plan to expand our management team to include an operation ramp-up of additional technical staff required to achieve our business objectives. In addition, we plan to periodically engage individuals employed by the LFB USA, on a part-time basis, to assist us with establishing and maintaining accounting systems, managing vendors and CROs, project management, research and clinical development, chemistry and toxicology, regulatory affairs, human resources, and other general and administrative activities. We will need to expand our managerial, operational, technical and scientific, financial and other resources in order to manage our operations and clinical studies, establish independent manufacturing, continue our development activities, and commercialize our current and future products.

We may be unable to attract and retain personnel on acceptable terms given the competition among biotechnology, biopharmaceutical, and health care companies, universities, and non-profit research institutions. We also plan to hire additional sales professionals to expand our commercialization of ATryn. Competition for employees may impact our ability to recruit and retain qualified personnel in the future. Certain of our officers, directors, scientific advisors, and/or consultants or certain of the officers, directors, scientific advisors, and/or consultants hereafter appointed may from time to time serve as officers, directors, scientific advisors, and/or consultants of other biopharmaceutical or biotechnology companies. We do not maintain “key man” insurance policies on any of our officers or employees. We plan to enter into new employment contracts with our chief executive officer, chief financial officer, and other executive officers which provide for certain severance benefits. Consistent with our current employment policies, all of our employees are employed “at will” and, therefore, each employee may leave our employment at any time. The loss of any of our key executives, employees or consultants could impede the achievement of our objectives. If we are unable to retain our existing employees, including qualified scientific personnel, and attract additional qualified candidates, our business and results of operations could be adversely affected. We are not aware of any key personnel who intend to retire or otherwise leave us in the near future.

We currently use the services of third-party vendors, and may seek additional third-party vendors, to perform tasks including preclinical and clinical study management, statistics and analysis, regulatory affairs, medical advisory, market research, formulation development, chemistry, manufacturing and control activities, other development functions, legal, auditing, financial advisory, and investor relations. Because we rely on numerous consultants, to outsource many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical studies may be extended, delayed or terminated, and we may not be able to obtain regulatory approval or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may be unable to successfully implement the tasks necessary to achieve our development and commercialization goals.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our sole existing stockholder sells, or indicates an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline.

Our sole stockholder LFB Biotech and each member of our board of directors have signed lock-up agreements pertaining to this offering that will expire two years from the date of this prospectus. Additionally, our executive officers and all other holders of our equity securities have signed lock-up agreements pertaining to this offering that will expire 180 days from the date of this prospectus. Piper Jaffray & Co. and Guggenheim Securities, LLC, however, may, in their sole discretion, permit any stockholder who is subject to these lock-up agreements, to sell shares prior to the expiration of such lock-up agreement. See “Underwriting.”

After LFB Biotech’s lock-up agreement expires, based upon the number of shares of common stock outstanding as of May 16, 2014, up to an additional 25,000,000 shares of common stock will be eligible for sale in the public market, all of which are held by LFB Biotech and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of May 16, 2014, 2,635,000 shares of common stock that are either subject to outstanding equity awards or reserved for future issuance under our 2014 Stock Option and Incentive Plan, or the 2014 Option Plan, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Risks related to this offering and ownership of our common stock

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

Prior to the completion of this offering, we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the

Securities and Exchange Commission, or SEC, or any securities exchange relating to public companies. With the assistance of our legal, independent accounting and financial advisors we have identified those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. Making those changes has resulted, and will continue to result, in our incurring significant expenses. In addition, compliance with the various reporting and other requirements applicable to public companies requires considerable time and attention of management. There can be no assurance that the changes we have made and will make will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

In addition, as a public company, it may be more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees or as executive officers.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the Securities and Exchange Commission after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our bylaws and indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by law, which may obligate us to make substantial payments and to incur significant insurance related expenses.

Our amended and restated bylaws that will be effective upon the closing of this offering require us to indemnify our directors and officers to the fullest extent permitted by law. This could require us, with some legally prescribed exceptions, to indemnify our directors and officers against any and all expenses, judgments, penalties, fines, and amounts reasonably paid in defense or settlement of an action, suit, or proceeding brought against any of them by reason of the fact that he or she is or was our director or officer. In addition, expenses incurred by a director or officer in defending any such action, suit, or proceeding must be paid by us in advance of the final disposition of that action, suit or proceeding if we receive an undertaking by the director or officer to repay us if it is ultimately determined that he or she is not entitled to be indemnified. We have also entered into indemnification agreements with each of our directors and officers. In furtherance of these indemnification obligations, we maintain directors’ and officers’ insurance. For future renewals, if we are able to retain coverage, we may be required to pay a higher premium for our directors’ and officers’ insurance than in the past and/or the amount of its insurance coverage may be decreased.

An active trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. Although we intend to list our common stock on The NASDAQ Global Market, an active trading market for our shares may never develop or, if developed, be maintained following this offering. If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An active trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile and fluctuate substantially, which could result in substantial losses.

The market price of our common stock is likely to be volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Our stock price could be influenced by a variety of factors, including the following:

•	adverse results or delays in preclinical or clinical studies;

•	reports of adverse events in other similar products or clinical studies of such products;

•	inability to obtain additional funding;

•	any delay in filing a BLA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that BLA;

•	failure to successfully develop and commercialize our product candidates;

•	failure by us or our licensors and strategic partners to prosecute, maintain or enforce our intellectual property rights;

•	changes in laws or regulations applicable to future products;

•	inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we may provide to the public;

•	failure to meet or exceed the financial projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our affiliates or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our common stock by us or our stockholders in the future; and

•	trading volume of our common stock.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be our stockholders’ sole source of gain.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. See “Dividend policy.”

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president;

•	prohibit stockholder action by written consent;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the pro forma book value per share of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares of common stock in this offering will incur immediate dilution of $         per share, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value as of                     , 2014. Furthermore, if the underwriters exercise their option to purchase additional shares in this offering, you will experience further dilution. For information on how the foregoing amounts were calculated, see “Dilution.”

This dilution is due to the substantially lower price paid by LFB Biotech as compared to the price offered to the public in this offering. In addition, as of May 16, 2014, options to purchase 1,425,474 shares of our common stock having an exercise price of $10.00 per share were outstanding, 319,733 shares issuable upon the vesting of restricted stock units and              shares of our common stock were reserved for issuance under our ESPP. The exercise of any of these options, or issuance of any of these shares, would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our common stock or rights to purchase common stock pursuant to our equity incentive plans, could result in additional dilution of the percentage of ownership of our stockholders and could cause our stock price to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholder, and new investors could gain rights superior to our existing stockholder.

Pursuant to the 2014 Option Plan, we may grant stock options and other equity-based awards to our employees, directors and consultants. The number of shares available for future grant under the 2014 Option Plan will automatically increase each year by up to 4% of all shares of our capital stock outstanding as of December 31 of the prior calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2014 Option Plan each year. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Our employment agreements with our executive officers may require us to pay severance benefits to any of those persons who are terminated in connection with a change in control of us, which could harm our financial condition or results.

We plan to enter into new employment agreements with our executive officers. In the event of termination of employment other than for cause or in the event of certain types of termination following a change in control, and assuming these new agreements were in effect, the agreements will provide for cash severance benefits that would have cost approximately $2.2 million in the aggregate based on salary information for the year ended December 31, 2013. For additional information see “Management—Executive and director compensation.”

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

At December 31, 2013, we had federal net operating loss carryforwards of approximately $150.0 million and tax credit carryforwards of approximately $0.8 million. At December 31, 2013, we had state net operating loss carryforwards of approximately $91.7 million and tax credit carryforwards of approximately of $1.2 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a cumulative change greater than 50% (by value) in the ownership of any “5-percent shareholder” over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe we experienced ownership changes on December 14, 2006 and November 3, 2009. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income is subject to limitations, which could potentially result in increased future tax liability to us. In addition, the Divestment was a taxable transaction with a related party, and as such, is subject to IRS scrutiny as to whether the purchase price was negotiated at arm’s length. In the event the IRS successfully asserts that our gain on the Divestment was greater than what we reported, we may be required to use some of our tax attributes to absorb such gain, and an alternative minimum tax may also apply. At the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. Clinical development is risky and unpredictable and can cause our operating results to fluctuate. We expect to commence enrollment in our PRESERVE-1 trial in mid-2014 but may be subject to delays or increased costs. We may need to increase the size of our trial or be asked to complete a second Phase III trial before ATryn is approved for additional indications. If the results of our PRESERVE-1 trial are favorable, we may choose to initiate clinical development for additional indications on a timeline earlier than predicted.

In addition, we will measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee’s requisite service period. As the variables that we use as a basis for valuing these awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indicator of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Cautionary note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to expand the indications of ATryn to include the management of PE (weeks 24-28) or for other indications, such as PE (weeks 29-33), and our ability to seek orphan drug designation for ATryn in any expanded indication;

•	the potential for us to submit a supplement to our BLA for ATryn for the management of PE (weeks 24-28) based upon a single pivotal trial;

•	our ability to increase sales of ATryn by capturing a larger share of the antithrombin market sales in the United States;

•	the potential benefits of the Divestment and our ongoing agreements with the LFB Group;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	the initiation, timing, outcomes or success of our preclinical and clinical studies, and our research and development programs;

•	the timing or likelihood of regulatory filings and approvals;

•	the pricing and reimbursement of our product or product candidates, if approved;

•	federal, state, and foreign regulatory requirements, including the FDA regulation of ATryn;

•	our ability to protect and enforce our intellectual property rights;

•	developments relating to our competitors and our industry;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and

•	anticipated trends and challenges in our business and the markets in which we operate.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

Use of proceeds

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $         million, or $         million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds from this offering as follows:

•	approximately $ million to fund clinical supply, our third-party clinical research organization and other costs related to studying ATryn for the management of PE (weeks 24-28) in our PRESERVE-1 clinical trial;

•	approximately $ million to commence evaluating ATryn to manage PE (weeks 29-33), including related regulatory and clinical efforts;

•	approximately $ million to increase our sales efforts, to develop physician education and for other marketing efforts to increase the use of ATryn as an antithrombin replacement therapy for the prevention of blood clots during or after surgery or childbirth for patients with HD AT; and

•	the remaining proceeds, if any, to fund new and ongoing research and development activities, working capital, costs associated with operating as a public company and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional products or product candidates, other assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments to do so. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from any clinical trials of ATryn for the management of PE (weeks 24-28) or other indications and whether regulatory authorities require us to perform additional clinical trials of ATryn. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on our judgment regarding the application of the net proceeds. In addition, we might decide to postpone or not pursue certain clinical activities if the net proceeds from this offering and our other sources of cash are less than expected.

Based on our planned use of the net proceeds of this offering and our other funding sources, we estimate that such funds will be sufficient to meet our anticipated cash requirements through the end of 2016, by which time we expect to announce top-line data from PRESERVE-1, including any expansion pursuant to its adaptive design option. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending our use of the net proceeds from this offering, we plan to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Dividend policy

Since January 1, 2012, we have not declared or paid dividends on our capital stock, except for a one-time cash dividend of $13.1 million that we declared and paid to our sole stockholder on March 31, 2014 in connection with the Divestment. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently plan to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the $4.4 million of cash that we advanced to LFB on April 1, 2014 under our cash pooling arrangement and to the contribution by LFB of an estimated $ that we owe LFB as of , 2014 under our cash pooling arrangement, which will terminate on the day before this offering is expected to close; and

•	on a pro forma as adjusted basis to give further effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual amount that we owe LFB under our cash pooling arrangement at the time it is terminated and the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the sections of this prospectus entitled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)(2)
Cash and cash equivalents	$5,388	$	$

Preferred stock, $0.01 par value per share; no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	$—	$	$
Common stock, $0.01 par value per share; 50,000,000 shares authorized, 25,000,000 shares issued and outstanding, actual and pro forma; 125,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	250
Additional paid-in capital	123,455
Accumulated deficit	(127,733)

Total stockholder’s equity (deficit)	(4,028)

Total capitalization	$(4,028)	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total stockholder’s equity and total capitalization on a pro forma as adjusted basis by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total stockholder’s equity and total capitalization on a pro forma as adjusted basis by $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The number of common shares shown as outstanding on a pro forma as adjusted basis in the table above excludes:

•	1,425,474 shares of common stock issuable upon the exercise of outstanding stock options as of May 16, 2014 having an exercise price of $10.00 per share;

•	319,733 shares of common stock issuable upon the vesting of restricted stock units that were outstanding as of May 16, 2014;

•	889,793 shares of common stock reserved for issuance pursuant to future equity awards under our 2014 Stock Option and Incentive Plan; and

•	shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, or ESPP.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2014 was $(4.7) million, or $(0.19) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2014.

Our pro forma net tangible book value (deficit) as of March 31, 2014 was $         million, or $         per share of common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding as of March 31, 2014, after giving effect to the $4.4 million of cash that we advanced to LFB on April 1, 2014 under our cash pooling arrangement and to the contribution by LFB of an estimated $         that we owe LFB as of                     , 2014 under our cash pooling arrangement, which will terminate on the day before this offering is expected to close.

After giving further effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholder LFB Biotech and an immediate dilution of $         per share to new investors purchasing common stock in this offering at an assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2014	$(0.19)
Pro forma net tangible book value (deficit) per share as of March 31, 2014 before this offering
Increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $         per share and would increase (decrease) the dilution per share to new investors participating in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share by $         and decrease the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share by $         and increase the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual amount that we owe LFB under our cash pooling arrangement at the time it is terminated and the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be $         per share, representing an increase in pro forma as adjusted net tangible book value per share to our existing stockholder LFB Biotech of $         per share and immediate dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering of $         per share, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•	the percentage of our common stock held by LFB Biotech will decrease to approximately % of the total number of our common stock outstanding after this offering; and

•	the percentage of our common stock held by new investors will increase to approximately % of the total number of our common stock outstanding after this offering.

The above discussion and table are based on our actual common stock outstanding as of March 31, 2014 on an as adjusted basis and excludes:

•	1,425,474 shares of our common stock issuable upon the exercise of options outstanding as of May 16, 2014 having an exercise price of $10.00 per share;

•	319,733 shares of common stock issuable upon the vesting of restricted stock units that were outstanding as of May 16, 2014;

•	889,793 shares of our common stock covered by additional awards available for future issuance under our 2014 Stock Option and Incentive Plan as of May 16, 2014; and

•	shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, or ESPP.

To the extent that outstanding options are exercised, shares are issued upon the vesting of restricted stock units or shares are issued under our ESPP, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Selected consolidated financial data

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the consolidated balance sheet data as of March 31, 2014 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial data, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and related notes included elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information as of and for the periods presented. Our historical results are not necessarily indicative of the results that should be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2012	2013	2013	2014
Consolidated Statements of Operations Data:
Revenue
Product revenue	$6,257	$7,745	$1,921	$1,851
Service revenue	706	524	62	101
Related party service revenue	10,943	24,793	5,328	5,690

Total revenue	17,906	33,062	7,311	7,642

Operating expenses
Cost of product revenue	6,544	9,214	2,093	3,074
Cost of service revenue	1,567	1,349	349	392
Cost of related party service revenue	8,868	21,811	4,369	5,058
Impairment on pre-production asset	—	2,156	—	—
Research and development	8,211	889	271	59
Selling, general, and administrative	8,528	8,785	2,000	3,860

Total operating expenses	33,718	44,204	9,082	12,443

Operating loss	(15,812)	(11,142)	(1,771)	(4,801)
Interest expense	(264)	(581)	(99)	(159)
Other expense	(33)	(26)	(5)	(1)

Loss before benefit from income taxes	(16,109)	(11,749)	(1,875)	(4,961)
Income tax benefit	—	—	—	1,936

Net loss and comprehensive loss	$(16,109)	$(11,749)	$(1,875)	$(3,025)

Net loss per share—basic and diluted	$(0.64)	$(0.47)	$(0.08)	$(0.12)

Weighted average shares outstanding—basic and diluted	25,000,000	25,000,000	25,000,000	25,000,000

	As of December 31,		As of March 31, 2014
(in thousands)	2012	2013
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,807	$644	$5,388
Total assets	30,617	32,157	9,497
Working capital (deficit)(1)	(16,737)	(30,129)	(4,385)
Total liabilities	27,249	40,538	13,525
Total stockholder’s equity (deficit)	3,368	(8,381)	(4,028)

(1)	We define working capital (deficit) as current assets less liabilities.

Unaudited pro forma condensed consolidated financial statements

On March 31, 2014, we divested all assets and liabilities, other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States, to LFB USA, for net cash proceeds of $17.5 million, which we refer to herein as the Divestment. In connection with the Divestment, we declared and paid a one-time cash dividend of $13.1 million to our sole stockholder, LFB Biotech. We refer to the assets and liabilities transferred as part of the Divestment as the CMO/CRO business. Following the Divestment, LFB USA is providing us with general and administrative, research and development and regulatory services through various services agreements. In connection with the Divestment, we also entered into a number of agreements with LFB and LFB USA regarding the development and commercialization of ATryn and rhAAT and the supply of these biologic products and product candidates. Our business operations and retained employees continue to be located at the Framingham, Massachusetts office space, which we share with LFB USA under a use and occupancy agreement, following the transfer of the lease to LFB USA. For a more detailed discussion of the Divestment, see “Management’s discussion and analysis of financial condition and results of operations” and “Business—rEVO restructuring.”

In our management’s opinion, the unaudited pro forma condensed consolidated financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma condensed consolidated results of operations for the year ended December 31, 2013 and for the three months ended March 31, 2014. The pro forma adjustments give effect to events that are (i) directly attributable to the Divestment; (ii) factually supportable; and (iii) expected to have a continuing impact. The pro forma adjustments are based on assumptions that our management believes are reasonable given the best information currently available.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 are derived from our audited consolidated financial statements for the year ended December 31, 2013. The following unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2014 are derived from our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2014. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013 and three months ended March 31, 2014 give effect to the Divestment as if the transaction had occurred on January 1, 2013. These unaudited pro forma condensed consolidated financial statements reflect the Divestment in accordance with the terms of the asset purchase agreement, including the proceeds from Divestment and our dividend back to our parent, as well as the impact of certain of the agreements with LFB and LFB USA that were effective immediately following the Divestment. The unaudited condensed consolidated pro forma statements of operations should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2013 and the unaudited financial statements for the three months ended March 31, 2014, including the related notes, included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of our operations would have been had the Divestment occurred on the date assumed, nor is it necessarily indicative of our future operating results. The pro forma condensed consolidated financial statements do not reflect the potential realization of cost savings, restructuring or various other costs relating to the Divestment.

rEVO Biologics, Inc.

Unaudited pro forma condensed consolidated statement of operations

(Amounts in thousands, except share and per share amounts)

	Year ended December 31, 2013
	rEVO Biologics, Inc.	Pro Forma Adjustments(A10)		Pro Forma rEVO Biologics, Inc.
Revenue
Product revenue	$7,745	$—		$7,745
Service revenue	524	(524)	A1	—
Related party service revenue	24,793	(24,793)	A1	—

Total revenue	33,062	(25,317)		7,745

Operating expenses
Cost of product revenue	9,214	(2,298)	A2	6,916
Cost of service revenue	1,349	(1,349)	A3	—
Cost of related party service revenue	21,811	(21,811)	A3	—
Impairment of pre-production asset	2,156	(2,156)	A4	—
Research and development	889	6,755	A5	7,644
Selling, general, and administrative	8,785	(1,226)	A6	7,559

Total operating expenses	44,204	(22,085)		22,119

Operating loss	(11,142)	(3,232)		(14,374)
Interest expense	(581)	581	A7	—
Other expense	(26)	26	A8	—

Net loss	$(11,749)	$(2,625)		$(14,374)

Net loss per share—basic and diluted	$(0.47)			$(0.57)	A9

Weighted average shares outstanding—basic and diluted	25,000,000			25,000,000

See notes to accompanying unaudited pro forma condensed consolidated financial statements.

rEVO Biologics, Inc.

Unaudited pro forma condensed consolidated statement of operations

(Amounts in thousands, except share and per share amounts)

	For the three months ended March 31, 2014
	rEVO Biologics, Inc.	Pro Forma Adjustments(B9)		Pro Forma rEVO Biologics, Inc.
Revenue
Product revenue	$1,851	$—		$1,851
Service revenue	101	(101)	B1	—
Related party service revenue	5,690	(5,690)	B1	—

Total revenue	7,642	(5,791)		1,851

Operating expenses
Cost of product revenue	3,074	(1,232)	B2	1,842
Cost of service revenue	392	(392)	B3	—
Cost of related party service revenue	5,058	(5,058)	B3	—
Research and development	59	1,543	B4	1,602
Selling, general, and administrative	3,860	(1,146)	B5	2,714

Total operating expenses	12,443	(6,285)		6,158

Operating loss	(4,801)	494		(4,307)
Interest expense	(159)	159	B6	—
Other expense	(1)	1	B7	—
Income tax benefit	1,936	—		1,936

Net loss	$(3,025)	$654		$(2,371)

Net loss per share—basic and diluted	$(0.12)			$(0.09)	B8

Weighted average shares outstanding-basic and diluted	25,000,000			25,000,000

See notes to accompanying unaudited pro forma condensed consolidated financial statements.

rEVO Biologics, Inc.

Notes to unaudited pro forma condensed consolidated financial statements

Unaudited pro forma condensed consolidated statement of operations

The following pro forma adjustments correspond to those included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013:

A1	Represents revenue generated for contract research services performed on behalf of LFB and other unrelated parties. The historical related party service revenue includes all of our ATryn related research and development costs since 100% of such costs were billable to LFB in 2013. Had the Divestment occurred on January 1, 2013, these services would have been provided by LFB USA.

A2	Represents recurring costs in connection with failed batches of ATryn, an allocation of costs associated with the operation of the transgenic production facility, and amortization of pre-production assets associated with the new manufacturing process totaling $3.2 million. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA. The adjustment also reflects an increase of $893,000 for incremental cost of ATryn sold during 2013 that we would have incurred under the terms of the supply agreement with LFB USA that became effective immediately following the Divestment, had the Divestment occurred on January 1, 2013. In accordance with the terms of the supply agreement, cost of product revenue is calculated by applying a mid-double digit markup to the fully burdened cost of manufacturing of upstream process activities and a low double digit markup to the fully burdened cost of manufacturing of downstream process activities and fill and finish activities incurred for products sold in 2013.

A3	Represents a $1.3 million adjustment to cost of service revenue incurred in operation of the quality control laboratories including labor and overhead, quality costs and consumables used in the testing process and packaging and delivery costs. Had the Divestment occurred on January 1, 2013, these services would have been provided by LFB USA. The $21.8 million adjustment to cost of related party service revenue consists primarily of costs incurred in the operation of clinical trials for LFB, inclusive of costs associated with clinical trials for our ATryn product contracted by LFB (see Note A5), as well as certain subcontracted research projects. Costs of services and related party services revenue also includes a portion of the costs of running the transgenic production facility, which produces the active pharmaceutical ingredients for product candidates created and/or produced for service customers. Under the terms of our supply agreement with LFB USA that became effective immediately following the Divestment, we are no longer allocated costs for running the transgenic production facility. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA.

A4	Represents an impairment loss due to the termination of a planned manufacturing capability at a third-party CMO. Had the Divestment occurred on January 1, 2013, any impairment loss would have been incurred by LFB USA.

A5	Represents the research and development costs associated with clinical trials for the ATryn product contracted by LFB for the year ended December 31, 2013. In 2013, all of these costs were included within the cost of related party service revenue, as we were permitted to invoice LFB for the costs incurred plus a contractually determined markup under the terms of the master services agreement (see Note A3). Had the Divestment taken place on January 1, 2013, the costs associated with the clinical trials for ATryn would have been incurred by us.

rEVO Biologics, Inc.

Notes to unaudited pro forma condensed consolidated financial statements

A6	Represents costs incurred primarily in connection with the operation of our facilities and offices, as property, plant and equipment were transferred to LFB USA under the terms of the Divestment. Pro forma adjustments reflect the removal of the following costs: depreciation of fixed assets of $161,000, amortization of intangible assets of $420,000, equipment rental and maintenance costs of $325,000 and other facility allocation costs of $134,000. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA. The adjustment further represents the removal of transaction costs including advisory, legal and accounting expenses of $247,000 incurred as of December 31, 2013 as a result of the Divestment, as those costs are not expected to have a continuing impact on our operations. Included in this adjustment is an annual occupancy fee of $61,000 that we would have incurred under the terms of the use and occupancy agreement with LFB USA that became effective immediately following the Divestment, as if the Divestment had occurred on January 1, 2013.
A7	Represents interest expense incurred on the related party note payable. This related party note payable was assumed by LFB USA under the terms of the asset purchase agreement. Had the Divestment occurred as of January 1, 2013, any interest expense on the related party note payable would have been incurred by LFB USA.

A8	Represents primarily the write-off of certain receivables related to the CMO/CRO business. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA.

A9	Represents the pro forma net loss per share had the Divestment occurred on January 1, 2013 after giving effect to the pro forma adjustments.

A10	The pro forma adjustments do not include:

(i) An adjustment related to transaction costs of $892,000 related to the Divestment incurred by us subsequent to December 31, 2013. This adjustment is considered non-recurring in nature.

(ii) Expected cost savings due to the termination of certain employees that will be transferred to LFB USA in connection with the Divestment, which are not yet factually supportable.

(iii) An adjustment to reflect the impact of the general and administrative services agreement with LFB USA in connection with the Divestment. Under the terms of this agreement, we will be invoiced by LFB USA for administrative support services provided by LFB USA at a mid-single digit markup over LFB USA’s costs to provide those services. The amount of such services to be performed are not yet factually supportable.

The following pro forma adjustments correspond to those included in the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2014:

B1	Represents revenue generated for contract research services performed on behalf of LFB and other unrelated parties. The historical related party service revenue includes all of our ATryn related research and development costs since 100% of such costs were billable to LFB during the first three months of 2014. Had the Divestment occurred on January 1, 2013, these services would have been provided by LFB USA.

B2

Represents recurring costs in connection with failed batches of ATryn, an allocation of costs associated with the operation of the transgenic production facility, and costs incurred in relation to the preproduction assets associated with the construction of the new manufacturing process totaling $1.4 million. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA. The adjustment also reflects an increase of $213,000 for incremental cost of ATryn sold during the first three months of 2014 that we would have incurred under the

rEVO Biologics, Inc.

Notes to unaudited pro forma condensed consolidated financial statements terms of the supply agreement with LFB USA that became effective immediately following the Divestment, had the Divestment occurred on January 1, 2013. In accordance with the terms of the supply agreement, cost of product revenue is calculated by applying a mid-double digit markup to the fully burdened cost of manufacturing of upstream process activities and a low double digit markup to the fully burdened cost of manufacturing of downstream process activities and fill and finish activities incurred for products sold during the three months ended March 31, 2014.

B3	Represents a $392,000 adjustment to cost of service revenue incurred in operation of the quality control laboratories including labor and overhead, quality costs and consumables used in the testing process and packaging and delivery costs. Had the Divestment occurred on January 1, 2013, these services would have been provided by LFB USA. The $5.1 million adjustment to cost of related party service revenue consists primarily of costs incurred in the operation of clinical trials for LFB, inclusive of costs associated with clinical trials for our ATryn product contracted by LFB (see Note B4), as well as certain subcontracted research projects. Costs of services and related party services revenue also includes a portion of the costs of running the transgenic production facility, which produces the active pharmaceutical ingredients for product candidates created and/or produced for service customers. Under the terms of our supply agreement with LFB USA that became effective immediately following the Divestment, we are no longer allocated costs for running the transgenic production facility. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA.

B4	Represents the research and development costs associated with clinical trials for the ATryn product contracted by LFB for the three months ended March 31, 2014. In the first three months of 2014, all of these costs were included within the cost of related party service revenue, as we were permitted to invoice LFB for the costs incurred plus a contractually determined markup under the terms of the master services agreement (see Note B3). Had the Divestment taken place on January 1, 2013, the costs associated with the clinical trials for ATryn would have been incurred by us.

B5	Represents costs incurred primarily in connection with the operation of our facilities and offices, as property, plant and equipment were transferred to LFB USA under the terms of the Divestment. Pro forma adjustments reflect the removal of the following costs: depreciation of fixed assets of $47,000, amortization of intangible assets of $67,000, equipment rental and maintenance costs of $118,000 and other facility allocation costs of $37,000. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA. Also included in this adjustment is the first three months of the occupancy fee of $15,000 that we would have incurred under the terms of the use and occupancy agreement with LFB USA that became effective immediately following the Divestment, as if the Divestment had occurred on January 1, 2013. The adjustment further represents the removal of transaction costs, including advisory, legal and accounting expenses, of $892,000 incurred during the three months ended March 31, 2014 as a result of the Divestment as these costs are not expected to have a continuing impact on our operations.

B6	Represents interest expense incurred on the related party note payable. The related party note payable was assumed by LFB USA under the terms of the Asset Purchase Agreement. Had the Divestment occurred on January 1, 2013, any related interest expense would have been incurred by LFB USA.

B7	Represents primarily the expense incurred under capital leases related to the CMO/CRO business. Had the Divestment occurred on January 1, 2013, these costs would have been incurred by LFB USA.

B8	Represents the pro forma net loss per share for the first three months of 2014 had the Divestment occurred on January 1, 2013 after giving effect to the pro forma adjustments.

rEVO Biologics, Inc.

Notes to unaudited pro forma condensed consolidated financial statements

B9	The pro forma adjustments do not include:

(i) Expected cost savings due to the termination of certain employees that will be transferred to LFB USA in connection with the Divestment, which are not yet factually supportable.

(ii) An adjustment to reflect the impact of the general and administrative services agreement with LFB USA in connection with the Divestment. Under the terms of this agreement, we will be invoiced by LFB USA for administrative support services provided by LFB USA at a mid-single digit markup over LFB USA’s costs to provide those services. The amount of such services to be performed are not yet factually supportable.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes presented in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by such forward-looking statements.

Overview

We are a commercial-stage biopharmaceutical company focused on the development and commercialization of specialty therapeutics to address unmet medical needs in patients with rare, life-threatening conditions. Our commercial product ATryn, the first and only recombinant human antithrombin, has been marketed in the United States since 2009 for the prevention of blood clots during or after surgery or childbirth for patients with a rare clotting disorder called hereditary antithrombin deficiency, or HD AT. ATryn is manufactured using recombinant technology, through which human antithrombin is produced in the milk of transgenic animals. In mid-2014, we plan to commence enrollment in our pivotal Phase III clinical trial of ATryn to manage preeclampsia, initially for women in weeks 24 to 28 of pregnancy. If we achieve positive results for this trial, which we refer to as PRESERVE-1, we plan to study ATryn for the management of preeclampsia in weeks 29 to 33 of pregnancy and may also study ATryn for other acquired antithrombin deficiencies associated with emergency or life-threatening conditions for which we believe ATryn’s anti-inflammatory and anticoagulant properties would be well-suited. We also have rights of first negotiation with Laboratoire français du Fractionnement et des Biotechnologies S.A., or LFB, the parent company of our sole stockholder LFB Biotechnologies S.A.S., or LFB Biotech, to market two product candidates that can leverage our specialty hospital-focused sales force in the United States. We are also in preclinical development of rhAAT, another recombinant human product.

On March 31, 2014, we divested all of our assets and liabilities other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States to LFB USA, Inc., or LFB USA, for net cash proceeds of $17.5 million, which we refer to herein as the Divestment. LFB USA is also a wholly-owned subsidiary of LFB Biotech. In connection with the Divestment, we declared and paid a cash dividend of $13.1 million to LFB Biotech. We refer to the assets and liabilities transferred as part of the Divestment as the CMO/CRO business and the assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of our ATryn in the United States as the ATryn business.

As part of the Divestment, we entered into a number of agreements with LFB USA and LFB, including:

•	an asset purchase agreement under which LFB USA purchased from us the CMO/CRO business;

•	a supply agreement under which LFB USA supplies us with ATryn for development and commercialization in the United States, and any other regions, countries or territories for which we may obtain rights to commercialize our ATryn;

•	an exclusive license agreement under which LFB USA granted us an exclusive, worldwide license (or sub-license with respect to third-party in-licensed intellectual property) to develop and commercialize rhAAT worldwide;

•	an agreement under which LFB purchased the exclusive right to use preclinical, clinical and regulatory data generated by us in connection with our clinical development of ATryn for the proposed preeclampsia indications for a purchase price of $10.0 million, to be paid in five installments upon the achievement of certain milestones, which we expect to achieve prior to launch;

•	a right of first negotiation agreement to develop and commercialize ATryn in certain countries outside the United States;

•	a master research and development and regulatory services agreement under which LFB USA provides us, upon our request, certain research, development and regulatory services;

•	a right of first negotiation agreement under which LFB granted us rights of first negotiation for the commercialization of Wilfactin and Clottafact in the United States;

•	an exclusive option agreement under which we granted LFB an option for an exclusive license and sublicense to develop and commercialize rhAAT in France;

•	a general and administrative services agreement under which LFB USA provides us, upon our request, certain administrative and support services for our business and operations;

•	a use and occupancy agreement under which we share with LFB USA a portion of the Framingham, Massachusetts office space;

•	a relationship management agreement under which we agree to coordinate efforts with LFB USA and LFB regarding regulatory activities and development of intellectual property; and

•	a payment reimbursement agreement with LFB USA pursuant to which we have agreed to reimburse LFB USA for any royalties due to Genzyme and Tufts based on net sales of ATryn in the United States and to Tufts based on net sales of rhAAT in the United States.

See “Business—rEVO restructuring” and “Certain relationships and related party transactions” for more information regarding the Divestment.

The audited consolidated financial statements as of and for the years ended December 31, 2012 and 2013 and the unaudited consolidated financial statements for the three months ended March 31, 2013 and 2014 included elsewhere in this prospectus represent the consolidated financial position, operating results and cash flows of our business prior to the Divestment. The unaudited consolidated balance sheet as of March 31, 2014, included elsewhere in this prospectus, reflects the impact of the Divestment. As a result of the numerous agreements that we have entered into with LFB USA following the Divestment, we will continue to have significant direct operating cash flows with LFB USA, and accordingly, we have not classified the results of operations of the disposed component of our business as discontinued operations.

During the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, we operated our business as two segments: the ATryn segment and the CMO/CRO segment. See “—Operating segments” below. The ATryn segment is primarily focused on the development and commercialization of specialty therapeutics, including ATryn, to address unmet medical needs in patients with rare, life-threating conditions. The CMO/CRO segment is primarily focused on providing research and development and contract manufacturing services for LFB Biotech and LFB as well as other unrelated third parties. As a result of the Divestment, we will no longer continue operating our CMO/CRO segment after March 31, 2014.

Financial operations overview

We have incurred net losses and negative cash flows from operations in each fiscal year since we commenced operations in 1993. As of March 31, 2014, we had an accumulated deficit of $127.7 million. Our total revenue was $17.9 million, $33.1 million, $7.3 million and $7.6 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. Our net loss was $16.1 million, $11.7 million, $1.9 million and $3.0 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. These historical results include the CMO/CRO segment, which we divested on March 31, 2014. See “—Results of operations” below for a detailed discussion and analysis of these amounts above.

We expect that our operating losses will continue at least for the next several years as we continue our investment in the development and commercialization of ATryn for PE (24-28 weeks) and for additional indications. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company and expect that our selling, general and administrative costs will increase as we grow and operate as a public company. For us to become and remain profitable, we believe that we must succeed in obtaining marketing approval and commercializing ATryn to manage preeclampsia or other indications.

Revenues

Our revenues have historically been comprised of product sales, service revenue and related party service revenue. Following the Divestment, we no longer provide the services previously performed under our CMO/CRO segment. The following is a brief description of our historical revenue streams:

•	Product revenue (ATryn operating segment). Product revenue represents sales of ATryn, which is sold through distribution partners to end customers in the United States. Orders are processed through a wholesaler and shipped directly to our distribution partners. The distribution partners in turn sell ATryn directly to hospitals. We expect our product revenue to continue to grow as we increase our sales force and execute our plan to capture a larger share of the antithrombin market, and as we work to gain approval for other indications for ATryn.

•	Service and related party service (CMO/CRO operating segment). Service revenue represents fees paid to us for the performance of research and development and contract manufacturing services on behalf of LFB Biotech and LFB as well as unrelated third parties. The services were performed in accordance with the terms of contracts executed with each customer. As a result of the Divestment, we will no longer perform contract research and development and contract manufacturing services after March 31, 2014.

Cost of revenue

Our cost of revenue has historically been comprised of cost of product revenue, cost of service revenue and cost of related party service revenue, and in 2013, an impairment of pre-production assets. The following is a brief description of each component of cost of revenue.

Cost of product revenue (ATryn operating segment)

Historically, cost of product revenue consisted primarily of costs incurred in the production process, including costs of raw material and components, assembly labor and overhead, quality costs, loss of failed batches of ATryn products, logistics and royalties paid under licensing agreements. Cost of product revenue also included a portion of the costs incurred in running the transgenic production facility before we transferred it to LFB USA in connection with the Divestment. This facility produces the active pharmaceutical ingredients for ATryn.

Following the Divestment and our subsequent entry into a supply agreement with LFB USA for the manufacture of ATryn, we expect our cost for ATryn to increase under the terms of the supply agreement. We have agreed to a mid-double digit percentage markup to be applied to LFB USA’s costs of manufacturing ATryn. However, a low double digit percentage markup will be applied on LFB USA’s costs related to the downstream process and fill and finish activities if LFB USA subcontracts those activities to a third-party. This price increase will be offset by savings because we will no longer incur costs for failed batches and costs associated with running the transgenic facility. Due to the variable nature of costs incurred in connection with failed batches, we cannot say for certain whether the price increase under the supply agreement will be partially or fully offset by savings from not bearing the cost of failed batches. On July 15, 2010, we entered into a termination, transfer and release agreement with a former licensee to terminate the acquisition, licensing, development and supply agreement, dated June 22, 2008 and the supply agreement, dated August 13, 2008. Pursuant to the termination, transfer and release agreement, we agreed to pay royalties on net sales of ATryn in the United States in the high single digit percentage up to a capped amount in the low double digit millions or July 15, 2034, whichever is earlier. Over the longer term, we expect cost of product revenues to decrease as a percentage of revenue, as our sales volume increases and LFB USA continues to invest in refining the manufacturing process, resulting in higher efficiency and yields.

Cost of service and related party service revenue (CMO/CRO operating segment)

Historically, cost of service revenue has consisted primarily of costs incurred in the operation of our quality control laboratories including labor and overhead, quality costs, consumables used in the testing process and packaging and delivery costs. Cost of related party service revenue has historically consisted primarily of costs incurred in the operation of our contract research and development business, as well as certain subcontracted research projects. Costs of services and related party services revenue also included a portion of the costs of running our transgenic production facility, which produces the active pharmaceutical ingredients for product candidates that we create and/or produce for our service customers. Following the Divestment, we no longer engage in the activities that would give rise to these costs.

Impairment of pre-production asset

In 2013, we recognized an impairment related to our pre-production asset as a result of modifying our plans to construct a production line located at a third-party contract manufacturing organization. The modification was to increase the initial capacity of the product line in anticipation of increased future demand for ATryn. The remaining pre-production assets on our balance sheet were transferred in the Divestment and, accordingly, we will not incur further costs associated with contract manufacturing arrangements following the Divestment.

Research and development

Research and development expenses consist of:

•	Fees paid to support the ATryn program, which includes employee-related costs for the medical science personnel and other support departments, regulatory and maintenance fees, regulatory and development costs for ATryn, and clinical preparation for the PRESERVE-1 trial to study ATryn in the management of PE (weeks 24-28). We anticipate our research and development expenses will increase in mid-2014 as we commence enrollment in our PRESERVE-1 trial.

•	Fees paid to support other programs conducted by our CMO/CRO segment, which includes employee-related costs for the development of certain preclinical assets and an allocation of costs related to non-transgenic animals maintained for ongoing feasibility studies and future scale.

The following table summarizes our research and development expenses incurred during the periods indicated:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2012	2013	2013	2014
ATryn research and development	$6,362	$889	$271	$59
CMO/CRO research and development	1,849	—	—	—

Total research and development	$8,211	$889	$271	$59

We allocate indirect research and development salaries and benefits on a program-specific basis, and we include these costs in the program-specific expenses. We expect our research and development expenses to increase in the future. The process of conducting the necessary clinical research to obtain FDA approval is costly and time consuming. We consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each product candidate and clinical program may be affected by a variety of factors including but not limited to: the quality of the product candidate, early clinical data, investment in the program, competition, manufacturing capability and commercial viability.

Furthermore, we have entered into collaborations with CROs and academic third parties to participate in the development and commercialization of our product candidates, and we may enter into additional collaborations in the future. In situations in which third parties have control over the preclinical or clinical development of a product candidate, the estimated completion dates are largely under the control of such third parties and not under our control. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of personnel costs, facilities costs and other expenses for outside professional services, including legal, intellectual property, human resources, and audit and accounting services. Personnel costs consist of salaries, commissions, bonuses and benefits of our direct sales force as well as our executive management, accounting, marketing, human resources, legal and information technology personnel. We expect to incur additional expenses due to our planned increased sales efforts and as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, and those of any national securities exchange on which our securities are traded, additional insurance expenses, investor relations activities and other administration, stock based compensation, and professional services. In addition, following the Divestment and our subsequent entry into a general and administrative services agreement with LFB USA, we expect to experience an increase in the cost of ongoing general and administrative support activities.

Interest expense and other expense

Interest expense, which we do not allocate between operating segments, consists primarily of interest charges incurred on funding provided by LFB, in connection with our cash pooling arrangement. Upon completion of this offering, LFB will no longer fund our operations through the cash pooling program, and accordingly, we will no longer incur interest expense under the program. Other expense was not material in the years ended December 31, 2012 and 2013 or the three months ended March 31, 2013 and 2014.

Operating segments

During the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, we operated our business as two operating segments, which are also our two reportable segments as follows:

Operating segment	Description
ATryn	Focused on the development and commercialization of specialty therapeutics, including ATryn, to address unmet medical needs in patients with rare, life-threatening conditions.

CMO/CRO	Provider of research and development and contract manufacturing services for LFB Biotech and LFB, as well as other unrelated third parties.

Operating segments

Historically we operated in two reportable segments: the ATryn segment and the CMO/CRO segment. Within our ATryn segment, we are focused on the development and commercialization of specialty therapeutics. Within our CMO/CRO segment, we were contracted to perform research and development projects and contract manufacturing for LFB Biotech and LFB as well for other third-party customers. As a result of the Divestment, we will no longer continue operating the CMO/CRO segment after March 31, 2014.

Our chief operating decision maker represents the collective function of the chief executive officer, chief financial officer and our executive committee. Our chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by information about segment revenue and expenses with detailed descriptions of period results by segment. Our chief operating decision maker does not review segment information related to general and administrative expenses.

The following tables present our operating results by operating segment for each of the periods indicated:

	Three months ended March 31, 2013
(in thousands)	ATryn	CMO/CRO	Total
Revenue
Product revenue	$1,921	$—	$1,921
Related party service and service revenue	—	5,390	5,390

Total revenue	1,921	5,390	7,311

Operating expenses
Cost of product revenue	2,093	—	2,093
Cost of service and related party service revenue	—	4,718	4,718
Research and development	271	—	271
Sales and marketing	842	—	842

Total operating expenses	3,206	4,718	7,924

Segment profit (loss)	$(1,285)	$672	(613)

Adjustments
General and administrative			1,158

Operating loss			$(1,771)

	Three months ended March 31, 2014
(in thousands)	ATryn	CMO/CRO	Total
Revenue
Product revenue	$1,851	$—	$1,851
Related party service and service revenue	—	5,791	5,791

Total revenue	1,851	5,791	7,642

Operating expenses
Cost of product revenue	3,074	—	3,074
Cost of service and related party service revenue	—	5,450	5,450
Research and development	59	—	59
Sales and marketing	808	—	808

Total operating expenses	3,941	5,450	9,391

Segment profit (loss)	$(2,090)	$341	(1,749)

Adjustments
General and administrative			3,052

Operating loss			$(4,801)

	Year ended December 31, 2012
(in thousands)	ATryn	CMO/CRO	Total
Revenue
Product revenue	$6,257	$—	$6,257
Service and related party service revenue	—	11,649	11,649

Total revenue	6,257	11,649	17,906

Operating expenses:
Cost of product revenue	6,544	—	6,544
Cost of service and related party service revenue	—	10,435	10,435
Research and development	6,362	1,849	8,211
Sales and marketing	2,952	—	2,952

Total operating expenses	15,858	12,284	28,142

Segment profit (loss)	$(9,601)	$(635)	(10,236)

Adjustments
General and administrative			(5,576)

Operating loss			$(15,812)

	Year ended December 31, 2013
(in thousands)	ATryn	CMO/CRO	Total
Revenue
Product revenue	$7,745	$—	$7,745
Service and related party service revenue	—	25,317	25,317

Total revenue	7,745	25,317	33,062

Operating expenses
Cost of product revenue	9,214	—	9,214
Cost of service and related party service revenue	—	23,160	23,160
Research and development	889	—	889
Sales and marketing	3,170	—	3,170

Total operating expenses	13,273	23,160	36,433

Segment profit (loss)	$(5,528)	$2,517	(3,371)

Adjustments
General and administrative			(5,615)
Impairment of pre-production asset			(2,156)

Operating loss			$(11,142)

Results of operations

Comparison of the three months ended March 31, 2013 and 2014

The following table sets forth consolidated statements of operations for the periods presented and as a percentage of revenue for those periods:

	Three months ended March 31,		Percentage of revenue, three months ended March 31,		Period to period change
(in thousands, except percentages)	2013	2014	2013	2014	Amount	Percentage
Revenue
Product revenue	$1,921	$1,851	26%	24%	$(70)	(4)%
Service revenue	62	101	1%	1%	39	63%
Related party service revenue	5,328	5,690	73%	75%	362	7%

Total revenue	7,311	7,642	100%	100%	331	5%

Operating expenses
Cost of product revenue	2,093	3,074	29%	40%	981	47%
Cost of service revenue	349	392	5%	5%	43	12%
Cost of related party service revenue	4,369	5,058	60%	66%	689	16%
Research and development	271	59	4%	1%	(212)	(78)%
Selling, general and administrative	2,000	3,860	27%	51%	1,860	93%

Total operating expenses	9,082	12,443	124%	163%	3,361	37%

Operating loss	(1,771)	(4,801)	(24)%	(63)%	(3,030)	171%

Interest expense	(99)	(159)	(1)%	(2)%	(60)	61%
Other expense	(5)	(1)	0%	0%	4	(80)%

Loss before benefit from income taxes	(1,875)	(4,961)	(26)%	(65)%	(3,086)	165%
Income tax benefit	—	1,936	0%	25%	1,936	100%

Net loss and comprehensive loss	$(1,875)	$(3,025)	(26)%	(40)%	$(1,150)	61%

Revenue. We recognized revenue of $7.6 million in the three months ended March 31, 2014, compared to $7.3 million for the three months ended March 31, 2013, an increase of $0.3 million or 5%.

Product. Product revenue decreased by $70,000 or 4% to $1.9 million in the three months ended March 31, 2014, compared to $1.9 million in the three months ended March 31, 2013, driven entirely by our ATryn segment. The decrease was driven primarily by $1.4 million of higher reserves for credits under the Honor Program. We anticipate terminating the Honor Program in connection with our planned launch of a smaller 525 IU vial of ATryn, for which we received approval from the FDA in April 2014. This decrease was offset by an increase in the volume of ATryn product shipped, which accounted for an increase in product revenue of $0.9 million, and a 10% price increase on ATryn product in April 2013, which resulted in an increase in product revenue of $0.4 million. We expect our sales of ATryn to continue to grow, over the near term, as we increase our sales force and execute our plan to capture a larger share of the antithrombin market, and, over the longer term, if we gain FDA approval for other indications for ATryn.

Service and related party service. Our CMO/CRO segment experienced a net increase in service revenues period over period, including a $0.4 million increase in research and development services provided to LFB Biotech and LFB. Services revenues generated by unrelated parties were essentially flat on a period-over-period basis. The increase in related party services revenue was due primarily to an increase of $1.4 million in amounts billed to LFB for ATryn-related projects, including our PRESERVE-1 trial. This increase was partially offset by a $0.8 million decrease in amounts billed to LFB associated with certain projects, including the new 525 mL vial size and Factor VII. After March 31, 2014, following the Divestment, we will no longer provide research and development or contract manufacturing on behalf of others, and accordingly, we will no longer generate service revenue.

Cost of revenue

Cost of product revenue. We recorded cost of product revenue of $3.1 million in the three months ended March 31, 2014, compared to $2.1 million for the three months ended March 31, 2013, an increase of $1.0 million or 47%. The increase was due in part to an increase of $0.8 million of expenses related to building inventory manufacturing capabilities at third party CMOs. An increase of $0.2 million was due to the period-over-period increase in products revenue. Following our entry into a supply agreement for the manufacture of ATryn with LFB USA in connection with the Divestment, we expect our cost of product revenue will increase slightly in the near future. Over the longer term, we expect cost of product revenues to decrease as a percentage of revenue, as our sales volume increases and LFB USA continues to invest in refining the manufacturing process, resulting in higher efficiency and yields.

Cost of service revenue. We recorded cost of services revenue of $0.4 million in the three months ended March 31, 2014, compared to $0.3 million for the three months ended March 31, 2013, an increase of $0.1 million or 12%. The increase was due to the slight increase in service revenue on a period-over-period basis. Following the Divestment, we will no longer provide research and development or contract manufacturing on behalf of others, and accordingly, we do not expect to incur any further costs associated with those activities.

Cost of related party service revenue. We recorded cost of related parties revenue of $5.1 million in the three months ended March 31, 2014, compared to $4.4 million in the three months ended March 31, 2013, an increase of $0.7 million or 16%. The increase in cost of related party service revenue was due primarily to an increase in spending on the PRESERVE-1 clinical trial totaling $1.1 million. This increase was partially offset by a decrease of $0.4 million in costs associated with other projects, including the new 525 mL vial size and Factor VII. Following the Divestment, we will no longer provide research and development or contract manufacturing on behalf of others.

Research and development. Research and development expenses decreased by $0.2 million or 78% on a period-over-period basis, to $0.1 million in the three months ended March 31, 2014 from $0.3 million in the three months ended March 31, 2013. The decrease was due to a decrease in compensation and travel costs associated with a reduction in headcount within the medical team, from an average of two members in the first quarter of 2013 to zero in the first quarter of 2014. On March 31, 2014, in connection with the Divestment, we entered into a research and development services agreement with LFB USA. Under the terms of this agreement, we will reimburse LFB USA for research and development performed on our behalf, and we will no longer be entitled to invoice LFB for research and development costs incurred in connection with ATryn. In addition, we expect to make significant incremental investments to expand ATryn’s approved indications, including the management of preeclampsia, to be addressed through our PRESERVE-1 trial, which is expected to commence enrollment in mid-2014. Therefore, we believe our research and development expenses will increase substantially in the future.

Selling, general and administrative. Selling, general and administrative, or SG&A, expenses increased by $1.9 million, or 93% from $2.0 million in the three months ended March 31, 2013 to $3.9 million in the three months ended March 31, 2014. The increase was primarily due to an increase of $1.9 million in accounting, legal and consulting costs associated with the Divestment and our preparation for becoming a public company. The remaining increase of $0.1 million was related to increased personnel costs on a period-over-period basis. We expect we will experience an initial reduction in SG&A spending with the transfer of a number of our employees to LFB USA in connection with the Divestment. However, we expect that any decrease will be offset in the longer term by investments in SG&A due to our planned increased sales efforts and other incremental expenses associated with becoming a public company. In addition, in connection with the Divestment, we entered into a general and administrative services agreement with LFB USA. Under the terms of this agreement, we anticipate that we will experience an increase in the cost of ongoing general and administrative support services.

Interest expense. Interest expense increased by $0.1 million, or 61% from $0.1 million in the three months ended March 31, 2013 to $0.2 million in the three months ended March 31, 2014. The increase was due to interest charges on our outstanding balance due to LFB which increased from $26.5 million at December 31, 2013 to $30.7 million just prior to the Divestment on March 31, 2014. The balance due to LFB was assumed by LFB USA as part of the Divestment. Upon completion of this offering, we will no longer have access to funding from LFB through the cash pooling agreement, and as such, we will no longer incur interest expense under the terms of the agreement.

Other expense. Other expense was not material during the three months ended March 31, 2013 and 2014.

Income tax benefit. Income tax benefit was $1.9 million in the three months ended March 31, 2014. The tax benefit recognized was a result of current year taxable losses allowable in 2014 in connection with the tax treatment of the Divestment.

Comparison of the years ended December 31, 2012 and 2013

The following table sets forth consolidated statements of operations for the periods presented and as a percentage of revenue for those periods:

(in thousands, except percentages)	Year ended December 31,		Percentage of revenue, year ended December 31,		Period to period change

	2012	2013	2012	2013	Amount	Percentage
Revenue
Product revenue	$6,257	$7,745	35%	23%	$1,488	24%
Service revenue	706	524	4%	2%	(182)	(26)%
Related party service revenue	10,943	24,793	61%	75%	13,850	127%

Total revenue	17,906	33,062	100%	100%	15,156	85%

Operating expenses
Cost of product revenue	6,544	9,214	37%	28%	2,670	41%
Cost of service revenue	1,567	1,349	9%	4%	(218)	(14)%
Cost of related party service revenue	8,868	21,811	50%	66%	12,943	146%
Impairment of pre-production asset	—	2,156	—	7%	2,156	—
Research and development	8,211	889	46%	3%	(7,322)	(89)%
Selling, general, and administrative	8,528	8,785	48%	27%	257	3%

Total operating expenses	33,718	44,204	188%	134%	10,486	31%

Operating loss	(15,812)	(11,142)	(88)%	(34)%	4,670	(30)%

Interest expense	(264)	(581)	(1)%	(2)%	(317)	120%
Other expense	(33)	(26)	0%	0%	7	(21)%

Net loss and comprehensive loss	$(16,109)	$(11,749)	(90)%	(36)%	$4,360	(27)%

Revenue. We recognized revenue of $33.1 million in the year ended December 31, 2013, compared to $17.9 million for the year ended December 31, 2012, an increase of $15.2 million or 85%.

Product. Product revenue increased by $1.4 million or 24% to $7.7 million in the year ended December 31, 2013, compared to $6.3 million in the year ended December 31, 2012, driven entirely by our ATryn segment. We instituted a 10% price increase in April 2013, which accounted for a $1.5 million increase. In addition, our sales of ATryn increased on a year-over-year basis, which accounted for a $1.4 million increase. These increases were offset by an increase in reserves for product returns under the Honor Program of $1.4 million. We anticipate terminating the Honor Program in connection with our planned launch of a smaller 525 IU vial of ATryn, for which we received approval from the FDA in April 2014. We expect our sales of ATryn to continue to grow, over the near term, as we increase our sales force and execute our plan to capture a larger share of the antithrombin market, and, over the longer term, if we gain FDA approval for other indications for ATryn.

Service and related party service. Our CMO/CRO segment experienced a net increase in service revenues period over period, including a $13.9 million increase in research and development services provided to LFB Biotech and LFB, slightly offset by a $0.2 million decrease in services revenues generated by unrelated parties. The increase in related party services revenue was due primarily to a change in the scope of services that we billed to LFB Biotech and LFB, in that 100% of our research and development projects were billable to LFB Biotech and LFB in 2013. In 2012, ATryn-related research and development projects were excluded from billings to LFB Biotech and LFB. After March 31, 2014, following the Divestment, we will no longer provide research and development or contract manufacturing on behalf of others, and accordingly, we will no longer generate service revenue.

Cost of revenue

Cost of product revenue. We recorded cost of product revenue of $9.2 million in the year ended December 31, 2013, compared to $6.5 million for the year ended December 31, 2012, an increase of $2.7 million or 41%. The increase was due in part to an increase of $0.5 million of expenses related to building inventory manufacturing capabilities at third party CMOs. This increase was due to the fact that the project began during the fourth quarter of 2012, with the majority of the expense being incurred in 2013. An increase of $0.8 million was due to the sale of inventory in 2012 that had been written off in 2011, resulting in a portion of 2012 revenues being recorded with no corresponding cost of revenues. The remaining $1.4 million of the increase was due to the year-over-year increase in products revenue. Following our entry into a supply agreement for the manufacture of ATryn with LFB USA in connection with the Divestment, we expect our cost of product revenue will increase slightly in the near future. Over the longer term, we expect cost of product revenues to decrease as a percentage of revenue, as our sales volume increases and LFB USA continues to invest in refining the manufacturing process, resulting in higher efficiency and yields.

Cost of service revenue. We recorded cost of services revenue of $1.3 million in the year ended December 31, 2013, compared to $1.6 million for the year ended December 31, 2012, a decrease of $0.3 million. The decrease was due to the decrease in associated services revenue year-over-year. Following the Divestment, we will no longer provide research and development or contract manufacturing on behalf of others, and accordingly, we do not expect to incur any further costs associated with those activities.

Cost of related party service revenue. We recorded cost of related parties revenue of $21.8 million in the year ended December 31, 2013, compared to $8.9 million in the year ended December 31, 2012. The increase in cost of related party service revenue was due primarily to a change in the scope of services that we billed to LFB, in that 100% of research and development projects were billable to LFB in 2013. In 2012, ATryn-related research and development projects were excluded from billings to LFB and were included in research and development expense on our consolidated statement of operations. Following the Divestment, we will no longer provide research and development or contract manufacturing on behalf of others, and accordingly, we will no longer incur costs related to related party service revenues.

Impairment of pre-production asset. During the year ended December 31, 2013, we determined that one of the two production lines being constructed at a third-party CMO would not be sufficient to meet our future capacity requirement. As a result we recorded an impairment of $2.2 million due to termination of the planned manufacturing capacity for one of the manufacturing lines, which is expected to be replaced by a higher capacity manufacturing process in the future. The remaining pre-production assets on our balance sheet were transferred in connection with the Divestment and accordingly, we will not incur future impairment charges associated with contract manufacturing arrangements following the Divestment.

Research and development. Research and development expenses decreased by $7.3 million or 89% on a period-over-period basis, to $0.9 million in the year ended December 31, 2013 from $8.2 million in the year ended December 31, 2012. A decrease of $5.8 million in research and development expenses was due to a change in the scope of services that we billed to LFB, in that 100% of our research and development projects were billable to LFB in 2013. In 2012, ATryn-related research and development projects were excluded from billings to LFB and were included in research and development. The remaining $1.5 million of the decrease was due to a reduction in personnel and travel costs associated with a reduction in headcount within the medical team, from an average of five members in 2012 to an average of two members in 2013. Of this $1.5 million decrease, $1.0 million related to compensation, benefits and travel for the medical team and the remaining $0.5 million represents the decrease in costs associated with projects that the medical team worked on. On March 31, 2014, in connection with the Divestment, we entered into a research and development services agreement with LFB USA. Under the terms of this agreement, we will reimburse LFB USA for research and development performed on our behalf, and we will no longer be entitled to invoice LFB for research and development costs incurred in connection with ATryn. In addition, we expect to make significant incremental investments to expand ATryn’s approved indications, including the management of preeclampsia, to be addressed through our PRESERVE-1 trial, which is expected to commence enrollment in mid-2014. Therefore, we believe our research and development expenses will increase substantially in the future.

Selling, general and administrative. Selling, general and administrative, or SG&A, expenses increased by $0.3 million, or 3% from $8.5 million in the year ended December 31, 2012 to $8.8 million in the year ended December 31, 2013. The increase of $0.3 million was due primarily to costs incurred in connection with the planned restructuring of our business. We expect we will experience an initial reduction in SG&A spending with the transfer of a number of our employees to LFB USA in connection with the Divestment. However, we expect that any decrease will be offset in the longer term by investments in SG&A due to our planned increased sales efforts and other incremental expenses associated with becoming a public company. In addition, in connection with the Divestment, we entered into a general and administrative services agreement with LFB USA. Under the terms of this agreement, we anticipate that we will experience an increase in the cost of ongoing general and administrative support services.

Interest expense. Interest expense increased by $0.3 million, or 120% from $0.3 million in the year ended December 31, 2012 to $0.6 million in the year ended December 31, 2013. The increase was due to interest charges on our outstanding balance due to LFB which increased from $13.5 million at December 31, 2012 to $26.5 million at December 31, 2013. The balance due to LFB was assumed by LFB USA as part of the Divestment. Upon completion of this offering, we will no longer have access to funding from LFB through the cash pooling agreement, and as such, we will no longer incur interest expense under the terms of the agreement.

Other expense. Other expense was not material during the two years ended December 31, 2012 and 2013, respectively.

Financial position, liquidity and capital resources

Since January 1, 2012, our primary source of liquidity has been funding from LFB, pursuant to a cash pooling agreement. Under the terms of this cash pooling agreement, ending daily cash balances in excess of $1.1 million were swept to an LFB controlled account. In the event our ending daily cash balance fell below $0.9 million, LFB would make an overnight deposit in an amount equal to the difference between the ending cash balance and $1.0 million. Cash advanced to LFB under the program earned interest at a contractually determined rate, and cash funding received under the program generated interest charges at a contractually determined rate. As of March 31, 2014, we had cash totaling $5.4 million and we owed a balance of $0.4 million to LFB for the net amount funded under the cash pooling arrangement.

In the absence of this offering, LFB has agreed to make capital contributions to us to fund projected operating losses for the period from December 31, 2013 through June 30, 2015 which are expected to total approximately $40.0 million. The funding commitment excludes adverse operating loss adjustments caused by any unforeseen and material regulatory or legal matters. Upon a successful public or private offering of at least $40.0 million, LFB will cease to provide funding for our operations under this agreement, under the cash pooling agreement or otherwise.

We believe that our existing cash and cash equivalents, together with our cash flows from sales of ATryn, funding provided by LFB until the completion of this offering and the proceeds from this offering, will be sufficient to meet our anticipated cash requirements through the end of 2016, by which time we expect to announce top-line data from PRESERVE-1, including if we expand enrollment in PRESERVE-1 under its adaptive design option. We estimate our capital expenditures for 2014 will be minimal, given the divestment of our manufacturing and other capital assets in the Divestment. We will continue to seek new sources of financing, including funds generated through this offering, to expand our cash balances, financial resources and available credit to ensure our ability to meet commitments and to fund our operational plans. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts of ATryn.

We will also incur costs as a public company that we have not previously incurred, including, but not limited to, increased insurance premiums, including directors and officers insurance, investor relations expenses, expenses for compliance with the Sarbanes-Oxley Act of 2002 and rules implemented by the SEC and the stock exchange on which our common shares will be listed, and various other costs.

Cash and cash equivalents

Our cash and cash equivalents at March 31, 2014 were held for working capital purposes and consisted of cash and short-term, highly liquid investments readily convertible to known amounts of cash with an original maturity date of three months or less. We do not enter into investments for trading or speculative purposes and as such we do not believe that our cash and cash equivalents are subject to significant risk of changes in value.

Cash flows

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2012	2013	2013	2014
Net cash used in operating activities	$(17,557)	$(13,537)	$(7,068)	$(3,759)
Net cash provided by (used in) investing activities	(1,103)	(1,598)	(297)	17,199
Net cash provided by (used in) financing activities	19,104	12,972	8,165	(8,696)

Net increase (decrease) in cash	444	(2,163)	800	4,744
Cash and cash equivalents, beginning of period	2,363	2,807	2,807	644

Cash and cash equivalents, end of period	$2,807	$644	$3,607	$5,388

Cash used in operating activities

Cash used in operating activities was $3.7 million in the three months ended March 31, 2014, primarily resulting from our net loss of $3.0 million and a net decrease in cash as a result of an increase in operating assets and liabilities of $1.2 million. The primary drivers of these outflows relate to selling, general and administrative costs. These cash outflows were partially offset by non-cash charges, including depreciation and amortization expense of $0.5 million.

Cash used in operating activities was $7.1 million in the three months ended March 31, 2013, primarily resulting from our net loss of $1.9 million, a net decrease in cash as a result of a net increase in operating assets of $2.9 million and a net decrease in cash as a result of a net decrease in operating liabilities of $2.8 million. The primary drivers of these outflows are research and development costs and selling, general and administrative costs. These cash outflows were partially offset by non-cash charges, including depreciation and amortization expense of $0.5 million.

Cash used in operating activities was $13.5 million in the year ended December 31, 2013, primarily resulting from our net loss of $11.7 million and a net decrease in cash as a result of an increase in operating assets of $6.8 million. The primary drivers of these outflows relate to selling, general and administrative costs and medical science personnel. These cash outflows were partially offset by non-cash charges including depreciation and amortization expense of $2.5 million and a loss on the impairment of pre-production assets of $2.2 million, and a net increase in cash as a result of an increase in operating liabilities of $0.3 million.

Cash used in operating activities was $17.6 million in the year ended December 31, 2012, primarily resulting from our net loss of $16.1 million and a net decrease in cash as a result of a net increase in operating assets of $7.7 million. The primary drivers of these outflows are research and development costs and selling, general and administrative costs. These cash outflows were partially offset by non-cash charges including depreciation and amortization expense of $1.9 million and a net increase in cash as a result of a net increase in operating liabilities of $4.4 million.

Cash used in investing activities

Cash provided by investing activities was $17.2 million in the three months ended March 31, 2014, related primarily to net proceeds of $17.5 million from the Divestment, partially offset by purchases of property, plant and equipment of $0.3 million.

Cash used in investing activities was $0.3 million in the three months ended March 31, 2013, all of which resulted from purchases of property, plant and equipment.

Cash used in investing activities was $1.6 million in the year ended December 31, 2013, related primarily to capital purchases of property, plant and equipment.

Cash used in investing activities was $1.1 million in the year ended December 31, 2012, all of which resulted from purchases of property, plant and equipment.

Cash provided by financing activities

Cash used in financing activities was $8.7 million in the three months ended March 31, 2014, related primarily to the payment of a $13.1 million dividend to LFB Biotech in connection with the Divestment and $0.3 million in cash paid for deferred financing costs, partially offset by $4.7 million of funding provided by LFB during the quarter pursuant to our cash pooling arrangement. Under this arrangement, if our cash balance at the end of any day exceeded $1.1 million, the excess over $1.1 million was swept into a single account maintained by LFB. If our balance at the end of each day dropped below $0.9 million, LFB deposited funds in our account overnight to restore the balance to $1.0 million.

Cash provided by financing activities was $8.2 million in the three months ended March 31, 2013, all of which resulted from funding provided by LFB during the quarter pursuant to the cash pooling arrangement.

Cash provided by financing activities in the years ended December 31, 2013 and 2012 was $13.0 million and $19.1 million, respectively, resulting solely from funding provided by LFB, pursuant to the cash pooling arrangement.

Operating capital requirements

As described above, on March 31, 2014, we entered into an agreement with LFB USA under the terms of which LFB USA purchased the assets and assumed the liabilities associated with our contract research and development and contract manufacturing business for net cash proceeds of $17.5 million. Immediately following receipt of the proceeds from LFB USA, we declared and paid a cash dividend of $13.1 million to LFB Biotech. Under the terms of the cash pooling arrangement, approximately $4.4 million of the remaining proceeds were swept to LFB on April 1, 2014, establishing an advance, or receivable, from the cash pool. We will continue to participate in the cash pooling arrangement, utilizing the $4.4 million advance and additional funding from LFB, as needed, between now and the completion of this offering. We will terminate our participation in the cash pooling arrangement on the day before this offering is expected to close. At that time, any amounts owed to LFB under the program will be considered an equity contribution and accordingly, the balance of any related party payable will be reclassified to equity.

We cannot be certain if, when and to what extent we will generate positive cash flow from operations from the development and commercialization of ATryn, if additional indications are approved. Our ability to become profitable depends upon our ability to obtain marketing approval and commercialize ATryn for the management of preeclampsia or other indications. To date, revenue generated from sales of ATryn has not been sufficient to fund our operations. We do not know when, or if, we will generate sufficient revenues to fund our operations. We do not expect to generate sufficient revenue unless or until we obtain marketing approval of, and begin to sell, ATryn in the management of preeclampsia. Even if ATryn is approved for use in the management of preeclampsia, we expect to incur significant sales and marketing costs as we prepare to commercialize ATryn for a new indication. Even if it does receive marketing approval, ATryn may not be commercially successful in its intended market. We may not achieve profitability soon after we begin to generate product sales for management of preeclampsia, if ever. If we are unable to generate sufficient product revenue, we will not become profitable and may be unable to continue operations without continued funding.

Based on our estimated use of proceeds, we anticipate that the net proceeds of this offering, together with cash flow from sales of ATryn, funding from LFB through the completion of this offering and our existing resources, will be sufficient to meet our anticipated cash requirements through the end of 2016, by which time we expect to announce top-line data from PRESERVE-1, including if we expand PRESERVE-1 under its adaptive design option. To the extent that funds generated by this offering, together with existing cash and cash equivalents, are insufficient to fund our future activities and other cash needs, we will need to raise additional funds through public or private equity or debt financings. Although we are currently not a party to any agreement, letter of intent or understanding with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. There can be no assurance that we will be able to raise additional funds from any of these sources on terms we deem acceptable, or at all. In addition, future issuances of equity, convertible or other equity-linked securities could materially dilute the ownership interests of holders of our common stock and additional debt financing could result in a material increase in the amount of cash necessary to fund debt service payments and also could require that we comply with financial and other covenants that limit our flexibility and operations.

Critical accounting policies and estimates

Revenue recognition

Historically, our principal sources of revenue during the reporting period have consisted of: (i) product sales of ATryn in the United States; and (ii) contract research and manufacturing service revenues derived from our agreements with LFB and other customers. In all instances, revenue was recognized only when the price was fixed or determinable, persuasive evidence of an arrangement existed, delivery had occurred or services had been rendered, and collectability of the resulting receivable was reasonably assured.

Following the Divestment, we no longer generate revenue from the performance of contract research and manufacturing services.

Product revenue

We sell ATryn in the United States to distribution partners based on contractually predetermined price arrangements. Orders are processed through a third-party logistics provider, who holds inventory and processes sales transactions with distribution partners on our behalf. The distribution partners sell directly to hospitals. We monitor inventory levels at our distribution partners. Revenue is recognized upon receipt of inventory at the distribution partners. All revenues from product sales to distributors are recorded net of applicable provisions for returns, discounts, and other applicable allowances in the same period the related sales are recorded, as further described below.

Product returns

Our standard return policy does not generally allow distribution partners to return product, except in the event of a product recall or damaged products. Historically, we have not experienced any product recalls, and do not anticipate any for the foreseeable future, and as such do not record a returns reserve. In the event of a product recall or similar circumstance outside of the customers’ control, we may issue the customer replacement product for product returned. In these limited circumstances, expected costs of the replacement product are recognized within cost of product revenues.

Honor program

We allow our customers to apply for a credit for use against outstanding sales invoices or future sales for unused partial vials of product under the Honor Program. Under this program, hospitals are entitled to report partially used vials to the distribution partner from whom they purchased the product for a period up to four months from the date of shipment, and if the request qualifies under the Honor Program, the distribution partners agree to issue the hospital a credit for the portion of the vial that is unused. We issue a corresponding credit to the distribution partner for the unused product at our net selling price to the distribution partner. Hospitals are not required to return the product to qualify for the credit. We account for the Honor Program by recording a reserve for the estimated credit at the time revenue is recognized. Our estimate of the reserve for the Honor Program is analyzed quarterly on the trailing last 12 months of information and is based upon many factors, including historical experience of actual credits, analysis of the level of inventory in the distribution channel, and the timing of when partial vial credit claims are made. We record product revenue net of expected refunds or credits granted to the customer at the time of sale to our distribution partner.

Reserves for the Honor Program are recorded in accrued liabilities and were $1.8 million, $1.5 million and $2.5 million at December 31, 2012 and 2013 and March 31, 2014 respectively.

In addition to the Honor Program described above, we record revenue net of reserves for prompt pay discounts and distribution partner management fees. We believe that the reserves we have established are reasonable and appropriate based upon current facts and circumstances. Applying different judgments to the same facts and circumstances could result in the estimated amounts for the Honor Program, discounts and wholesale management fees to vary. If actual results vary with respect to our sales returns reserves, we may need to adjust our estimates, which could have a material effect on our results of operations in the period of adjustment. Changes in the estimates related to revenue related reserves, which were not material during the years ended December 31, 2012 and 2013, are recorded in the period the change is identified. Actual amounts may ultimately differ from our estimates. If actual results vary in a future period, we will adjust these estimates, which could have an effect on earnings in the period of adjustment.

For the years ended December 31, 2012 and 2013, a 10% increase in the estimate of returned product under the Honor Program would result in a decrease of $0.4 million and $0.3 million in revenue, respectively. A 10% decrease in the estimate of returned product under the Honor Program results a corresponding increase in revenue. For the years ended December 31, 2012 and 2013, a 30 day increase in the Honor Program claim lag would result in a $0.4 million and $0.3 million decrease in revenue, respectively. A 30 day decrease in the Honor Program claim lag would result in a $0.7 million and $0.5 million increase in revenue, respectively.

We anticipate terminating the Honor Program in connection with our planned launch of a smaller 525 IU vial of ATryn, for which we received approval from the FDA in April 2014.

Service revenue

Historically we performed contract research services on behalf of LFB and other third parties. If applicable, cash received in advance of services being performed was recorded as deferred revenue and recognized as revenue as services are performed over the applicable term of the agreement.

The costs associated with providing these services are reflected as a component of cost of service revenue in the consolidated statements of operations. Following the Divestment, we will no longer perform CMO/CRO services and will not recognize any service-related revenue.

Accrued research and development expenses

As part of the process of preparing financial statements, we are required to estimate and accrue expenses, which include research and development expenses related to ongoing clinical studies performed for us by clinical research organizations, or CROs. This process involves:

•	communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost;

•	estimating and accruing expenses in our financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

•	periodically confirming the accuracy of our estimates with selected service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	fees paid to CROs in connection with clinical studies and preclinical studies;

•	fees paid to investigative sites in connection with clinical studies; and

•	professional service fees for consulting and other services related to the performance of clinical studies.

We base our expense accruals related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple clinical research organizations that conduct and manage clinical studies on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors, such as the successful enrollment of patients and the completion of clinical study milestones. Our service providers invoice us monthly in arrears for services performed. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates and the expected increased volume of services expected to be performed we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical studies and other research activities.

Income taxes

We file income tax returns in the U.S. federal jurisdiction and Massachusetts and California state jurisdictions. To date, we have not been audited by the Internal Revenue Service or any state income tax authority.

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

As of December 31, 2013, our total deferred tax assets were $67.3 million. The deferred tax assets were primarily comprised of federal and state tax net operating losses and capitalized research and development expenses. As of December 31, 2013, we had federal and state net operating losses, or NOLs, of $150.0 million and $91.7 million (net of prior ownership change limitations, or Section 382 Limitations), respectively, and federal and state research and experimentation credit carryforwards of approximately $0.8 million and $1.2 million (net of prior Section 382 limitation), respectively, which will expire at various dates starting in 2014 through 2033. The Massachusetts 2010 net operating loss can be carried forward for 20 years. Due to uncertainties surrounding our ability to generate future taxable income to realize these tax assets, a full valuation allowance has been established to offset our deferred tax assets. As a result of the tax gain recognized on the Divestment, we anticipate utilizing approximately $3.0 to $5.0 million of federal and state NOLs.

A section 382 ownership analysis has been performed by us from our inception on May 31, 1993 through November 30, 2010. We experienced ownership changes on December 14, 2006 and November 3, 2009. The annual limitation is approximately $1.2 million. Due to this limitation, we expect that all pre-November 3, 2009 general business credit carryforwards may ultimately expire unused due to the annual limitation. The NOLs and research and experimentation credits stated above have already been reduced due to this limitation.

Utilization of existing net operating loss carryforward and research and development credits may also be subject to an additional limitation due to future ownership changes. These future annual limitations may result in the expiration of the net operating loss carryforwards before utilization.

Inventory

Our entire inventory on hand as of December 31, 2012 and 2013 and March 31, 2014 related to ATryn. We analyze our inventory levels and estimate demand for commercial sale and clinical trials on a quarterly basis. At December 31, 2012 and 2013 we capitalized in inventory all in process and finished vials of ATryn, which had not been specifically identified for use in clinical trials. On March 31, 2014, following the Divestment, we capitalized in inventory only finished vials of ATryn that had not been specifically identified for use in clinical trials. The assessment of the expected use of the inventory is highly judgmental and is based on our estimate for demand related to future commercial sales and clinical trial usage. We also review the appropriate carrying value of the inventory based on the estimated selling price of the inventory taking into account expected credits including credits issued under our honor program as well as inventory expiration dates.

Impairment of long-lived assets

We assess impairment of long-lived assets, which include property, plant and equipment and test long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the fair value of the asset, which is calculated as the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized in the consolidated statements of operations when the carrying amount is determined not to be recoverable and exceeds fair value, which is determined on a discounted cash flow basis.

As a result of our impairment assessment of long-lived assets, we recorded a loss on the write-off of pre-production assets of $2.2 million during the year ended December 31, 2013. There were no such losses or write-offs of pre-production assets recorded during the year ended December 31, 2012 or the three months ended March 31, 2013 and 2014.

We make estimates and judgments about future undiscounted cash flows and fair values. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. Significant changes in our plans in using long-lived assets could significantly impact our estimates of anticipated cash flows in the future. As a result, the carrying amounts of our long-lived assets could be reduced through impairment charges.

In connection with the Divestment, all of our long-lived assets were acquired by LFB USA. Accordingly, we do not expect to incur further impairment losses on long-lived assets following the Divestment.

Determination of the fair value of common stock

The fair value of our common stock is determined on the option grant date by our board of directors, with input from management, and considers available valuation of common stock and our assessment of additional objective and subjective factors that we believe are relevant and which may change from the date of the most recent valuation through the date of the grant. Before this offering, we were a privately held company with no active public market for our common stock. Therefore, our board of directors, with the assistance and upon the recommendation of management, and with assistance from an independent third-party valuation firm, has for financial reporting purposes determined the estimated per share fair value of our common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. In conducting its valuation, our board of directors considered all objective and subjective factors that it believed to be relevant, including:

•	a contemporaneous third-party valuation report;

•	management’s best estimate of our business condition, prospects and operating performance;

•	the status of our development programs;

•	the likelihood of achieving a liquidity event such as a sale of our company or an initial public offering, or IPO, given prevailing market conditions;

•	external market conditions affecting the biopharmaceutical industry;

•	trends within the biopharmaceutical industry;

•	the fact that we are a privately held company with illiquid securities;

•	our discounted future cash flows, based on our projected operating results;

•	a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows; and

•	a terminal value, which is based on our last year of discretely forecasted cash flow, capitalized at an appropriate discount rate less a terminal growth rate.

The following table summarizes by grant date the number of shares of common stock subject to stock options and restricted stock units, or RSUs, granted from January 1, 2012 through the date of this prospectus, as well as the associated per share exercise price and the per share estimated fair value of the underlying common stock:

Date of Issuance	Type of Award	Number of Shares	Exercise Price per Share	Common Stock Fair Value Per Share on Grant Date
April 2, 2014	Options	1,425,474	$10.00	$10.00
April 2, 2014	RSUs	319,733	N/A	$10.00

Common stock valuation methodologies

To date, our board of directors has estimated our enterprise value as of the valuation date using an income approach, which is an acceptable valuation method in accordance with the Practice Aid. The income approach was chosen as our trailing twelve months and forward twelve months revenue and profitability metrics precluded a meaningful result from market approach methods. Under the income approach, enterprise value was estimated using the discounted cash flow method. Additionally, the valuation reflects a marketability discount, resulting from the illiquidity of our common stock.

April 1, 2014 valuation

To aid in the determination of the fair market value of our common stock, a third-party performed a contemporaneous valuation of our common stock as of April 1, 2014. Our board of directors, with input from management, also took into consideration a number of other factors, as described above. For this valuation, we used the discounted cash flow method, or DCF method, under the income approach to value our equity. We applied a discount for lack of marketability to the value indicated for our common stock. We believed that a discount was appropriate because our common stock was unregistered, and because, as of the valuation date, there existed uncertainty around the precise timing of a liquidity event. Our estimate of the appropriate discount for lack of marketability was based on a put option methodology, more specifically an average-strike put option model (Finnerty), which is consistent with the Practice Aid. We applied an estimated discount for lack of marketability of 10% to the value indicated for our common stock.

The following table summarizes the significant assumptions used in our April 1, 2014 valuation:

Weighted average cost of capital (WACC)	21%
Discount for lack of marketability (DLOM)	10%

The contemporaneous valuation analysis described above resulted in an estimated fair value of our common stock of $10.00 per share. After considering this valuation analysis, as well as other objective and subjective factors as described above, our board of directors determined that the fair value of our common stock as of April 1, 2014 was $10.00 per share. Due to the proximity of this valuation to the grant date as well as the fact that there were no significant objective or subjective factors that our board of directors believed would impact the valuation of our common shares from April 1, 2014 to April 2, 2014, we utilized the April 1, 2014 valuation to determine the expense related to restricted stock unit awards and the exercise price of option grants made on April 2, 2014.

There are significant judgments and estimates inherent in this valuation. These judgments and estimates include assumptions regarding our future operating performance, stage of commercial growth, the timing of a potential initial public offering or other liquidity event, and the determination of the appropriate valuation method at the valuation date. If we had made different assumptions, the fair value of our common stock could have been significantly different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and restricted stock units.

Emerging growth company status

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standard Board, or FASB, issued a new accounting standard that amended existing guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. The new standard requires the disclosure of significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. The standard is effective prospectively for interim and annual periods beginning after December 15, 2012. We adopted this guidance as of January 1, 2013 and its adoption did not have an effect on our financial statements.

In July 2013, FASB issued changes to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. These changes require an entity to present an unrecognized tax benefit as a liability in the consolidated financial statements if a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, an unrecognized tax benefit is required to be presented in the consolidated financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. These changes became effective for us on January 1, 2014. We adopted this guidance as of January 1, 2014 and its adoption did not have a material impact on our financial statements.

Contractual obligations and commitments

We have contractual obligations for a use and occupancy agreement we entered into with LFB USA in connection with the Divestment. The following table reflects a summary of our contractual obligations as of March 31, 2014:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$90	$60	$30	—	—

Total	$90	$60	$30	—	—

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that are currently material or reasonably likely to be material to our consolidated financial position or results of operations.

Quantitative and qualitative disclosure about market risks

Interest rate risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2012 and 2013 and March 31, 2014, we had cash and cash equivalents of $2.8 million, $0.6 million and $5.4 million, respectively, consisting of cash and short-term, highly liquid investments readily convertible to known amounts of cash with an original maturity date of three months or less. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Historically, we have incurred interest expense in connection with our cash pooling arrangement with LFB. However, upon completion of this offering, we will no longer be entitled to funding from LFB through the cash pooling program, and accordingly, we will no longer incur interest charges under the program.

Foreign currency risk

All of our employees are located, and all of our major operations are currently performed, in the United States. Accordingly, we believe we do not have a material exposure to foreign currency risk. We occasionally pay for contractor or research services in a currency other than the U.S. dollar. Today, we have minimal exposure to fluctuations in foreign currency exchange rates as the difference from the time period for any services performed which require payment in a foreign currency and the date of payment is short.

Business

Overview

We are a commercial-stage biopharmaceutical company focused on the development and commercialization of specialty therapeutics to address unmet medical needs in patients with rare, life-threatening conditions. Our commercial product ATryn, the first and only approved recombinant human antithrombin, has been marketed in the United States since 2009 for the prevention of blood clots during or after surgery or childbirth for patients with a rare clotting disorder known as hereditary antithrombin deficiency, or HD AT. ATryn is manufactured using recombinant technology, through which human antithrombin is produced in the milk of transgenic animals. In mid-2014, we plan to commence enrollment in our pivotal Phase III clinical trial of ATryn to manage preeclampsia in weeks 24 to 28 of pregnancy, or PE (weeks 24-28). If we achieve positive results for this trial, which we refer to as PRESERVE-1, we plan to study ATryn for the management of preeclampsia in weeks 29 to 33 of pregnancy, or PE (weeks 29-33). We may also study ATryn for other acquired antithrombin deficiencies associated with emergency or life-threatening conditions for which we believe ATryn’s anti-inflammatory and anticoagulant properties would be well-suited.

Preeclampsia is a serious and progressive disorder of pregnancy that can escalate to multiorgan failure, seizures, coma or death in the mother and baby. The Preeclampsia Foundation estimates the annual healthcare costs of preeclampsia is more than $7.0 billion in the United States, including approximately $3.0 billion relating to maternal disabilities and approximately $4.0 billion relating to infant morbidity. The only known way to stop the progression of preeclampsia is delivery of the baby. However, delivery prior to week 34 of pregnancy puts the baby at a significantly elevated risk of death or serious lifelong medical problems which, in turn, carry increased medical costs. We plan to study ATryn in women who develop preeclampsia before week 34 as we believe that antithrombin’s anti-inflammatory and anticoagulant properties will slow the progression of preeclampsia and prolong pregnancy, which has been shown to confer a reduction in neonatal morbidity and mortality with each passing day.

PRESERVE-1 is a randomized, double-blind, placebo-controlled, multicenter pivotal Phase III clinical trial in North America of ATryn to manage PE (weeks 24-28), which impacts approximately 5,000 pregnancies each year in the United States. If PRESERVE-1 demonstrates prolongation of pregnancy and, consequently, decreased infant morbidity and mortality in a sufficiently robust fashion, we plan to submit a supplement to ATryn’s Biologics License Application, or BLA, seeking approval of ATryn to manage PE (weeks 24-28) based upon this single pivotal trial. The U.S. Food and Drug Administration, or FDA, has indicated in our preliminary discussions that a single pivotal trial may be adequate for approval if the strength of evidence is sufficiently robust. Accordingly, before we file the BLA supplement, we will consider the totality of evidence from the PRESERVE-1 trial including the primary and secondary endpoints, exploratory clinical outcomes, biomarkers and the safety profile to determine the likelihood of FDA approval. If this BLA supplement is approved, ATryn would be the first therapy approved in the United States to manage PE (weeks 24-28). We also expect to seek orphan drug designation for this proposed indication, which provides financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and FDA user-fee waivers and if we receive the first FDA approval for this indication, the product may be entitled to orphan drug exclusivity.

Additionally, if the results from PRESERVE-1 are favorable, we plan to study ATryn to manage PE (weeks 29-33). Our goal is to expand ATryn’s approved use to include the management of preeclampsia for all stages of pregnancy during which early delivery puts the baby at significantly elevated risk of death or abnormal development.

We estimate that 2013 sales of all antithrombin products totaled approximately $50.0 million in the United States and we believe the market can be much larger if we can expand ATryn’s FDA-approved label to include additional indications such as the management of preeclampsia. We further plan to study ATryn for other acquired antithrombin deficiencies, such as heparin resistance, bleeding and thrombosis during extracorporeal membrane oxygenation, or ECMO, burns, trauma, disseminated intravascular coagulation, or DIC, sepsis and transplantation.

Despite compelling evidence of clinical benefit of antithrombin across a number of these conditions, there has been limited clinical development of antithrombin beyond the HD AT indication. We believe concerns of transmitting infectious agents may have previously discouraged the clinical development of human plasma-derived antithrombin products. For example, the only other FDA-approved antithrombin, which is derived from pooled units of human plasma, contains a warning on its label that it is a potential vehicle for transmission of human viruses and other infectious agents. Our product ATryn is a recombinant human plasma-free antithrombin that has been studied in clinical trials since 1996 and approved for use in pregnant women with HD AT during childbirth since 2009 without any reported ATryn-related safety issues or evidence of any adverse immune response, or immunogenicity. Given ATryn’s safety record, we believe ATryn will be a good candidate for treating the wide range of disorders triggered by inflammation and/or coagulation, including the management of preeclampsia.

We are also in preclinical development of rhAAT, a recombinant human alpha-1 antitrypsin, for the treatment of hereditary emphysema. We have rights of first negotiation with Laboratoire français du Fractionnement et des Biotechnologies S.A., or LFB, the parent company of our sole stockholder, to market in the United States Wilfactin and Clottafact, two product candidates for bleeding disorders that are approved in Europe.

We were incorporated in Massachusetts in February 1993 as Genzyme Transgenics Corporation, a wholly-owned subsidiary of Genzyme Corporation. In July 1993, we completed our initial public offering. In May 2002, we changed our name to GTC Biotherapeutics, Inc. In July 2009, LFB Biotechnologies S.A.S., or LFB Biotech, became a majority stockholder of our company and in December 2010, acquired our remaining outstanding shares to become our sole stockholder, and we ceased being a public reporting company. LFB Biotech is a wholly-owned subsidiary of LFB which is wholly-owned by the French state. We changed our name to rEVO Biologics, Inc. in January 2013. On March 31, 2014, we divested our manufacturing and other non-ATryn clinical assets and liabilities to LFB USA, Inc., or LFB USA, a newly formed subsidiary of LFB Biotech, and on April 11, 2014, we completed a reincorporation merger to Delaware.

Our strategy

Our strategy is to develop and commercialize specialty biologic therapeutics to treat rare, life-threatening conditions, principally in the hospital setting. The critical components of our strategy include the following:

•	Seek regulatory approval of ATryn for PE (weeks 24-28). In mid-2014, we plan to commence enrollment in our pivotal PRESERVE-1 trial for the use of ATryn to manage PE (weeks 24-28). PRESERVE-1 is led by a steering committee consisting of globally recognized experts in preeclampsia.

•	Expand indication of ATryn for PE (weeks 29-33). If we achieve positive results from PRESERVE-1, we expect to evaluate ATryn for PE (weeks 29-33). We plan to leverage positive data from PRESERVE-1 and the existing relationships with the PRESERVE-1 clinical sites for this study.

•	Evaluate other indications for ATryn. We plan to develop ATryn as a therapy for other acquired antithrombin deficiency indications involving inflammation or blood clotting disorders that are supported by published literature and preclinical studies. By leveraging ATryn’s anti-inflammatory and anticoagulant properties, we believe ATryn has the potential to improve the existing standards of care for heparin resistance, ECMO, DIC, burns, trauma, sepsis and transplantation and other similar conditions.

•	Drive current sales of ATryn. We market ATryn for the prevention of blood clots during or after surgery or childbirth for patients with HD AT. We plan to increase our sales efforts to target the top 60 U.S. antithrombin-prescribing hospitals, which accounted for 90% of antithrombin sales in the United States in 2013.

•	Leverage our hospital-focused sales force to market ATryn for PE (weeks 24-28), if approved. We have an existing commercial infrastructure and a targeted, hospital-focused sales force that markets ATryn in the United States for the HD AT indication. Subject to FDA approval of ATryn for the management of PE (weeks 24-28), we plan to further expand our commercial organization to approximately 40 to 60 sales representatives, which we believe can effectively target the academic research hospitals that most frequently treat patients with PE (weeks 24-28).

•	Evaluate other therapies for life-threatening diseases and conditions. There are numerous life-threatening diseases and conditions that currently have no approved therapies and for which no therapies are currently in development. We have rights of first negotiation, which we may exercise at any time, to acquire the commercial rights to market Wilfactin and Clottafact in the United States. These therapies are currently only approved for marketing in Europe. We also plan to identify and develop therapies that can leverage our specialty hospital-focused sales force. We are in preclinical development of a therapy using rhAAT for hereditary emphysema and, if successful, may seek other indications for rhAAT.

Our product pipeline

In addition to commercializing our approved product ATryn for prevention of blood clots during or after surgery or childbirth in patients with HD AT, or the HD AT indication, we are developing ATryn for the management of PE (weeks 24-28) and plan to develop ATryn for further indications, including the management of PE (weeks 29-33) and other acquired antithrombin deficiencies. We are also in preclinical development of rhAAT for hereditary emphysema and have rights of first negotiation to market in the United States Wilfactin and Clottafact, two product candidates that are approved in Europe for the treatment of von Willebrand Disease and fibrinogen deficiency, respectively.

The following table summarizes our product and product candidate pipeline:

*	ATryn is currently approved for the prevention of blood clots during or after surgery or childbirth in patients with HD AT, or the HD AT indication.
**	We plan to commence enrollment in mid-2014.

ATryn overview

ATryn is the first and only approved recombinant human antithrombin in the world. ATryn has been approved by both the FDA and the EMA as a replacement therapy during or after surgery or childbirth when patients with HD AT are at the highest risk of developing abnormal life-endangering blood clots.

Antithrombin is a naturally occurring plasma protein in the human body that regulates the activity of proteins that promote blood clotting. Antithrombin also inhibits inflammation through at least three mechanisms:

(1) Antithrombin binds to heparin-like receptors on the surface of endothelial cells that line the blood vessels and stimulates local secretion of anti-inflammatory mediators such as prostacyclin, which modulates inflammation and causes dilation of the blood vessels, reducing blood pressure;

(2) Antithrombin, by its binding to the syndecan-4 receptor at the surface of neutrophils, prevents their adhesion to, and invasion of, tissues, which is associated with systemic inflammatory processes; and

(3) Antithrombin is an effective inhibitor of thrombin, an enzyme which is itself associated with direct inflammatory effects.

The combination of antithrombin’s broad anti-inflammatory and anticoagulant properties, as well as its well-documented safety profile when used in pregnant women, makes it a potentially attractive agent to address a broad array of conditions, including management of preeclampsia.

ATryn for prevention of blood clots in HD AT patients

Hereditary antithrombin deficiency

HD AT is caused by mutations in the SERPINC1 gene, which is responsible for the body’s production of antithrombin. Individuals with HD AT do not have enough functional antithrombin to inactivate their existing clotting proteins, particularly thrombin, and are prone to spontaneously develop abnormal blood clots from puberty onwards. These blood clots, or thromboses, can lodge in the bloodstream, lungs or elsewhere in the body, create a blockage to the blood supply, and lead to tissue death. These venous thromboembolic events, or VTEs, such as deep vein thrombosis, a type of clot that occurs in the deep veins of the legs, or pulmonary embolism, a clot that travels through the bloodstream and lodges in the lungs, can be life-threatening.

Current treatments and limitations

HD AT is typically treated prophylactically with blood thinners. However, when HD AT patients are undergoing high-risk procedures, such as surgery or childbirth, the preferred course of treatment is to discontinue the use of blood thinners due to the risk of excessive bleeding. The patients are then given antithrombin to prevent the occurrence of VTEs during and after the course of such procedures.

Only ATryn and Thrombate III, an antithrombin derived from pooled units of human plasma, are approved for sale in the United States. Both products are indicated for the prevention of blood clots during or after surgery or childbirth in HD AT patients. However, human plasma-derived antithrombin, such as Thrombate III, may sometimes be in short supply or unavailable for medical use due to a shortage in human plasma donations. Additionally, Thrombate III contains a warning on its label that it is a potential vehicle for transmission of human viruses and that despite application of a number of viral elimination/reduction steps to prevent transmission of infectious agents, a risk of transmission still remains. While the manufacturer of Thrombate III has not identified any cases of viral transmission, the transmission of viruses, including parvovirus B19, which is associated with severe fetal anemia and can induce miscarriages, has been reported with at least one other human plasma-derived antithrombin product approved for sale in Europe but not in the United States.

Our solution: ATryn

ATryn is the first and only approved recombinant antithrombin in the world. ATryn was approved by the FDA in February 2009 for the prevention of blood clots during or after surgery or childbirth in HD AT patients following the completion of the largest prospective clinical trial program of any antithrombin. ATryn is typically dosed for three to five days during or after surgery or childbirth. A physician’s goal when administering ATryn is for the patient to attain functional antithrombin activity levels between 80% and

120% of normal physiologic levels. To accomplish this, ATryn is dosed based upon a formula that considers the patient’s weight and current antithrombin activity levels. The mean daily dose of ATryn during our clinical studies in pregnant HD AT patients was 17,311 IU/day. ATryn is also the only antithrombin that has a unique dosing schedule developed specifically for women during pregnancy.

ATryn is a recombinant human plasma-free product. ATryn’s FDA-approved label states that its purification and drug product manufacturing processes have been validated to demonstrate their capacity for removal and/or inactivation of viruses. ATryn is contraindicated for patients with a known hypersensitivity to goat and goat milk proteins, and the FDA required that we establish a post-marketing patient registry to collect additional data on the immunogenic potential of ATryn. ATryn recently completed this five-year post-marketing study commitment to the FDA without any reports of product-related safety issues or evidence of immunogenicity.

Prevalence

HD AT is estimated to occur in about one in 2,000 to 3,000 individuals. About half of these patients will experience a thrombosis before 25 years of age, and up to 85% may suffer a VTE by age 50. Increasing age, surgery, or immobility can contribute to the likelihood of a VTE. Additionally, women with HD AT are at increased risk of developing an abnormal blood clot during pregnancy or soon after delivery and may have an increased risk for miscarriage or stillbirth.

Patent and regulatory exclusivities

The FDA has designated ATryn as an orphan drug for the treatment of congenital antithrombin deficiency to prevent the occurrence of serious, potentially life-threatening VTEs which may develop as a result of surgical or obstetrical procedures, and we have obtained seven years of orphan drug exclusivity from the date of our BLA approval for our approved HD AT indication. This means that the FDA may not approve any other application to market the same biologic for the HD AT indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity, or if the sponsor with orphan drug designation is unable to meet market demand. The orphan drug exclusivity for the HD AT indication will expire in February 2016.

In addition, under the Biologics Price Competition and Innovation Act, or BPCIA, which was enacted in 2010, biologics approved under a BLA may serve as a reference product for a biosimilar application. This allows a biosimilar application to rely upon the reference product’s safety and efficacy data. However, we believe that the BPCIA makes the reference product eligible for twelve years of data exclusivity from the date of approval. As a result, we believe that the FDA will not be able to approve a biosimilar referencing ATryn for the HD AT indication for twelve years following our original approval of the BLA in February 2009. We hold the exclusive right to develop and market ATryn in the United States, which is protected by issued patents that will expire between 2015-2018 and patent applications that, if granted, would be expected to expire in 2033. Pursuant to an agreement with LFB, we also have rights of first negotiation to develop and market ATryn outside the United States on a country-by-country basis. ATryn was also approved by the EMA in 2006 for the prevention of abnormal clotting during or after surgery or childbirth in patients with HD AT.

ATryn as a potential treatment to manage preeclampsia in weeks 24 to 28 of pregnancy

Preeclampsia is a serious and progressive disorder of pregnancy that endangers both mother and child. The Preeclampsia Foundation estimates the annual healthcare costs of preeclampsia is more than $7.0 billion in the United States, including approximately $3.0 billion relating to maternal disabilities and approximately $4.0 billion relating to infant morbidity.

Preeclampsia is triggered by an abnormal reaction to the placenta by the cardiovascular and immune systems of the mother. The abnormal development of blood vessels from the uterus to the placenta may lead to clotting of these blood vessels and subsequently decreased blood flow, nutrients and oxygen from mother to baby. This places the baby at risk for prematurity, abnormal development or death. The lining of the blood vessels also becomes damaged causing inflammation that extends from the placenta throughout the mother’s blood vessels. As a result, the mother develops high blood pressure, or hypertension, and may develop life-threatening conditions, including HELLP syndrome, DIC, acute renal failure, stroke, pulmonary edema or cerebral edema. Left untreated, preeclampsia can escalate to multiorgan failure, seizures, coma or death in the mother or baby. Although maternal death has declined dramatically in the developed world, preeclampsia remains a leading cause of maternal death linked to pregnancy in the United States.

Preeclampsia is a growing problem. From 1987 to 2004, the incidence of preeclampsia has increased by 25% in the United States. Several risk factors may increase the likelihood of preeclampsia including increasing maternal age, diabetes, obesity, chronic hypertension, renal disease and stress. As obesity, diabetes and hypertension continue to become more prevalent, we expect that preeclampsia will become more prevalent. As a result, it is expected that more pregnancies will be complicated by preeclampsia, and more mothers and babies will be at risk.

Current treatments and limitations

The only effective therapy for preeclampsia currently is delivery of the baby and placenta. When preeclampsia develops before week 34 of pregnancy, however, the baby may not be viable and early delivery will put the baby at a substantially increased risk of death or lifelong illness and debilitation.

A peer-reviewed study of neonatal outcomes of 9,575 preterm infants born in the United States after weeks 22 to 28 of pregnancy published in Pediatrics in 2010, referred to as the Stoll study, illustrates the dramatic decline in neonatal mortality with each passing week from weeks 24 to 28 of pregnancy.

Mortality of preterm infants

The Stoll study also illustrates that with each passing week from weeks 24 to 28 of pregnancy, babies are born with increasingly lower risks of severe lifelong morbidities, such as neurological conditions, chronic respiratory disease, blindness, short bowel syndrome and severe infection.

Survival of preterm infants without significant morbidity

Given the risks of fetal morbidity and mortality before week 34 of gestation, expectant management is the current standard of care for mothers with preeclampsia before week 34 of pregnancy. Expectant management includes monitoring and ameliorating symptoms in both mother and baby to prolong pregnancy with a goal of allowing the baby to mature in utero until delivery is absolutely necessary. This standard of care, therefore, is effectively a continuous weighing of the ever-growing health risk to the mother against the benefits to the baby from growing in utero as both preeclampsia and the pregnancy progress. Because the pace of preeclampsia progression cannot be predicted and the medical surveillance regimens are intense, mothers with preeclampsia before week 34 of pregnancy are usually hospitalized and closely monitored until delivery. During this period of expectant management, the mother and baby are treated with corticosteroids, magnesium sulfate and anti-hypertensives, but the effectiveness of these interventions in prolonging pregnancy and significantly reducing maternal and fetal morbidities is limited. Although studies on expectant management have shown an extension of pregnancy from initial diagnosis for approximately seven days on average, the risks to the mother and of fetal morbidity and mortality remain very high.

Our solution: ATryn

We believe ATryn may prolong pregnancy in mothers with preeclampsia and, consequently, reduce the incidence of neonatal death and newborn complications by modulating placental thrombosis and a variety of inflammatory processes. Because much of the maternal syndrome is thought to relate to the inflammation of the interior surface of blood vessels, or endothelium, we believe antithrombin may ameliorate the underlying disease processes by binding to heparin-like receptors on the surface of endothelial cells that line the blood vessels and by stimulating the production of prostacyclin, which modulates inflammation and causes dilation of the blood vessels, reducing blood pressure. Additionally, ATryn also binds to neutrophils, a type of white blood cell, and prevents their adhesion to, and invasion of, tissues, thereby reducing inflammation. We believe ATryn’s role in reducing inflammation and thrombosis will prolong pregnancy and thereby result in improved mortality and morbidity outcomes for the baby.

ATryn for preeclampsia before week 34 of pregnancy

Clinical support

Investigators have demonstrated prolonged pregnancy and associated clinical benefits from antithrombin administration in the management of preeclampsia. Some of these studies have also demonstrated an antithrombin dose response, a favorable impact on the inflammation and coagulation characteristics of preeclampsia, increased newborn weight at birth and decreased infant morbidity and mortality, all without observed harm to the mother related to the administration of antithrombin.

Paternoster study

A 23 patient single center, non-placebo controlled European study, referred to as the Paternoster study, compared two different dosing regimens of human plasma-derived antithrombin in women with preeclampsia in weeks 24 to 33 of pregnancy, with a mean of 28 to 29 weeks. The Paternoster study was conducted by Delia Paternoster and colleagues at the University of Padua, Padua, Italy. The primary purpose of the study was to evaluate the clinical efficacy of two doses of antithrombin in patients with preterm preeclampsia in the prolongation of pregnancy, although the criteria for delivery were controlled by the study center and not described by the study’s authors. The results of the Paternoster study were published in the International Journal of Gynecology & Obstetrics in 2000 and the Journal of Thrombosis and Haemostasis in 2004.

In the Paternoster study, ten patients received 3,000 IU/day of antithrombin for five consecutive days. Antithrombin activity in the 3,000 IU/day group was observed at a mean of 131% of normal physiologic levels and these levels did not cause any reports of antithrombin-related adverse events. The 13 patients in the 80% antithrombin activity group received just enough antithrombin to maintain an activity level of 80% of the average person. The mean total antithrombin dose per patient in the 80% antithrombin activity dose group was approximately four times lower than the 3,000 IU/day group. Pregnancy was prolonged in the 3,000 IU/day dose group by a mean of 6 days as compared to 3.5 days in the 80% antithrombin activity dose group, an improvement that reached statistical significance (p=0.03). We consider a p-value below 0.05 to be statistically significant.

Prolongation of pregnancy (Paternoster)

We believe the statistically significant additional prolongation of pregnancy in the 3,000 IU/day dose group is demonstrable evidence of antithrombin’s pharmacologic activity in preeclampsia. In addition to this observed prolongation of pregnancy. Babies born from the 3,000 IU/day dose group, as compared to the 80% antithrombin activity dose group, had: a higher birthweight (1,185 grams vs. 1,005 grams); a higher standard growth percentile (19.5% vs. 12.8%); a lower frequency of various adverse events, including ventricular hemorrhage (20% vs. 60%); and a lower incidence of death (0 vs. 2). Overall, 70% of the babies born in the 3,000 IU/day dose group had, what the authors considered to be, a normal post-birth recovery, as compared to 46% in the 80% antithrombin activity dose group.

In addition, patients in the 3,000 IU/day dose group, compared to the 80% antithrombin activity dose group, showed larger improvements in recognized biochemical markers of coagulation (d-dimer) and inflammation (fibronection, c-reactive protein and neutrophil elastase). The Paternoster study authors concluded that both the 80% antithrombin activity dose and the 3,000 IU/day dose improved the coagulation profile of preeclampsia, while the 3,000 IU/day dose also improved the inflammatory state. We believe this statistically significant dose response-related prolongation of pregnancy (albeit in a limited patient population) and observed multiple mechanisms of therapeutic action support our development of ATryn to manage preeclampsia.

Maki trial

A large, multicenter, randomized, placebo controlled 133 patient study in Japan, referred to as the Maki trial, studied human plasma-derived antithrombin in patients with preeclampsia in weeks 24 to 35 of pregnancy. The Maki study was conducted by the joint collaboration of Masahiro Maki and colleagues at Akita University School of Medicine, Hamamatsu University School of Medicine, Miyazaki Medical College, Nihon University School of Medicine, Tokyo Women’s Medical University, and Kochi Medical School with support from Aventis Pharma Ltd. (Tokyo, Japan), WelFide Corporation (Osaka, Japan) and Aventis Behring GmbH (Marburg, Hessen, Germany). The primary purpose of the study was to characterize and assess effects of antithrombin on a number of clinical outcomes in pregnant women who were undergoing expectant management for preeclampsia, including, among other things, improvements in certain metrics, including change in gestosis index and the biophysical profile score, increase in fetal weight, extended duration of pregnancy, increase in gestational age at delivery, reduction of biochemical markers of coagulation abnormalities, incidence of stillbirth and neonatal death as a result of preeclampsia and maternal death from any cause. Delivery criteria for both the antithrombin and placebo groups were based upon standard maternal and fetal criteria for progressive preeclampsia and fetal distress, consistent with current expectant management guidelines. The results of the Maki trial were published in the Journal of Thrombosis and Haemostasis in 2000.

In the Maki trial, 66 patients received 3,000 IU/day of antithrombin and 67 patients received intravenous placebo daily for seven days (or until earlier delivery). During and following this dosing regimen, each treatment group was expectantly managed until delivery.

The Maki trial demonstrated a prolongation of pregnancy of approximately one week with antithrombin treatment as compared to placebo (16.8 days vs. 10.2 days, p=0.007). We consider a p-value below 0.05 to be statistically significant. The mean duration of pregnancy before treatment was week 32 in both groups. The antithrombin group delivered at approximately week 34 of pregnancy and the placebo group delivered at approximately week 33 of pregnancy.

Prolongation of pregnancy (Maki)

In addition to this observed prolongation of pregnancy, the frequency of very low birthweight (<1,500 grams) in the group treated with antithrombin was demonstrably lower than the placebo group (40.9% vs. 59.7%, p=0.011). We consider p-values below 0.05 to be statistically significant.

Similar to the Paternoster study, we believe the Maki trial also demonstrated that antithrombin activity at significantly higher than normal physiologic levels did not have adverse effects on either the mother or newborn. Based upon our pharmacokinetic modeling of data published from the Maki trial, we estimate that antithrombin activity in mothers treated with antithrombin increased on average from approximately 70% to 119% of normal physiologic levels, with occasional levels estimated to have reached 200% of normal physiologic levels. None of these levels caused any reports of antithrombin-related adverse events.

ATryn clinical development plan

In mid-2014, we expect to commence enrollment of our PRESERVE-1 trial, a randomized, double-blind, placebo-controlled, multicenter pivotal Phase III clinical trial in North America of ATryn to manage PE (weeks 24-28). We are in the process of selecting North American clinical trial sites for PRESERVE-1, for which we will enroll at least 120 pregnant women with preeclampsia in weeks 24 to 28 of pregnancy as we believe this is the population that may benefit the most from prolongation of pregnancy. We expect to receive top-line results from the study as early as the first half of 2016.

The primary objectives of the study are to assess safety, efficacy and pharmacokinetics of ATryn in patients with PE (weeks 24-28). Mothers who are expectantly managed with the goal of prolonging pregnancy as long as possible will be eligible for the study. Mothers who require delivery in the first 24 to 48 hours of hospitalization, which based upon our discussions with experts we believe will be approximately 35% of patients with PE (weeks 24-28), will not be eligible for enrollment.

In PRESERVE-1, 60 patients will be randomized to the ATryn group and 60 patients will be randomized to the saline placebo group. Patients in the ATryn group will receive 14,000 IU/day of ATryn, which was derived by pharmacokinetic modeling to provide an equivalent antithrombin exposure to that achieved in the Maki trial, when taking into account the shorter half-life of recombinant antithrombin. We believe that our prior clinical studies of ATryn in pregnant HD AT patients provide support (from a safety perspective) for dosing at these levels since they collectively used a mean daily dose of 17,311 IU/day. Additionally, ATryn has been used since FDA approval in 2009 by pregnant women with HD AT with no reported product-related safety issues or evidence of immunogenicity for ATryn.

The trial participants will continue on ATryn until maternal and/or fetal indications dictate that expectant management be stopped and the baby delivered or until week 34 of pregnancy, whichever is earlier. The decision to deliver the baby will be based on the criteria and guidelines of expectant management established by the Society for Maternal-Fetal Medicine. The last post-treatment assessment of the mother will be performed approximately five weeks after the last dose, and information on the newborns will be collected until they reach a post-menstrual age of 36 weeks, or 28 days after delivery, whichever comes later.

The primary endpoint in PRESERVE-1 is prolongation of pregnancy in mothers being managed expectantly. Based upon data published in the American Journal of Obstetrics & Gynecology in June 2007, we expect that pregnancy will be prolonged by seven days in the placebo group receiving the current expectant management standard of care. We have designed PRESERVE-1 to detect a statistically significant prolongation of pregnancy of five additional days beyond the placebo group. We believe the prolongation of pregnancy in the treatment group could be even greater as patients in PRESERVE-1 will receive continuous therapy until delivery or week 34 of pregnancy as compared to the seven days of treatment received by patients in the Maki trial. The secondary endpoint is an improvement in adverse neonatal outcomes as measured by a composite endpoint that includes fetal and neonatal death, bronchopulmonary dysplasia, necrotizing enterocolitis, periventricular leukomalacia, intraventricular hemorrhage, retinopathy of prematurity, and sepsis.

The PRESERVE-1 trial design also incorporates a sample size re-estimation, or adaptive design, which provides the option to increase the sample size up to a maximum of 200 patients under certain conditions. The purpose of this adaptive design is to improve the statistical power of the secondary endpoint (the neonatal adverse outcome composite), if necessary, to increase the likelihood of obtaining statistical significance on the secondary endpoint by the end of the study. This sample size re-estimation will be overseen by an independent data monitoring committee, or DMC, after the secondary endpoint has been determined for 75% of subjects. Based on the results of the sample size re-estimation, the DMC will make a recommendation to us whether to increase the sample size. We have the final authority over this decision. If we make the decision to increase this sample size, we expect results from PRESERVE-1 to be available by the end of 2016.

If we achieve sufficiently robust outcomes for the prolongation of pregnancy and, improvement in neonatal outcomes as well as a satisfactory maternal and newborn safety profile in PRESERVE-1, we plan to submit the results of this single pivotal trial in a supplement to ATryn’s BLA seeking an expansion of ATryn’s approved indication to include management of PE (weeks 24-28). If PRESERVE-1 demonstrates prolongation of pregnancy and, consequently, decreased infant morbidity and mortality in a sufficiently robust fashion, we plan to submit a supplement to ATryn’s Biologics License Application, or BLA, seeking approval of ATryn to manage PE (weeks 24-28). The FDA has indicated in our preliminary discussions that a single pivotal trial may be adequate for approval if the strength of evidence is sufficiently robust. Accordingly, before we file the BLA supplement, we will consider the totality of evidence from the PRESERVE-1 trial including the primary and secondary endpoints, exploratory clinical outcomes, biomarkers and the safety profile to determine the likelihood of FDA approval. trend on the second endpoint, the exploratory clinical outcomes, the biomarkers and the safety profile to determine the likelihood of FDA approval.

Prevalence

Preeclampsia develops after week 20 of pregnancy in approximately 5% to 8% of pregnant women. Approximately 0.13% of pregnancies, or approximately 5,000 pregnancies, in the United States are complicated by PE (weeks 24-28) each year.

Patent and regulatory exclusivities

ATryn for the management of PE (weeks 24-28) will benefit from a patent portfolio that covers ATryn broadly. ATryn and methods for its production as well as methods for its use are protected by four patents of the same family that are scheduled to expire between 2015 and 2018. We have filed one additional patent application related to ATryn for the management of preeclampsia that, if granted, would be expected to expire in 2033.

As part of the IND application we submitted in February 2014, we sought Breakthrough Therapy designation for ATryn for the management of preeclampsia, but the FDA did not grant the designation. We also plan to seek orphan drug designation of ATryn for management of PE (weeks 24-28). If we obtain orphan drug designation, then we would be entitled to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and FDA user-fee waivers and if we receive the first FDA approval for this indication, the product may be entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same biologic for this indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over ATryn, or we are unable to meet market demand.

ATryn as a potential treatment to manage preeclampsia in weeks 29 to 33 of pregnancy

If results from our PRESERVE-1 trial are favorable, we expect to submit an amendment to our IND to begin study of ATryn in PE (weeks 29-33). We plan to include in our study many of the same sites who are participating in PRESERVE-1. Approximately 0.27% of pregnancies, or approximately 11,000 pregnancies, in the United States will be complicated by PE (weeks 29-33) each year.

ATryn as a potential treatment for other indications

Antithrombin acts as an anticoagulant by regulating various enzymes in the coagulation system including Factor X, Factor IX, Factor XI, Factor XII, Factor II and Factor VII and also kallikrein and plasmin. Appropriate concentrations of antithrombin are necessary when increased anticoagulant activity with heparin administration is desired, such as during a cardiopulmonary bypass or ECMO.

We plan to develop ATryn as a therapy for other acquired antithrombin deficiencies associated with emergency or life-threatening situations starting first with a few conditions that are identified to involve inflammation and/or thrombosis. Antithrombin is used by surgeons during cardiac bypass for patients with heparin resistance who exhibit insufficient antithrombin activity. Antithrombin is also commonly used by physicians to manage undesired blood clotting during ECMO as newborns and young children have reduced levels of antithrombin. We believe that ATryn’s anti-inflammatory and anticoagulant properties will also enable it to address other conditions such as acute lymphoblastic leukemia, burns, trauma, DIC, sepsis, peritonitis, smoke inhalation and transplant rejection.

Additional products

rhAAT as a potential treatment for hereditary emphysema

We are in preclinical development of a recombinant human alpha-1 antitrypsin for the treatment of hereditary emphysema under a license agreement with LFB USA. Emphysema is a disease where the air sacs, or alveoli, in the lungs cannot deflate normally and are unable to fill with fresh air to ensure adequate oxygen supply to the body. Individuals with alpha-1 antitrypsin, or AAT, deficiency are particularly susceptible to developing a severe form of emphysema, referred to as hereditary emphysema. It has been estimated that there are 70,000 to 100,000 individuals affected in the United States with comparable numbers in Europe. It is estimated that 3.4 million individuals have homozygous phenotypes and are at risk of developing hereditary emphysema. The current management of patients with hereditary emphysema involves corticosteroids and aggressive antibiotic treatments, oxygen, pulmonary rehabilitation programs, lung volume reduction surgery or lung transplantation. Patients with AAT deficiency also receive replacement therapy with human plasma-derived alpha-1 antitrypsin, or pAAT, but the weekly intravenous infusions of pAAT are lengthy and inconvenient. We have developed a highly purified recombinant human alpha-1 antitrypsin, or rhAAT, and conducted nebulization studies demonstrating that our rhAAT can be effectively delivered as an inhalant without damaging the protein structure and activity. We have also completed animal studies showing that our rhAAT is retained in the lung at equivalent levels to treatment with pAAT infusions. We plan to initiate clinical studies in the United States for our rhAAT within the next four years.

Wilfactin as a potential treatment for von Willebrand disease

We have a right of first negotiation, which we may trigger at any time, with LFB to market Wilfactin for the treatment of von Willebrand disease, or vWD, in the United States. vWD is a rare inherited bleeding disorder caused by a defect or deficiency of a blood clotting protein called von Willebrand Factor, or vWF, with a prevalence of approximately 1-2% according to population studies, but clinically relevant cases have a 10-fold lower prevalence. Wilfactin is a single concentrate product made of purified human plasma-derived vWF that does not contain pharmacologically active amounts of Factor VIII so it may be administered as needed while reducing the risk of potentially life-threatening thromboembolic events that have been associated with commercially available dual-concentrate products. Wilfactin has been marketed in Europe since 2003. Since 2012, LFB has been communicating with the FDA’s Center for Biologics Evaluation and Research, or CBER, regarding the approvability of Wilfactin in the United States for the treatment for spontaneous and trauma induced bleeding episodes, prevention of bleeding during and after surgical procedures and for routine prophylaxis to reduce the frequency of bleeding episodes in patients with vWD. Our next step is to request a pre-BLA meeting with the FDA, which is anticipated to occur in 2015. In addition to interactions with CBER, LFB also submitted an application for orphan drug designation of Wilfactin in the United States. That application is currently under review by the FDA’s Office of Orphan Products Development. A response to that application is expected in mid-2014. If so designated, LFB would be entitled to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and FDA user-fee waivers and if LFB receives the first FDA approval for this indication, the product may be entitled to orphan drug exclusivity.

Clottafact as a potential treatment for fibrinogen deficiency

We have a right of first negotiation, which we may trigger at any time, with LFB to market Clottafact in the United States to treat fibrinogen deficiency. Clottafact is a pure human plasma-derived Factor I concentrate with no added albumin that can be useful in emergency situations as it can be reconstituted more quickly and easily and infused into patients faster than other human fibrinogen concentrates available in the United States. Fibrinogen deficiency (also known as Factor I deficiency) is a rare bleeding disorder caused by absent, reduced or defective Factor I blood clotting protein. Afibrinogenemia, the condition where the Factor I is completely absent, is estimated to afflict one in one million, or 300 patients in the United States. Hypofibrinogenemia, the condition where the patient has reduced levels of Factor I, and dysfibrinogenemia, the condition where the patient’s Factor I is defective, are much more prevalent. LFB is actively planning to request a pre-IND meeting with the FDA in early 2015 to discuss plans related to the development program for Clottafact, which has been marketed in Europe since 2009.

Sales, marketing and distribution

ATryn for the HD AT indication

We have established a commercial organization, including a small sales force to support ATryn directly in the United States. We estimate that the antithrombin market in the United States in 2013 totaled approximately $50.0 million and that revenue of ATryn represented approximately 15% of the market during such period. We expect our share of the antithrombin-prescribing hospitals that have ATryn on their formulary’s list of medications to increase in the near future.

Following this initial public offering, we plan to increase the size of our sales efforts to more effectively reach our target audience in the United States. Our ATryn customers include a limited number of major authorized distributors that sell directly to hospitals throughout the United States. Although we call on hospitals to generate demand for our products, we use third-party distributors and do not sell directly to hospitals.

Our commercial strategy for ATryn prioritizes:

•	educating the marketplace by raising awareness of HD AT and its prevalence;

•	facilitating diagnosis and treatment; and

•	positioning recombinant human antithrombin as the product of choice.

Our alignment of resources against these critical initiatives allows us to efficiently address this rare disease market and this market opportunity. We have an experienced specialty sales team with a record of success in products within the hospital setting so that we can focus on execution and consultative selling.

ATryn as a potential treatment to manage PE (weeks 24-28), if approved

PE (weeks 24-28) represents a significant opportunity in the marketplace, and ATryn may fulfill a critical need in treatment for this disease state. PE (weeks 24-28) complicates approximately 0.13% of pregnancies in the United States. These patients are typically cared for at academic medical centers with sophisticated neonatal intensive care units. We believe we can leverage our existing commercial infrastructure and, subject to FDA approval of ATryn to manage PE (weeks 24-28), expand our sales force to approximately 40 to 60 sales representatives to target physicians at these academic medical centers.

Our focus in 2014 and during the timeframe of the pivotal Phase III trial will be to:

•	drive awareness of PRESERVE-1 trial and the need for additional treatment options for PE (weeks 24-28);

•	build the value proposition for ATryn as the standard of care for PE (weeks 24-28), if ATryn is approved for this indication;

•	mobilize professional associations and advocacy groups; and

•	expand our commercial infrastructure to maximize launch plans.

Manufacturing and supply

On March 31, 2014, we divested all assets and liabilities other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States and rhAAT worldwide to LFB USA. As a result, we no longer own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our products and product candidates that we may develop.

ATryn production

LFB USA is responsible for the supply of ATryn and for the supervision of third-parties and vendors involved in its manufacturing. ATryn is manufactured in the milk of USDA-certified pathogen-free transgenic goats using LFB USA’s proprietary production platform, an integrated process using recombinant DNA technology for the creation, optimization and commercial production of protein therapeutics, which has been approved and validated by both the FDA and the EMA. LFB USA’s animal operations are accredited by the Association for the Assessment and Accreditation of Laboratory Animal Care International, or AAALAC, and registered with the U.S. Department of Agriculture, or USDA, and the Office of Laboratory Animal Welfare of the National Institutes of Health, or OLAW.

Transgenic goats producing human antithrombin in their milk are held at the LFB USA facilities in Charlton and Spencer, Massachusetts. For commercial production, frozen transgenic milk has been transported to a third-party contractor for processing. We are in the process of seeking approval from the FDA to utilize a new third-party contractor for this portion of the manufacturing process. If this facility is approved, the frozen transgenic milk will be transported to Therapure Biopharma, Inc., Mississauga, Ontario, where, using a combination of filtration and chromatographic steps, the recombinant human antithrombin will be purified from the milk. The purified protein will then be shipped to the MedImmune manufacturing facility in Nijmegen Netherlands, for finishing, packaging, vialing and labeling. The finished product is then sent directly to our third-party distributors.

The LFB USA platform also provides greater consistency in the protein product than other existing recombinant production technologies. Since each animal duplicates the production characteristics of the parent, the variation in protein structure is limited. Additionally, the LFB USA platform offers the ability to match production capacity to market demand as the incremental investment to breed additional animals and collect and purify the related proteins is relatively small. One ATryn transgenic goat can produce as much human antithrombin in a year as can be derived from 90,000 blood donations. In contrast, increasing the production capacity of traditional cell culture and bacteria production networks requires construction or acquisition of additional bioreactor space at unit costs similar to the original capital investment and a typical construction timeframe of three to five years. At the very least the scale-up of such cell culture systems requires a revalidation of the new system that is expensive and time-consuming and sometimes products are sufficiently different that additional clinical trials are required to demonstrate bioequivalence. The LFB USA system requires little or no increase in marginal cost and avoids the need for follow on bioequivalence or other clinical trials.

Plasma fractionation

LFB, the parent company of our sole stockholder, will be responsible for the supply of Wilfactin and Clottafact, if approved by the FDA. These human plasma-derived products are protein concentrates obtained by fractionation of blood plasma followed by a proprietary purification process. LFB is a French biopharmaceutical group that develops, makes and sells human plasma-derived medicinal products indicated for serious and often rare pathologies, in some major therapeutic fields namely immunology, intensive care and hemostasis. It is also the fifth largest company in the world in the field of human plasma-derived medical products.

rEVO restructuring

On March 31, 2014, we divested to LFB USA all assets and liabilities other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States for net cash proceeds of $17.5 million, which we refer to herein as the Divestment. In connection with the Divestment, we declared and paid a one-time cash dividend of $13.1 million to our sole stockholder LFB Biotech. The proceeds received by us from LFB USA in connection with the Divestment were funded by our common parent, LFB Biotech. We retain, among other things, our clinical trial agreements, our distribution and sales agreements, all regulatory filings for ATryn and the right to develop and commercialize ATryn in the United States. Following the Divestment, LFB USA is providing us with general and administrative and research and development and regulatory services through services agreements. Our business operations and our retained employees continue to be located at our Framingham, Massachusetts office space, which we share with LFB USA under a use and occupancy agreement, following the transfer of our lease to LFB USA.

In connection with the Divestment, we also entered into a number of agreements with LFB USA and LFB regarding the development and commercialization of ATryn and rhAAT and the supply of these biologic products and product candidates. Specifically, LFB USA supplies ATryn to us for development and commercialization in the United States and licenses to us rights to develop and commercialize rhAAT worldwide. We also have a right of first negotiation to develop and commercialize ATryn in certain countries outside the United States. LFB has agreed to purchase from us upon achievement of certain milestones the exclusive right to use clinical and regulatory data relating to ATryn for their regulatory submissions outside the United States. We coordinate with LFB and LFB USA regarding clinical development efforts and the maintenance of our respective intellectual property portfolios. We also have rights of first negotiation for Wilfactin and Clottafact for distribution in the United States. We have granted LFB an option to license rights to commercialize rhAAT in France.

The principal agreements relating to the Divestment and which are material to us following the Divestment are filed as exhibits to the registration statement to which this prospectus forms a part, and the summaries of the material terms of the agreements are summarized below and elsewhere in this prospectus including “—Facilities” and “Certain Relationships and Related Transactions—Agreements with LFB and LFB USA.” These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this prospectus.

Supply agreement

On March 31, 2014, we entered into a supply agreement under which LFB USA supplies us with ATryn for development and commercialization in the United States, and any other regions, countries or territories for which we may obtain rights to commercialize ATryn, for a period of 20 years unless sooner terminated by LFB USA following our uncured breach or insolvency or by us following a material breach or insolvency or by mutual consent. LFB USA supplies us ATryn at cost plus a markup which percentage is in the mid-double digit range. However, if LFB USA subcontracts the downstream manufacturing or fill and finish processes, the markup associated with this agreement is reduced for the costs related to the subcontracted activities.

Pursuant to the supply agreement, we are required to procure all ATryn required for our clinical and commercial activities exclusively from LFB USA until the seventh anniversary of the FDA approval of ATryn for the management of preeclampsia, if we receive any such approval. There are no minimum purchase obligations under this grant. For the five years following such seventh anniversary date, we are permitted to obtain up to 50% of our requirements of ATryn from a third-party manufacturer provided that such manufacturer exclusively uses LFB USA’s clarified goat milk containing ATryn protein, or clarified milk product. However, if any of the following three circumstances occurs, we are entitled to purchase up to all of our requirements for ATryn (including clarified milk) from other parties without any limitations until LFB USA demonstrates to our reasonable satisfaction its ability to supply all of our requirements pursuant to the terms in the agreement and the associated quality agreement:

•	LFB USA notifies us that it is reasonably likely that it cannot provide us with the supply amounts forecasted and does not notify us otherwise within 90 days of the initial notice;

•	LFB USA fails to provide us with ATryn in accordance with the requirements of the supply agreement and the associated quality agreement and fails to cure such failure within 90 days; or

•	LFB USA fails to maintain all required regulatory approval for performance of its manufacturing services and fails to cure within 90 days.

Additionally, in the event of the above circumstances or if we are interested in setting up a third-party manufacturer following the fifth anniversary of the FDA approval of ATryn for the management of preeclampsia, LFB USA agrees to license to us and our designated manufacturer any rights necessary, and undertake a technology transfer to enable such manufacturer, to perform the downstream manufacturing and fill and finish processes. Moreover, if LFB USA is unable to manufacture clarified milk product or if we terminate the agreement for material breach, LFB USA further agrees to license to rEVO and its designated manufacturer any rights necessary, undertake a technology transfer to enable such manufacturer, to perform the upstream process as well, in addition to the downstream manufacturing and fill and finish processes.

Under the terms of the supply agreement, LFB USA and its affiliates, subcontractors, or agents are responsible for compliance with regulatory approvals, including any license, registration or authorization required for the manufacture and use under all applicable laws. LFB is not permitted to take any action that requires regulatory approval or amendment of the ATryn BLA without our prior consent.

We and LFB USA have each agreed to indemnify the other party for all liabilities and damages arising from third party claims as a result of any breach of covenants or warranties, other than those resulting from the other party’s negligence, gross negligence, fault or intentional misconduct, provided that LFB USA’s indemnification (except in the case of personal injury or death) is limited to the total amount payable for ATryn product requested in the binding forecasts in the calendar year prior to the date of the event giving rise to the loss or damages. The agreement is not assignable without written consent except in connection with a merger, consolidation or sale of substantially all assets.

Exclusive license agreement

On March 31, 2014, we entered into an exclusive license agreement where LFB USA granted us an exclusive, worldwide license (or sub-license with respect to third-party in-licensed intellectual property) to develop and commercialize rhAAT worldwide under any intellectual property owned by or licensed to LFB USA. We have the right to grant sublicenses outright to third parties. In consideration for the licenses and other rights granted to us, we are obligated to pay LFB USA a percentage of net sales on a product-by-product and country-by-country basis. Additionally, we are required to procure all rhAAT required for our clinical and commercial activities exclusively from LFB USA until the seventh anniversary of the FDA approval of rhAAT, if we receive any such approval. LFB USA supplies us rhAAT at cost plus a markup which percentage is in the low double digit range. However, if LFB USA subcontracts the downstream manufacturing or fill and finish processes, the markup will be reduced for the costs related to the subcontracted activities.

The royalties on the net sales that may be payable to LFB USA are in the low single digit range. We are also required to reimburse LFB USA for any royalties due to Tufts based on net sales, whether direct or indirect, of rhAAT in the United States. The royalties for Tufts are under 1% with such indirect amounts capped at a high single digit percentage of the distributor fees.

We are required to use all commercially reasonable efforts to develop licensed products and are subject to specific development milestones. If we are unable to meet these milestones, the exclusive license agreement will be automatically terminated. Either party may also unilaterally terminate the license agreement at any time with prior notice or following uncured breach or insolvency. Absent early termination, the agreement will automatically terminate upon the expiration of all issued patents and filed patent applications within the patent rights covered by the agreement or at the end of the royalty term, whichever is later. The longest lived patent rights licensed to us under the agreement are currently expected to expire in 2032.

We and LFB USA have each agreed to indemnify the other party for all liabilities and damages arising from third party claims as a result of any breach of covenants or warranties, other than those resulting from the other party’s gross negligence or willful misconduct. The agreement is not assignable without written consent.

ROFN agreement

On March 31, 2014, we entered into a right of first negotiation agreement under which LFB granted us rights of first negotiation to market Wilfactin and Clottafact in the United States. Pursuant to this agreement, prior to granting a third party a right to commercialize either Wilfactin or Clottafact in the United States, LFB must first notify us of such opportunity. If we elect to exercise our right of first negotiation, the parties will negotiate in good faith the terms of a distribution agreement for such product. This agreement is effective for 25 years unless sooner terminated by mutual consent or following insolvency or material or uncured breach. This agreement is not assignable without the prior written consent of the other party.

ATryn agreement

On March 31, 2014, under the ATryn agreement, LFB purchased the exclusive right to use in all territories outside the United States all preclinical, clinical and regulatory data generated by or on behalf of us in connection with our development of ATryn for the proposed preeclampsia indications for a deferred purchase price of $10.0 million, to be paid in five installments upon the achievement of certain milestones, which we expect to achieve prior to launch. Additionally, each party has the option to obtain an exclusive right to obtain all preclinical, clinical and regulatory data generated by other party for indications other than HD AT and preeclampsia.

Under the same agreement, LFB also grants us the right of first negotiation to obtain an exclusive license to develop and commercialize ATryn in any country outside the United States other than France and other countries where LFB has already granted to a third party a license to develop and commercialize ATryn. Prior to granting a third party a right to develop and commercialize ATryn in a particular country, LFB must first notify us of such opportunity. If we to elect to exercise our right of first negotiation, whereupon the parties will negotiate in good faith the terms of a license or distribution agreement for such product. This agreement is effective for 25 years unless sooner terminated by mutual consent or following uncured breach or insolvency. This agreement is not assignable without the prior written consent of the other party.

Payment reimbursement agreement

In connection with the Divestment, we entered into a payment reimbursement agreement with LFB USA, under which we are required to reimburse LFB USA for any royalties due to Genzyme and Tufts based on net sales of ATryn in the United States and to Tufts based on net sales of rhAAT in the United States. The royalties for Genzyme are in the mid-single digit percentage range with such amount capped mid double-digit millions. The royalties for Tufts are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

Intellectual property

We currently hold four issued U.S. patents and two pending U.S. patent applications covering recombinant antithrombin, methods for its use and methods for its production. Our U.S. patents generally expire between 2015 and 2018. Patents that grant from our pending U.S. patent applications would be expected to expire in 2033.

U.S. Patent No. 6,441,145, entitled “Transgenically Produced Antithrombin III,” contains claims covering ATryn and methods for its production. We sought, and were recently granted, Hatch-Waxman patent term extension under 35 U.S.C. § 156 for U.S. Patent No. 6,441,145, extending its patent term from February 21, 2015 to August 14, 2018. U.S. Patent No. 5,843,705, entitled “Transgenically Produced Antithrombin III,” also contains claims covering ATryn and methods for its production. This patent will expire on December 1, 2015.

U.S. Patent No. 7,019,193, entitled “Treatments using Transgenic Goat Produced Antithrombin III,” and U.S. Patent No. 7,928,064, entitled “Transgenically Produced Antithrombin III,” contain claims covering methods of treating a subject having an antithrombin III (ATIII) deficiency or inflammation by administering antithrombin III (ATIII) to the subject. These patents will expire on February 21, 2015.

U.S. Patent Application No. 14/239,869, entitled “The Use of Antithrombin in the Treatment of Pre-eclampsia,” contains claims covering methods of treating pre-eclampsia or severe pre-eclampsia in a subject by administering antithrombin to the subject. A patent that grants from this application would be expected to expire in 2033.

U.S. Patent Application No. 14/239,943, entitled “The Use of Antithrombin in Extracorporeal Membrane Oxygenation,” contains claims covering methods of suppressing blood clotting and/or preventing hemorrhage in a subject having extracorporeal membrane oxygenation by administering antithrombin to the subject. A patent that grants from this application would be expected to expire in 2033.

We also have an exclusive license from LFB USA, Inc. to a patent family entitled “Recombinant Human Alpha-1 Antitrypsin for the Treatment of Inflammatory Disorders.” This patent family currently includes a PCT application (Application No. PCT/US2012/070638), a pending Australian application (Application No. 2012323992) and a pending U.S. application (Application No. 14/342,170). These applications contain claims covering compositions comprising recombinant alpha-1 antitrypsin (AAT) and methods for administering such compositions to subjects in need thereof. A patent that grants from the U.S. Patent Application No. 14/342,170 would be expected to expire in 2032.

We also rely upon certain proprietary trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. In an effort to maintain the confidentiality and ownership of trade secrets and proprietary information, we generally require employees, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us.

We will seek to vigorously and extensively protect the proprietary technology that is important to our business, including pursuing patents that cover our products and product candidates and compositions, their methods of use, as well as any other relevant inventions and improvements that are commercially important to the development of our business.

We also rely on trade secrets and other know-how that may be important to the development of our business. We have the IP rights that are necessary to develop and commercialize our product and product candidates.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies and specialty pharmaceutical companies, academic institutions, government agencies, and research institutions. The market for biologics is becoming increasingly competitive. However, our products are focused, at least initially, on specific orphan markets characterized by high-unmet medical need. Key competitive factors affecting the commercial success of ATryn and our other product candidates are likely to be efficacy, safety and tolerability profile, reliability and durability of response, convenience of dosing, and price and reimbursement.

Thrombate III, which is marketed by Grifols S.A., or Grifols, is the only other commercially available antithrombin approved for sale in the United States. Antithrombin products from European-sourced human plasma are not approved for sale in the United States. As part of the orphan drug designation of ATryn, we have been granted U.S. market exclusivity for seven years from February 2009 for the HD AT indication. The orphan drug exclusivity for the HD AT indication will expire in February 2016. In addition, we believe that ATryn is eligible for twelve years of data exclusivity in the United States pursuant to the BPCIA. As such, we believe that the FDA will be prohibited from approving an application for a biosimilar referencing the BLA for ATryn in the HD AT indication during the twelve years following the February 2009 approval date.

Grifols is also our main competitor with respect to alpha-1 antitrypsin. In 2010, Talecris, which has since been acquired by Grifols, disclosed that sales of its Prolastin product were $351.5 million. We estimate that pAAT products in total currently generate worldwide annual sales in excess of $400.0 million. Our other competitors include Baxter International, which sells Aralast NP and Glassia, and CSL Behring, which sells Zemaira. Kamada is also currently conducting a Phase III study of aerosolized pAAT, assessing the safety and efficacy of nebulized AAT in the prevention of pulmonary function decline in patients with AAT deficiency.

We may have other potential competitors of which we are unaware.

Regulatory matters

Government authorities in the United States (including federal, state, and local authorities) extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing, and export and import of pharmaceutical products, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations require the expenditure of substantial time and financial resources.

U.S. government regulation

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and the Public Health Service Act, or PHSA, and its implementing regulations. FDA approval is required before any new unapproved biologic, including a new use of a previously approved biologic, can be marketed in the United States. Biologics are also subject to other federal, state, and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, during the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us. Additionally, the manufacturing of our products and our manufacturers are subject to laws and regulations of the USDA and the Environmental Protection Agency.

Government regulation may delay or prevent marketing of product candidates and subject us to costly ongoing regulatory review for any products for which we obtain approval. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that the FDA or any other regulatory agency will grant approvals for ATryn to manage PE (weeks 24-28) or any other proposed indication, or any future product candidates we may seek to develop, on a timely basis, if at all. The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of a BLA, BLA supplement or any future product candidates or new disease indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative, judicial, or administrative action, either in the United States or abroad.

Marketing approval

The process required by the FDA before products may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical studies may begin and must be updated annually;

•	approval by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical study may be initiated;

•	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the product candidate for each proposed indication;

•	preparation of and submission to the FDA of a BLA or a Supplement to an approved BLA after completion of all pivotal clinical studies;

•	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA or BLA Supplement to file the application for review;

•	potential FDA audit of the nonclinical study sites and clinical trial sites that generated the data in support of the BLA;

•	satisfactory completion of FDA pre-approval inspections of manufacturing facilities where the biological product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practice, or GTP, requirements for the use of human cellular and tissue products; and

•	FDA review and approval of a BLA prior to any commercial marketing or sale of the biologics in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

U.S. biological products development process

Before testing any biological product candidate in humans, the product candidate enters the nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the nonclinical tests must comply with federal regulations, including GLP requirements.

Prior to commencing the first clinical trial, the clinical trial sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an initial IND application. Some nonclinical testing may continue even after the IND application is submitted.

An IND is a request for authorization from the FDA to administer an investigational new biological product candidate to humans. The central focus of an IND submission is on the general investigational plan and the protocols for human studies. The IND also includes results of animal and in vitro studies assessing the pharmacology and toxicology profiles of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical studies. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical studies can begin.

Further, an IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site. An IRB is charged with protecting the welfare and rights of study subjects and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA may impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND application will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that will result in the suspension or termination of such trials.

Clinical studies

Clinical studies involve the administration of the investigational biological product to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices, or GCP, which are ethical and scientific quality standards and FDA requirements for conducting, recording and reporting clinical trials to assure the rights, safety and well-being of trial participants are protected. GCP include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

The clinical investigation of a drug or biologic is generally divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

•	Phase I. The biological product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

•	Phase II. The biological product is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

•	Phase III. The biological product is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational new biological product, and to provide an adequate basis for product approval. The FDA typically requires at least two Phase III studies to support approval, but in some cases may approve an application on the basis of one study.

Post-approval clinical trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing. In some cases, the FDA may condition approval of a BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. For example, our approved BLA for ATryn in the HD AT indication was conditioned on our completion of a Phase IV study to evaluate immunogenicity in patients with repeat exposure to ATryn. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the biological product. All of these trials must be conducted in accordance with GCP requirements in order for the data to be considered reliable for regulatory purposes.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events; any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

Some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study. Regulatory authorities, a data safety monitoring board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients. We may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate. Our ongoing and planned clinical trials for our product candidates may not begin or be completed on schedule, if at all. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all, clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a trial;

•	reaching agreement with third-party clinical trial sites and their subsequent performance in conducting accurate and reliable trials on a timely basis;

•	obtaining IRB approval to conduct a trial at a prospective site;

•	recruiting patients to participate in a trial; and

•	supply of the biological product.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with the use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

The clinical study process can take years to complete, and there can be no assurance that the data collected will support FDA approval.

Submission of a BLA to the FDA

In order to obtain approval to market a biological product in the United States, a BLA must be submitted to the FDA that provides data establishing to the FDA’s satisfaction the safety and effectiveness of the investigational biological product for the proposed indication. The application includes all data available from nonclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s manufacture and composition, and proposed labeling, among other things. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. Under the Prescription Drug User Fee Act, or PDUFA, as amended, the submission of most BLAs is subject to an application user fee, and the sponsor of an approved BLA is also subject to annual product and establishment user fees. For fiscal year 2014, the application user fee for most BLAs exceeds $2.1 million, and the product and establishment user fees are set at $0.1 million per product and $0.6 million per establishment. Applications for orphan drug products are exempted from the BLA user fees unless the application includes an indication for other than a rare disease or condition, and may also be exempted from product and establishment user fees.

A BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational new biological product to the satisfaction of the FDA.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to an initial filing review before the FDA accepts it for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency, and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it typically follows the committee’s recommendations and considers such recommendations carefully when making decisions.

Once a BLA has been accepted for filing, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal data may be extended by three months if the FDA requests or the BLA applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort. If the FDA determines the manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the BLA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The FDA’s decision on a BLA

After the FDA evaluates the BLA and conducts inspections of manufacturing facilities where the biological product will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biological product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and additional pivotal Phase III clinical studies, and/or other significant, expensive and time-consuming requirements related to clinical studies, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. The FDA could also approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical studies. Such post-market testing may include Phase IV clinical studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The testing and approval process for a biological product may take several years to complete.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. Even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval of a BLA or BLA supplement, or obtaining approval but for significantly limited use, would harm our business.

Expedited review and accelerated approval programs

A sponsor may seek approval of a product candidate under programs designed to expedite review and accelerate approval. For example, a sponsor may seek FDA designation of a product candidate as a “Fast Track” product under the Fast Track program. Specifically, new biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biological product may request that the FDA designate the biological product as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new biological product designated for priority review in an effort to facilitate the review.

Additionally, a product may be eligible for accelerated approval. Under the accelerated approval program, biological products may be approved on the basis of one or more adequate and well-controlled studies using either a surrogate endpoint that is reasonably likely to predict clinical benefit, or based on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a biological product approved under the accelerated approval program perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act of 2012 established a new category of products referred to as “Breakthrough Therapies” that may also be subject to accelerated approval. A biological product can be designated as a Breakthrough Therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a biological product be designated as a Breakthrough Therapy at any time during the clinical development of the product. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable. Fast Track designation, Priority Review, Accelerated Approval and Breakthrough Therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-approval requirements

Biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Biological product manufacturers are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their facilities with the FDA and certain state agencies.

Maintaining substantial compliance with applicable federal, state, local, and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP. We will rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of any products that we may commercialize.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs;

•	suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

Labeling, marketing and promotion

The FDA closely regulates the labeling, marketing and promotion of biological products, including direct-to-consumer advertising, promotional activities involving the internet, and industry-sponsored scientific and educational activities. Biological products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Although the FDA does not regulate a doctor’s decision to prescribe any product approved by the FDA for use outside of the product’s approved labeling, known as off-label use, the FDA restricts manufacturers from making claims or otherwise promoting such off-label uses and manufacturers are only permitted to market a biological product in accordance with the approved FDA label. In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety information and otherwise be adequately substantiated. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, injunctions and potential civil and criminal penalties.

Orphan designation and exclusivity

Under the Orphan Drug Act, the FDA may designate a biologic as an orphan drug if it is intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the biologics for this type of disease or condition will be recovered from sales in the United States.

Orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical study costs, tax advantages, and FDA user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same biologics for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity, or if the sponsor with orphan drug designation is unable to meet market demand. However, the FDA may still approve a different product for the same indication. Orphan drug designation neither shortens the development time or regulatory review time of a product nor gives the drug any advantage in the regulatory review or approval process.

Pediatric studies and exclusivity

BLAs must contain data (or a proposal for post-marketing activity) to assess the safety and effectiveness of an investigational biological product for the claimed indications in all relevant pediatric populations in order to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers if certain criteria are met. Discussions about pediatric development plans can be discussed with the FDA at any time, but usually occur any time between the end-of-Phase II meeting and submission of the BLA. The requirements for pediatric data do not apply to any biologic for an indication for which orphan designation has been granted. In certain circumstances, a sponsor may be granted pediatric exclusivity, which provides for the attachment of an additional six months of market exclusivity to the term of any existing regulatory or patent protection.

Patent term restoration

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of a BLA, plus the time between the submission date and the approval of that application provided that the sponsor acted with diligence. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, or USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical studies and other factors involved in the filing of the relevant BLA.

A patent term extension is only available when the FDA approves a biological product for the first time. However, we cannot be certain that the USPTO and the FDA will agree with our analysis or will grant a patent term extension.

Biosimilars and exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, signed into law on March 23, 2010, includes the BPCIA, which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that the product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and/or a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar or interchangeable biologic cannot be approved by the FDA until twelve years after the original branded product was approved under a BLA. The BPCIA is still being implemented by FDA and is subject to interpretation. For example, one company has filed a Citizen Petition requesting that the law not be applied to pre-enactment BLAs. In addition, there is a risk that, as proposed by President Obama, the U.S. Congress could amend the BPCIA to significantly shorten this exclusivity period. In addition, the first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has regulatory exclusivity against other interchangeable biologics seeking approval as an interchangeable biologic for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologics’ patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

Regulation of facilities and manufacturing

Our manufacturer and supplier of ATryn, LFB USA, is subject to certain registration and licensing requirements with the U.S. Department of Agriculture (USDA) for the use of research animals and the Office of Laboratory Animal Welfare (OLAW) of the National Institute of Health (NIH) as well as federal, state and local regulations applicable to biomedical research and manufacturing. The animal operations of LFB USA must also be accredited by the Association for the Assessment and Accreditation of Laboratory Animal Care International (AAALAC, Int.). In addition, LFB USA must obtain licenses from applicable federal and state drug enforcement agencies to procure and use controlled substances, including the NIH Office of Biotechnology Assessment for use of recombinant DNA material and technologies. For its manufacturing processes, LFB USA must maintain licenses for radioactive material use at its Framingham, Massachusetts facility through the Massachusetts Department of Public Health, Radiation Control Program.

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any biological products for which we obtain regulatory approval. In the United States, sales of ATryn and any other products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors, which include government healthcare programs such as Medicare and Medicaid, managed care providers, private health insurers and other organizations.

Hospitals and other healthcare provider customers that purchase ATryn generally bill various third-party payors to cover all or a portion of the costs and fees associated with ATryn, including the cost of the purchase of ATryn. ATryn is currently exclusively used by our customers in a hospital inpatient setting, where governmental payors, such as Medicare, generally reimburse hospitals a single bundled payment that is based on the patients’ diagnosis under a classification system known as the Medicare severity diagnosis-related groups, or MS-DRGs, classification for all items and services provided to the patient during a single hospitalization, regardless of whether ATryn is used during such hospitalization.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for ATryn or any other product approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain regulatory approvals. ATryn or any of our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs, including biologics. By way of example, the Affordable Care Act contains provisions that may reduce the profitability of biological products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to prescriptions of individuals enrolled in Medicaid managed care plans, and utilization of certain injectable outpatient drugs, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

The marketability of ATryn and any other products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other healthcare laws and compliance requirements

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	the federal transparency laws, including the federal Physician Payment Sunshine Act, that requires biologics manufacturers to disclose payments and other transfers of value provided to physicians and teaching hospitals, and any ownership or investment interests held by such physicians or their immediate family members;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government in addition to requiring manufacturers to report marketing expenditures and information related to payments to physicians and other health care providers; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute.

The Federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including biological products, that are false or fraudulent. Although we do not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of biologics. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and criminal liability. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the Federal False Claims Act.

We are also subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid and imprisonment, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Patient Protection and Affordable Care Act

In the United States and foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our results of operations.

Adopted in 2010, the Affordable Care Act includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the biological products industry are the following:

•	Effective in 2011, the Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription products, shared among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The Affordable Care Act imposed a requirement manufacturers of certain devices, drugs and biologics to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership or investment interests held by physicians and their immediate family members. Manufacturers were required to track this information as of August 2013 and report aggregate data from the first reporting period to the government by March 31, 2014.

•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain biological products.

•	The Affordable Care Act also included payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

•	The Affordable Care Act created the Independent Payment Advisory Board, which beginning in 2014, has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for biological products. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Many of the details regarding the implementation of the Affordable Care Act are yet to be determined, and at this time, it remains unclear the full effect that it will have on our business. We cannot predict whether other legislative changes will be adopted, if any, in the United States or other jurisdictions, or how such changes would affect the pharmaceutical industry generally and specifically the commercialization of our products.

European Union drug review and approval

In the European Economic Area, or EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorizes marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment for AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products that are in the interest of public health in the EU. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member state, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Employees

As of the date of this prospectus, we have 15 full-time employees and one part-time employee. Eight were primarily engaged in commercial activities, four in research and development activities and four were primarily engaged in general, administrative, and commercial activities. None of our employees are subject to a collective bargaining agreement, and we believe our employee relations to be good. In addition, we have the ability to access LFB USA’s personnel resources under the terms of the general and administrative services agreement. See “—rEVO restructuring.”

Facilities

We are located at 175 Crossing Boulevard, 4th Floor, Framingham, Massachusetts 01702, where we occupy 8,331 square feet of office space from LFB USA. The term of our use and occupancy agreement expires in September 2015, subject to the term of the lease between LFB USA and its landlord, and our monthly rent is approximately $5,000. We are currently in the initial stages of assessing and identifying additional space requirements and opportunities within the 175 Crossing Boulevard location, as well as in the surrounding area, for accommodating continued growth to ensure adequate facilities and space are available as we grow.

Legal proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

In addition, we are co-defendants, along with LFB and LFB Biotech, of a contractual dispute in France initiated by BioProtein Technologies, S.A. in 2008 regarding a prior development agreement between LFB and the plaintiff. The complaint seeks €325.0 million in damages based on allegations that the plaintiff holds rights to 6% royalties on sales of recombinant Factor VIIa, a product candidate currently in clinical development by LFB USA. In a ruling dated November 8, 2011, the First Instance Court of Paris dismissed the case, and the claimant was required to pay LFB and LFB Biotech €400,000 for costs and attorneys’ fees. The claimant filed an appeal against the ruling in Paris Court of Appeal in December 23, 2011. Because the claims relate to assets transferred to LFB USA in connection with the Divestment and are unrelated to ATryn, rhAAT and any other assets that remain in our company, LFB USA has assumed all liabilities with respect to the litigation under an assumption agreement executed on March 31, 2014, and LFB and LFB Biotech are filing a request with the Paris Court of Appeal to have us removed and replaced by LFB USA as a party to the litigation. Further, LFB Biotech and LFB USA have agreed to indemnify us in full for any potential damages or costs that may arise in connection with our being a party to this dispute.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of May 16, 2014:

Name	Age	Position(s)
Executive Officers:
Yann Echelard	50	President, Chief Executive Officer and Director
Marc Becker	42	Senior Vice President and Chief Financial Officer
Robert Greif	49	Vice President Commercial Operations
James Streisand	58	Vice President Clinical Development

Non-Employee Directors:
James Geraghty(1)	59	Chairman of the Board and Director
Christian Béchon(1)	54	Director
Max Berger(1)(2)	44	Director
Pamela McNamara(2)(3)	56	Director
Benjamin Méry(3)	41	Director
Gregory Perry(2)(3)	53	Director

(1)	Nominating and Corporate Governance Committee.
(2)	Compensation Committee.
(3)	Audit Committee.

Executive officers

Yann Echelard

Yann Echelard has served as our president, chief executive officer and a member of our board of directors since May 2012 and has held various positions with our Company since January 1994 when it was known as Genzyme Transgenics Corporation, including vice president of research and development and vice president of corporate and technology development. Dr. Echelard spearheaded the creation of a collaborative joint venture with LFB Biotech in 2006. This close collaboration led to the acquisition of our company by LFB Biotech in December 2010. Dr. Echelard currently serves as a director of TG Therapeutics (NASDAQ: TGTX) and as a director of GTC Biotherapeutics UK Limited, a subsidiary of LFB USA. Dr. Echelard holds a Ph.D. in microbiology and immunology from the University of Montreal and has completed post-doctoral studies at the Ludwig Institute of Cancer Research (at McGill University) in Montreal. We believe that Dr. Echelard’s detailed knowledge of our company, our business and long tenure with us and his service as our chief executive officer, qualify Dr. Echelard to serve on our board of directors.

Marc Becker

Marc Becker has served as our senior vice president and chief financial officer since June 2012. Mr. Becker joined as vice president of finance and accounting in January 2012. From 2001 to 2011, Mr. Becker worked for Genzyme Corporation (now part of Sanofi S.A.) as both European controller and finance director of United Kingdom and Ireland, before returning to the United States to serve as global vice president of finance for Genzyme’s renal business. Mr. Becker has also held various positions at KPMG LLP and BankBoston (now part of Bank of America). Mr. Becker holds a B.S. in business administration from the University of Massachusetts and an M.B.A. from Babson College and was licensed as a certified public accountant.

Robert Greif

Robert Greif has served as our vice president commercial operations since May 2011. Mr. Greif joined us from UnitedHealth Group where he served as senior vice president, global business development since

2008. Prior to 2008, Mr. Greif held various positions at Boehringer Ingelheim including as vice president of managed markets. Mr. Greif holds a B.S. in public relations from Western Kentucky University and an M.B.A. in management from the Lubin School of Business at Pace University.

James Streisand

James Streisand has served as our vice president clinical development since August 2013. From Sanofi’s acquisition of Genzyme Corporation in April 2011 to June 2013, Dr. Streisand served as vice president clinical development at Sanofi S.A. From 1998 to April 2011, Dr. Streisand served in a number of positions at Genzyme Corporation, including vice president of clinical research, senior medical director of clinical research and director of medical affairs. Dr. Streisand holds a B.S. in applied biology from the Massachusetts Institute of Technology and a M.D. from University of Buffalo, the State University of New York.

Non-Employee directors

James Geraghty

James Geraghty has served as chairman of our board of directors since April 2014. Mr. Geraghty has served as entrepreneur-in-residence at Third Rock Ventures since May 2013, and chairman of the board of directors of Idera Pharmaceuticals (NASDAQ: IDRA) since July 2013. Mr. Geraghty served as senior vice president of North America strategy and business development at Sanofi S.A. from Sanofi’s acquisition of Genzyme Corporation in April 2011 to December 2012. Mr. Geraghty held various leadership positions at Genzyme from September 1992 to April 2011, including serving as a senior vice president, president of Genzyme Europe, and general manager of Genzyme’s cardiovascular business. He also previously served as chairman of the board, president and chief executive officer of our Company when it was known as Genzyme Transgenics Corporation. Mr. Geraghty holds a B.S. in psychology from Georgetown University, an M.A. in clinical psychology from the University of Pennsylvania and a J.D. from Yale Law School. We believe that Mr. Geraghty’s extensive knowledge of our business, having served as our chairman of the board, president and chief executive officer along with his experience growing multiple companies in the life science industry, brings an important perspective to our board and qualifies him to serve as one of our directors.

Christian Béchon

Christian Béchon has served as a member of our board of directors since 2006, during which time Mr. Béchon has also served as the chairman and chief executive officer of LFB. In 2005, Mr. Béchon served as a senior advisor for the Boston Consulting Group. From 2002 to 2004, Mr. Béchon served as the deputy chief of staff at the Ministry of the Economy, Finance and Industry under French Prime Minister Jean-Pierre Raffarin. Mr. Béchon holds a degree in engineering from the Ecole Centrale des Arts et Manufactures, Institut d’Etudes Politiques de Paris. We believe that Mr. Béchon’s senior role at LFB and his extensive leadership, executive and industry experience provide a critical contribution to our board of directors and qualify him to serve as one of our directors.

Max Berger

Max Berger has served as a member of our board of directors since April 2014. Since 2008, Mr. Berger has served as group general counsel for LFB. From 2001 to 2007, he served as group general counsel for DAGRIS S.A. Mr. Berger also worked as a transaction lawyer in various law firms from 1996 to 2001. Mr. Berger holds a masters in business and private law from the University of Paris X. We believe that Mr. Berger’s experience as an executive of LFB and his familiarity with our business bring to our board important experience and insight that qualify him to serve as one of our directors.

Pamela McNamara

Pamela McNamara has served as a member of our board of directors since April 2014. Since 2011, Ms. McNamara has served as a co-founder of Health Helm, Inc. and an advisor on the faculty of the Hult

International Business School and a consultant for the Center for Innovation, Excellence and Learning. From 2009 to 2011, Ms. McNamara served as the president of Cambridge Consultants, Inc. Ms. McNamara served as the chief executive officer of CRF, Inc. from 2003 to 2008. Ms. McNamara served as chief executive officer of Arthur D. Little, Inc. from 2001 to February 2002, and as managing director of Arthur D. Little from 1997 to 2001, and as a partner of Arthur D. Little since 1992. Ms. McNamara served on our board when our Company was known as GTC Biotherapeutics, Inc. from 2002 to 2010. She currently serves as a member of the board of SouthCoast Health System and Hospitals Group, on the board of overseers of Tufts University School of Engineering and as a trustee of Brookhaven at Lexington. She holds a B.Sc. in civil engineering from Tufts University. We believe that Ms. McNamara’s extensive financial and accounting acumen qualify her to serve as one of our directors.

Benjamin Méry

Benjamin Méry has served as a member of our board of directors since April 2014. Mr. Méry has served as vice president financial operations of LFB S.A. since July 2013. From September 2010 to June 2013, following LFB’s acquisition of Europlasma Group in Austria in 2010, he held the position of chief financial officer of Europlasma Group. From March 2008 to August 2010, Mr. Méry served as international finance and strategic affairs controller of LFB. Prior to March 2008, Mr. Méry also held various positions at Les Laboratoires Servier, a French pharmaceutical company. Mr. Méry has also been serving as a director of Gamamabs Pharma S.A. since July 2013. Benjamin holds a degree in business administration from INSEEC Business School and a postgraduate degree in finance from ESCEM. We believe that Mr. Méry’s executive business experience, position with LFB and oversight of strategic operations qualify him to serve as one of our directors.

Gregory Perry

Gregory Perry has served as a member of our board of directors since April 2014. Mr. Perry has served as the chief financial and business officer of Eleven Biotherapeutics, Inc. since December 2013. Prior to joining Eleven Biotherapeutics, Mr. Perry served as the interim chief financial officer of InVivo Therapeutics Holdings Corp., a drug delivery company, from September 2013 to December 2013. Prior to joining InVivo Therapeutics, Mr. Perry served as the executive vice president and chief financial officer of ImmunoGen, Inc., a biopharmaceutical company, from April 2011 to September 2013, and as the senior vice president and chief financial officer of ImmunoGen, Inc. from January 2009 to April 2011. Prior to that, Mr. Perry served as the chief financial officer of Elixir Pharmaceuticals, Inc., a pharmaceutical company, from 2007 to 2008. Mr. Perry has served on the board of directors of Advanced Cell Technology, Inc. (NASDAQ: ACTC) since 2011. Mr. Perry received a B.A. in economics and political science from Amherst College. We believe that Mr. Perry’s familiarity with companies in our industry and experience serving as an executive and director of several public companies qualify him to serve as one of our directors.

Director independence

Our board of directors established an audit committee, compensation committee and nominating and corporate governance committee.

Our board has undertaken a review of the independence of our directors and has determined that Messrs. Geraghty and Perry and Ms. McNamara are independent within the meaning of the NASDAQ Stock Market listing rules and meet the additional test for independence for audit committee members imposed by SEC regulation and the NASDAQ Stock Market listing rules.

After completion of this offering, we will be a “controlled company” as set forth in NASDAQ Stock Market Listing Rule 5615 because more than 50% of the voting power of our common stock will be held by LFB Biotech. Under NASDAQ Stock Market rules, a “controlled company” is exempt from the NASDAQ Stock Market corporate governance requirements that a majority of the board of directors consist of independent directors and that directors’ nominations and executive compensation must be approved by a majority of independent directors or a nominating and corporate governance committee or compensation committee comprised solely of independent directors. We will rely on these exemptions from the corporate governance requirements until we are no longer a “controlled company” or our board determines to no longer rely on these exemptions. In particular, neither our compensation committee (which oversees and approves our executive compensation) nor our nominating and corporate governance committee (which approves directors’ nominations) consists entirely of independent directors, and our board does not have a majority of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ Stock Market corporate governance requirements. We currently plan to rely on these exemptions so long as we are allowed to as a “controlled company.”

Family relationships

There are no family relationships among any of our directors or executive officers.

Board of directors

Our board of directors is currently composed of seven members. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Upon completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class of directors whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2015 for the Class I directors, 2016 for the Class II directors and 2017 for the Class III directors.

•	Our Class I directors will be , and .

•	Our Class II directors will be , and .

•	Our Class III directors will be , and .

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See the section of this prospectus captioned “Description of capital stock—Anti-takeover effects of delaware law and our amended and restated certificate of incorporation and amended and restated bylaws” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering.

Board leadership

The positions of our chairman of the board and chief executive officer are currently separated. Our board of directors is led by our chairman Mr. Geraghty. The chairman of the board chairs all meetings of our board of directors, including executive sessions. The chairman of the board also acts as liaison between the directors and management. We believe that having different people serving in the roles of chairman of the board and chief executive officer is an appropriate and effective organizational structure for our company at this time. Separating these positions allows our chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management, while enabling our chief executive officer to focus his time on our day-to-day business. The board of directors further recognizes the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow, as well as the time, effort and energy that our chief executive officer is required to devote to his position. However, we also recognize that no single leadership model is right for all companies at all times, and that depending on the circumstances, other leadership models, such as having one person serving as both the chairman of the board and chief executive officer, might become appropriate. Accordingly, the board of directors anticipates periodically reviewing its leadership structure.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Our board of directors has adopted a charter for each of these committees, which it believes complies with the applicable requirements of current NASDAQ rules. We intend to comply with future requirements to the extent they are applicable to us. Following the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit committee

Effective upon this offering, our audit committee will be composed of Messrs. Perry and Méry and Ms. McNamara, with Mr. Perry serving as chairman of the committee. Under the applicable NASDAQ rules, we are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ Marketplace Rule 5605(c)(2)(A)(ii) on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, which require (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing.

Our board of directors has determined that each of Mr. Perry and Ms. McNamara meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. Our board of directors has determined that Mr. Perry is an “audit committee financial expert” within the meaning of the SEC regulations and applicable listing standards of NASDAQ. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the Securities and Exchange Commission, or SEC, to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation committee

Effective upon this offering, our compensation committee will be composed of Ms. McNamara and Messrs. Perry and Berger, with Ms. McNamara serving as chairperson of the committee. As a controlled company, we rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conduct the independence assessment outlined in NASDAQ rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually review and reassess the adequacy of the committee charter in its compliance with the listing requirements of NASDAQ;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis if and when it is to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers.

Nominating and corporate governance committee

Effective upon this offering, our nominating and corporate governance committee will be composed of Messrs. Béchon, Berger and Geraghty, with Mr. Béchon serving as chairman of the committee. As a controlled company, we rely upon the exemption from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may establish other committees from time to time.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is or was an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

In connection with this offering, we plan to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Executive and director compensation

Executive compensation overview

Through 2013, the compensation of Dr. Echelard, our president and chief executive officer, and the other executive officers identified in the Summary Compensation Table below, whom we refer to as our named executive officers, has consisted of a combination of base salary and bonus. Our named executive officers and all salaried employees are also eligible to receive health and welfare benefits. Prior to the completion of this offering, we plan to enter into employment agreements with certain of our executive officers which would entitle those executive officers to severance upon a termination of employment. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives.

Summary compensation table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our president and chief executive officer, Dr. Echelard, and the two most highly compensated executive officers (other than Dr. Echelard) who were serving as executive officers at the end of the last completed fiscal year for services rendered to us in all capacities for the year ended December 31, 2013. These individuals are the named executive officers for 2013.

Name and Principal Position	Year	Salary	Bonus	Total
Yann Echelard President and Chief Executive Officer	2013	$328,185	$120,320	$448,505

Marc Becker Senior Vice President and Chief Financial Officer	2013	$309,866	$96,660	$406,526

Robert Greif Vice President Commercial Operations	2013	$301,463	$86,553	$388,016

Employment agreements with our named executive officers

In connection with the offering, we plan to enter into employment agreements with each of our named executive officers, which will become effective upon the completion of the offering. Under the employment agreements, each named executive officer is entitled to receive a base salary ($425,900, $313,500 and $306,100 for Messrs. Echelard, Becker and Greif, respectively), incentive bonus with a specified target amount (50%, 35% and 30% for Messrs. Echelard, Becker and Greif, respectively) and standard employee benefits. In the event any named executive officer’s employment is terminated by us without cause or by the officer for good reason, subject to the execution of a separation agreement containing, among other provisions, a release of claims, confidentiality, return of property and non-disparagement, he is entitled to receive the following benefits: (i) cash severance equal to 12 months of base salary in the case of Mr. Echelard and nine months of base salary in the case of Messrs. Becker and Greif, (ii) equity acceleration by 12 months in the case of Mr. Echelard and nine months in the case of Messrs. Becker and Greif, and (iii) a monthly cash payment in an amount equal to the employer-portion of the health insurance premium for 12 months in the case of Mr. Echelard and nine months in the case of Messrs. Becker and Greif. If the involuntary termination of employment occurs within 12 months of a change in control, the cash severance is increased to 1.5 times the sum of base salary and target bonus in the case of Mr. Echelard and the sum of based salary and target bonus for Messrs. Echelard and Greif, all equity grants become fully vested and the payment of health insurance premium increases to 18 months for Mr. Echelard and 12 months for Messrs. Becker and Greif.

On April 2, 2014, our board of directors approved the following equity awards to our named executive officers:

Name	Options[1]	Restricted Stock Units[2]
Yann Echelard	413,283	103,321
Marc Becker	127,174	31,793
Robert Greif	81,505	20,376

[1]	These options have an exercise price of $10.00 per share. They become exercisable with respect to 25% of the underlying shares on the later of the first anniversary of the grant date or the completion of this offering; thereafter 6.25% of the underlying shares will vest at the end of each of the 12 quarters following the first vesting date.

[2]	33 1⁄3% of these restricted stock units vest on the later of the first anniversary of the grant date or the completion of this offering; thereafter 33 1⁄3% per year at the end of each of the two years following the first vesting date.

Outstanding equity awards at fiscal year-end

Our named executive officers did not hold any outstanding equity awards as of December 31, 2013.

Director compensation

We did not provide any compensation to our non-employee directors last year.

Our board of directors adopted on April 2, 2014, a non-employee director compensation policy that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber non-employee directors. Under the policy, all non-employee directors, which includes directors related to LFB, will be paid cash compensation from and after April 2, 2014, as set forth below:

Annual retainer
Board of directors:
All non-employee members	$32,500
Additional annual retainer for non-executive chairman of the board	$32,500

Audit committee:
Chairman	$15,000
Non-chairman members	$7,500

Compensation committee:
Chairman	$10,000
Non-chairman members	$5,000

Nominating and corporate governance committee:
Chairman	$7,500
Non-chairman members	$3,750

One of our non-employee directors, Christian Béchon, has agreed to defer receipt of any cash compensation payable to him pursuant to the non-employee director compensation policy until January 1, 2017, upon which he will receive a lump sum for all amounts accrued since April 2, 2014.

Under the non-employee director compensation policy, each person who is initially appointed or elected to the board of directors will be eligible for an option grant to purchase up to 25,000 shares of our common stock (subject to adjustment in the event of a stock split, stock dividend, or other change in capitalization) in the case of all directors except the non-executive chairman of the board, and 37,500 shares of our common stock (subject to adjustment in the event of a stock split, stock dividend, or other change in capitalization) in the case of the non-executive chairman of the board, under our stock option plan on the date he or she first becomes a non-employee director, which will vest annually over a three-year period. In addition, on the date of the annual meeting of stockholders, each continuing non-employee director who has served on the board of directors for a minimum of six months will be eligible to receive an annual option grant to purchase up to 12,500 shares (18,750 in the case of the non-executive chairman) of our common stock (each subject to adjustment in the event of a stock split, stock dividend, or other change in capitalization), which will vest in full upon the earlier of the first anniversary of the date of grant or the date of the following annual meeting of stockholders. All of the foregoing options will be granted at fair market value on the date of grant.

In accordance with the foregoing policy, on April 2, 2014, each of our non-employee directors (other than the non-executive chairman) received an option grant to purchase up to 25,000 shares of common stock at $10 per share and our non-executive chairman received an option grant to purchase 37,500 shares of common stock at $10 per share.

Employee benefit plans

2014 Stock Option and Incentive Plan

Our 2014 Stock Option and Incentive Plan, or the 2014 Option Plan, was adopted by our board of directors and approved by our sole stockholder LFB Biotech on April 2, 2014. The 2014 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. The shares we issue pursuant to awards granted under the 2014 Option Plan will be authorized but unissued shares or shares that we reacquire. We have initially reserved 2,635,000 shares of our common stock for the issuance of awards under the 2014 Option Plan, or the Initial Limit. As of May 16, 2014, 1,745,207 of these shares of common stock were subject to outstanding stock options and restricted stock units. The 2014 Option Plan provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2015, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number as may be determined by our board of directors, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Shares underlying awards that are forfeited, canceled or are otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2014 Option Plan.

The 2014 Option Plan may be administered by either the compensation committee or a similar committee of at least two non-employee directors who are independent or by our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Option Plan.

All full-time and part-time officers, employees, non-employee directors and consultants, as selected from time to time by the administrator in its sole discretion, are eligible to participate in the 2014 Option Plan.

There are certain additional limits on the number of awards that may be granted under the 2014 Option Plan. For example, no more than 1,000,000 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any calendar year (subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization), and the maximum “performance-based award” payable to any one individual under the 2014 Option Plan is 1,000,000 shares of stock (subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization) or $5,000,000 in the case of cash-based awards. The maximum number of shares that may be issued in as incentive stock options may not exceed the Initial Limit, as cumulatively increased on January 1, 2015 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 500,000 shares (subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization).

The 2014 Option Plan permits the granting of both (1) options to purchase stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The exercise price of stock options awarded under the 2014 Option Plan will be determined by the administrator and may not be less than the fair market value of our common stock on the date of the option grant, and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2014 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised. To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options which first become exercisable in any calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights may be granted under our 2014 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable. The increased appreciation is paid with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights awarded under the 2014 Option Plan may not be less than the fair market value of our common stock on the date of grant, and the term of each stock appreciation right may not exceed ten years.

Restricted stock may be granted under our 2014 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2014 Option Plan. Such awards are awards of phantom stock units to a grantee, which may be settled in shares of our common stock at some point in the future based on conditions and restrictions imposed by the administrator.

Performance share awards may be granted under our 2014 Option Plan. Such awards will entitle the holder to acquire shares of our common stock upon the attainment of specified performance goals during a particular performance cycle. The administrator of our 2014 Option Plan will have the right to establish performance goals associated with performance share awards and other limitations and conditions.

Performance-based awards may be granted under our 2014 Option Plan. Performance-based awards are any restricted stock awards, restricted stock units, performance share awards or cash-based awards granted to employees who are considered ‘‘covered employees’’ for purposes of 162(m) of the Code, that are intended to qualify as ‘‘performance-based compensation’’ under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include total stockholder return, earnings before interest, taxes, depreciation and amortization, net income or loss (either before or after interest, taxes, depreciation and amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, developmental, clinical or regulatory milestones, acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements, operating income or loss, cash flow (including but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings or loss per share of common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The performance criteria will be applicable to the organization and level specified by the administrator, including but not limited to, the company, unit or division of the Company.

Unrestricted stock awards may be granted under our 2014 Option Plan. Our 2014 Option Plan gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2014 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Cash-based awards may be granted under our 2014 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award will be made in cash.

Unless the administrator provides otherwise, our 2014 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar ‘‘sale event,’’ the successor entity may assume, continue or substitute for outstanding awards, as appropriately adjusted. To the extent that awards are not assumed, continued or substituted by the successor entity, except as the administrator may otherwise specify with respect to particular awards in the relevant award certificate, the 2014 Option Plan and all awards granted under the 2014 Option Plan shall terminate. In addition, in connection with the termination of the 2014 Option Plan upon a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights (to the extent then exercisable), equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights (if any). Alternatively, each grantee may be permitted, with a specified period of time prior to the consummation of the sale event, to exercise all then exercisable options and stock appreciation rights held by such grantee. Under the 2014 Option Plan, a sale event is defined as:

•	the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity;

•	a merger, reorganization or consolidation in which the holders of our outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity, or its ultimate parent, if applicable, immediately upon completion of such transaction;

•	the sale of all of our common stock to an unrelated person, entity or group thereof acting in concert; or

•	any other transaction in which the owners of our outstanding voting power prior to such transaction do not own at least a majority of our outstanding voting power or that of any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from us.

No awards may be granted under the 2014 Option Plan after April 2, 2024. In addition, our board of directors may amend or discontinue the 2014 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not ‘‘reprice’’ or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2014 Option Plan will be subject to approval by our stockholders if the amendment is required by The NASDAQ Global Market rules or by the Code to ensure that incentive stock options are tax-qualified.

2014 Employee Stock Purchase Plan

In                     , 2014 our board of directors adopted and our sole stockholder LFB Biotech approved the 2014 Employee Stock Purchase Plan, or the ESPP. The ESPP authorizes the issuance of up to a total of          shares of common stock to participating employees. The number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The ESPP shall be administered by the person or persons appointed by our board of directors to administer the ESPP.

All employees who we have employed for at least          and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns, or would own upon such purchase under our ESPP, 5% or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering will begin on such date following the closing of this offering as the administrator may determine. Subsequent offerings will commence at such time or times as the administrator may determine, and each offering will continue for such period of time as the administrator shall determine, but in no event longer than 12 months. Each such period shall be referred to as an offering period. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to         % of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

Retirement plans

We maintain a tax-qualified 401(k) retirement plan for eligible employees in the United States. Under our 401(k) plan, employees may elect to defer up to 100% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We may provide a discretionary employee matching contribution under the 401(k) plan. Employees are 100% vested in their contributions to the 401(k) plan and any employer contributions vest over a four-year period. We intend for the 401(k) plan to qualify, depending on the employee’s election, under Section 401(a) of the Code so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Compensation risk assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Certain relationships and related party transactions

The transactions described below are those (other than compensatory arrangements) to which we were a party or will be a party since January 1, 2011, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our outstanding shares, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Our relationship with the LFB Group

We have been a wholly-owned subsidiary of LFB Biotechnologies S.A.S., or LFB Biotech, since December 2010. Since 2006, we have entered into a number of agreements with LFB Biotech and its parent company Laboratoire français du Fractionnement et des Biotechnologies S.A., or LFB, and more recently, with its wholly-owned subsidiary LFB USA, Inc., or LFB USA. We refer to herein the foregoing entities collectively as the LFB Group.

On March 31, 2014, we divested to LFB USA all assets and liabilities other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States for net cash proceeds of $17.5 million, which we refer to herein as the Divestment. In connection with the Divestment, we declared and paid a cash dividend of $13.1 million to LFB Biotech. The proceeds received by us from LFB USA in connection with the Divestment were funded by our common parent, LFB Biotech. See “Business—rEVO restructuring” for more information regarding the Divestment.

The material agreements with the members of the LFB Group are filed as exhibits to the registration statement to which this prospectus forms a part, and the summaries of the material terms of the agreements are summarized below and elsewhere in this prospectus including “Business—rEVO restructuring” and “Business—Facilities.”

Immediately following this offering, LFB Biotech will own a majority of our issued and outstanding common stock and LFB Biotech, along with other members of the LFB Group, will continue to control our operations through such ownership.

Some of our directors are also directors and officers of members of the LFB Group. Christian Béchon has served as the chairman and chief executive officer of LFB since July 2006 and of LFB USA since March 2014. Max Berger served as general counsel and head of legal affairs of LFB since February 2008.

Collaboration agreement

In September 2006, we entered into a joint development and commercialization agreement with LFB Biotech, or the Collaboration Agreement, to develop selected recombinant plasma proteins and monoclonal antibodies using our transgenic production platform.

We amended and restated the Collaboration Agreement in June 2008 and established a joint venture LFB/GTC LLC. Under the terms of the Collaboration Agreement, we developed recombinant forms of human alpha-1 antitrypsin, Factor VIIa and Factor IX. The Collaboration Agreement was terminated in June 2012 pursuant to the Termination Agreement described below.

Cash pooling agreement

In January 2011, we entered into a cash pooling agreement with LFB and LFB Biotech, to manage our cash flow. Under this agreement, LFB funds us on an as needed basis by wiring funds whenever the shared account is less than $1.0 million. As of December 31, 2013, we have borrowed an aggregate of $26.5 million from LFB under the cash pooling agreement with $0.2 million in accrued interest. We will terminate our cash pooling agreement prior to the closing of this initial public offering.

Termination agreement

In June 2012, we entered into a termination and license agreement, or the Termination Agreement, whereby we terminated the Collaboration Agreement and dissolved the LFB/GTC LLC joint venture. In connection with the termination, LFB Biotech paid us $5.0 million, each party regained its rights to the products it originated, and all licenses, exclusivity obligations and other rights and obligations between the parties were terminated.

Master service agreement

In July 2009, we entered into a services agreement with LFB Biotech, or Services Agreement, pursuant to which we provided research, process and product development and regulatory services and were compensated at commercial rates. In 2013, we entered into a new master services agreement, or Master Services Agreement, whereby we continued to perform research, development and regulatory services for LFB. The Master Services Agreement was intended to be a replacement for the Services Agreement. On March 31, 2014, the Master Services Agreement, was transferred to LFB USA in connection with the Divestment.

Master license agreement

On December 31, 2012, we entered into a master license agreement with LFB, or the Master License Agreement, whereby we granted LFB an exclusive worldwide license to all intellectual property owned us with the exception of the U.S. ATryn trademark and the rights to any intellectual property created by us after January 1, 2013. In consideration for the licenses and other rights granted to LFB, LFB was obligated to pay us a percentage of net sales of ATryn on a country-by-country basis outside the United States as a royalty. The royalties payable to us were in the mid-single digits with additional royalty payments in the low-single digits required to be made by LFB to acquire patent rights from other third parties. As of March 31, 2014, we had received $0.7 million in royalties from LFB.

On March 31, 2014, in connection with and immediately prior to the Divestment, we amended and restated the Master License Agreement to exclude from the license a right to develop and commercialize ATryn in the United States, a right to manufacture ATryn for its development and commercialization (but not manufacture) in the United States, a right to develop and commercialize rhAAT, and a right to manufacture rhAAT for its development and commercialization. LFB retained a right to manufacture and commercialize ATryn outside the United States as well as a right to manufacture and commercialize other products using the transgenic animal technology. The Master License Agreement, as amended and restated, was then transferred to LFB USA in connection with the Divestment.

Sublicense agreement

On December 31, 2012, simultaneously with entering into the Master License Agreement, and in connection with and immediately prior to the Divestment, we also entered into a sublicense agreement, or the Sublicense Agreement, whereby LFB sublicensed back to us an exclusive right to develop and commercialize (but not manufacture) ATryn in the United States and a non-exclusive right to manufacture any transgenic product under any intellectual property owned by or licensed to LFB. As of March 31, 2014, we had paid $1.1 million in royalties to LFB.

On March 31, 2014, simultaneously with amending and restating the Master License Agreement, we amended and restated the Sublicense Agreement where LFB sublicensed back to us the non-exclusive right to manufacture any transgenic product under any intellectual property owned by or licensed to LFB for development and commercialization worldwide, subject to certain restrictions. The Sublicense

Agreement, as amended and restated, was then transferred to LFB USA in connection with the Divestment. As of March 31, 2014, we had paid $1.1 million in royalties to LFB.

Asset purchase agreement

On March 31, 2014, we entered into an asset purchase agreement under which we divested to LFB USA all assets and liabilities other than assets and liabilities primarily related to the development and commercialization (but not manufacture) of ATryn in the United States including, but not limited to, the Master License Agreement and the Sublicense Agreement for an aggregate purchase price of $17.5 million. Immediately following the Divestment, we declared and paid a $13.1 million dividend to LFB Biotech. The proceeds received by us from LFB USA in connection with the Divestment were provided by our common parent LFB Biotech.

Supply agreement

On March 31, 2014, we entered into an exclusive supply agreement under which LFB USA supplies us with ATryn for development and commercialization (but not manufacture) in the United States, and any other regions, countries or territories for which we may obtain rights to commercialize ATryn, for a period of 20 years unless sooner terminated by LFB USA following uncured breach or insolvency by us or terminated by us following a material breach or insolvency of LFB USA. LFB USA supplies ATryn to us at cost plus a markup which percentage is in the mid-double digit range. However, if LFB USA subcontracts the downstream manufacturing or fill and finish processes, the markup will be reduced for the costs related to the subcontracted activities. There are no minimum purchase obligations under this agreement.

Exclusive license agreement

On March 31, 2014, we entered into an exclusive license agreement where LFB USA granted us an exclusive, worldwide license (or sub-license with respect to third-party in-licensed intellectual property) to develop and commercialize rhAAT worldwide under any intellectual property owned by or licensed to LFB USA. We have the right to grant sublicenses outright to third parties. In consideration for the licenses and other rights granted to us, we are obligated to pay LFB USA royalties based on a percentage of net sales on a product-by-product and country-by-country basis. The royalties on the net sales that may be payable to LFB USA are in the low single digit range. We are also required to reimburse LFB USA for any royalties due to Tufts based on net sales of rhAAT in the United States. The royalties for Tufts are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

ATryn agreement

On March 31, 2014, under the ATryn agreement, LFB purchased the exclusive right to use in all territories outside the United States all preclinical, clinical and regulatory data generated by or on behalf of us in connection with our development of ATryn for the proposed preeclampsia indications for a purchase price of $10.0 million dollars, to be paid in five installments upon the achievement of certain milestones, which we expect to achieve prior to launch.

Additionally, each party has the option to obtain an exclusive right to obtain all preclinical, clinical and regulatory data generated by other party for indications other than HT AD and preeclampsia. Under the same agreement, LFB also grants us a right of first negotiation to obtain an exclusive license to develop and commercialize (but not manufacture) ATryn in any country outside the United States other than France and other countries where LFB has already granted to a third party a license to develop and commercialize ATryn.

Use and occupancy agreement

Following the transfer of our lease to LFB USA, the landlord and LFB USA permits us to use and occupy 8,331 square feet of their Framingham, Massachusetts office space pursuant to a use and occupancy agreement, which we signed March 31, 2014. As long as we maintain offices in LFB USA’s facilities, we pay a monthly fee of equal to 31% of the rent payable by LFB USA to the landlord for the fourth floor office space, which shall be an aggregate of $90,000 for the term of the agreement, and 31% of the operating expenses, which is approximately $3,300 per month.

ROFN agreement

On March 31, 2014, we entered into a right of first negotiation agreement under which LFB granted us rights of first negotiation to market Wilfactin and Clottafact, which are approved in Europe, but not in the United States. If we elect to exercise our right of first negotiation, the parties have agreed to negotiate in good faith the terms of a distribution agreement for such product.

Payment reimbursement agreement

In connection with the Divestment, certain agreements with Genzyme Corporation and Tufts University covering certain intellectual property rights to ATryn were included in the assets purchased by LFB USA. As a result, we are also entering into a payment reimbursement agreement with LFB USA, under which we are required to reimburse LFB USA for any royalties due to Genzyme Corporation and Tufts University based on net sales of ATryn in the United States. The royalties for Genzyme are in the mid-single digit percentage range with such amount capped mid-double digit millions. The royalties for Tufts are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

Funding letter

Pursuant to a funding letter addressed to us from LFB Biotech on April 4, 2014, in the absence of this offering, LFB Biotech has agreed to make capital contributions to us to fund up to $40.0 million in budgeted operating losses for the period from December 31, 2013 through June 30, 2015. The funding commitment will also cover any subsequent adjustments to the budgeted operating losses referred to above for normal market changes and operating events, but exclude adverse operating loss adjustments caused by any unforeseen and material regulatory and/or legal matters. This funding letter will be terminated upon the closing of this initial public offering or upon the occurrence of other specified events.

Indemnification agreements

We will enter into agreements to indemnify each of our directors and executive officers to the maximum extent allowed under Delaware law. These agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the Company or that person’s status as a member of our board of directors.

Transactions with related persons

Our audit committee charter will set forth the standards, policies and procedures that we follow for the review, approval or ratification of any related person transaction that we are required to report pursuant to Item 404(a) of Regulation S-K promulgated by the SEC. Under the audit committee charter, which will be in writing, the audit committee must conduct an appropriate review of these related person transactions on an ongoing basis, and the approval of the audit committee is required for all such transactions. The audit committee relies on management to identify related person transactions and bring them to the attention of the audit committee. We do not have any formal policies and procedures regarding the identification by management of related person transactions.

Principal stockholders

The following table sets forth information relating to the beneficial ownership of our common stock as of May 16, 2014, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 16, 2014 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 25,000,000 shares of our common stock outstanding as of May 16, 2014. Shares of our common stock that a person has the right to acquire within 60 days of May 16, 2014 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o rEVO Biologics, Inc., 175 Crossing Boulevard, 4th Floor, Framingham, Massachusetts 01702.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholder:
LFB Biotechnologies S.A.S.(1)	25,000,000	100%	25,000,000	%

Named Executive Officers:
Yann Echelard	—	—	—
Marc Becker	—	—	—
Robert Greif	—	—	—

Directors:
James Geraghty	—	—	—
Christian Béchon	—	—	—
Max Berger	—	—	—
Pamela McNamara	—	—	—
Benjamin Méry	—	—	—
Greg Perry	—	—	—
All executive officers and directors as a group (10 persons)	—	—	—

(1)	The principal address for LFB Biotechnologies S.A.S. is 3, avenue des Tropiques, BP 40305—Les Ulis, 91958 Courtaboeuf CEDEX, France.

Description of capital stock

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of capital stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of 125,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.01 par value per share.

As of May 16, 2014, there were 25,000,000 shares of our common stock outstanding, held by our one stockholder of record. Our board of directors is authorized, without stockholder approval except as required by the listing standards of The NASDAQ Global Market to issue additional shares of our capital stock.

Common stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Voting rights

Under the provisions of our amended and restated certificate of incorporation to become effective upon the closing of this offering, holders of our common stock are entitled to one vote for each share of common stock held by such holder on any matter submitted to a vote at a meeting of stockholders. The affirmative vote of the holders of at least 75% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to the classified board and director liability, amending our bylaws or removing directors without cause. Our post-offering amended and restated certificate of incorporation does not provide cumulative voting rights to holders of our common stock.

Anti-takeover effects of delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Amended and restated certificate of incorporation and amended and restated bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon the closing of this offering will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	specify that special meetings of our stockholders can be called only by our board of directors or the chairman of our board of directors;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes—Class I, Class II and Class III—with each class serving staggered terms; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware anti-takeover statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) in some instances, shares owned by employee stock plans; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon the closing of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation to become effective upon the closing of this offering requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer agent and registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be             .

Listing

We have applied for the listing of our common stock on The NASDAQ Global Market under the symbol “RBIO.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, LFB Biotech will own 25,000,000 shares of our common stock, and we will have a total of              shares of our common stock outstanding, based upon the estimated number of shares offered by us as set forth on the cover page of this prospectus. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The outstanding shares of our common stock owned by LFB Biotech will be deemed “control securities” as defined in Rule 144. Control securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of all of our common stock and options exercisable for our common stock have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws described above, subject to the provisions of Rule 144, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares of common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning the day after the two-year anniversary of the date of this prospectus, LFB Biotech’s 25,000,000 shares of common stock will become eligible for sale in the public market, all of which will be subject to the volume and other restrictions of Rule 144, as described below.

Lock-up agreements

Our sole stockholder, LFB Biotech, and each member of our board of directors have agreed that, subject to certain exceptions, for a period of two years from the date of this prospectus, they will not, without the prior written consent of Piper Jaffray & Co. and Guggenheim Securities, LLC, dispose of or hedge any shares or any securities convertible into shares of our capital stock. Additionally, our executive officers and all other holders of our equity securities, which constitute holders of all of our outstanding common stock and holders of substantially all of our outstanding securities convertible into or exercisable for our common stock, have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Piper Jaffray & Co. and Guggenheim Securities, LLC, dispose of or hedge any shares or any securities convertible into shares of our capital stock. Piper Jaffray & Co. and Guggenheim Securities, LLC may, in their discretion, and with our consent, release any of the securities subject to these lock-up agreements at any time. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates, which includes LFB Biotech, or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based upon the estimated number of shares offered by us as set forth on the cover page of this prospectus; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2014 Option Plan and our ESPP. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See “Executive and director compensation—Employee benefit plans” for a description of our 2014 Option Plan and our ESPP.

Material U.S. federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations related to the ownership and disposition of our common stock by non-U.S. holders. It is not intended to be a complete analysis of all the U.S. federal income tax considerations that may be relevant to non-U.S. holders. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made, and the conclusions reached, in the following summary. There can be no assurance that the IRS will agree with such statements and conclusions or that any contrary position taken by the IRS would not be sustained by a court.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	an integral part or controlled entity of a foreign sovereign;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	controlled foreign corporations or passive foreign investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold our common stock other than as a capital asset (generally, an asset held for investment purposes); or

•	persons who are subject to the alternative minimum tax or the Medicare contribution tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Prospective investors that are classified as partnerships for U.S. federal income tax purposes and prospective investors that may hold our common stock through an entity classified as a partnership for U.S. federal income tax purposes should consult their own tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person or a partnership. For purposes of this discussion, a U.S. person is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has made an election to be treated as a U.S. person.

Distributions

We do not plan to make any distributions on our common stock for the foreseeable future, as discussed under “Dividend policy,” above. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, which will be subject to tax as described in ‘‘Gain on disposition of common stock,’’ below.

Any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide the applicable withholding agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a ‘‘branch profits tax’’ at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on disposition of common stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual non-U.S. holder who holds our common stock as a capital asset, who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a ‘‘U.S. real property interest’’ by reason of our status as a ‘‘United States real property holding corporation’’ for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock (the “applicable period”).

If you are a non-U.S. holder described in the first bullet point above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. Corporate non-U.S. holders described in the first bullet point above may be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet point above, you will be required to pay a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties, which may provide different rules.

With respect to the third bullet point above, we believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is treated for U.S. federal income tax purposes as regularly traded on an established securities market during the applicable calendar year, such common stock will not be treated as ‘‘U.S. real property interests’’ unless you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period. However, no assurance can be provided that our common stock will be treated as regularly traded on an established securities market for purposes of the rules described above. If we were treated as a USRPHC during the applicable period and the exception described above did not apply, gain on the sale or other taxable disposition of our stock will be subject to tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the ‘‘branch profits tax’’ will not apply.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of our common stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.

FATCA withholding and information reporting

The Foreign Account Tax Compliance Act, or FATCA, and guidance issued and intergovernmental agreements entered into thereunder, may impose withholding taxes on certain types of payments made to ‘‘foreign financial institutions’’ (as specially defined under FATCA) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA generally imposes a 30% withholding tax on ‘‘withholdable payments’’ if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied.

‘‘Withholdable payment’’ generally means (i) any payment of interest, dividends, rents and certain other types of income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). Foreign financial institutions may be required to enter into an agreement with the U.S. Treasury relating to certain reporting, withholding and other obligations under FATCA, or may be required to comply with reporting and other compliance obligations under an intergovernmental agreement between their country of organization and the U.S. Treasury. If a non-U.S. holder does not provide the applicable withholding agent with the information necessary to comply with FATCA, it is possible that distributions to such non-U.S. holder that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Withholding on certain income, such as dividends and interest, is currently scheduled to begin July 1, 2014. The IRS has issued guidance indicating that withholding with respect to all other withholdable payments will be required after December 31, 2016. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for a refund or credit of such withholding taxes. Prospective investors should consult their own tax advisers regarding FATCA and the implications on their investment in our common stock.

Underwriting

Piper Jaffray & Co. and Guggenheim Securities, LLC are acting as the representatives of each of the underwriters named below. Subject to the terms and conditions of an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase from us, the number of shares of common stock shown opposite its name in the table below:

Underwriters	Number of Shares

Piper Jaffray & Co.
Guggenheim Securities, LLC
BTIG, LLC

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent including approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock being offered.

Option to purchase additional shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the offering price, concession and reallowance to dealers may be varied from time to time by the representative.

The following table shows the public offering price, the underwriting discounts and proceeds, before expenses, to us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $        , incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

No sales of similar securities

We, our executive officers, our directors, LFB Biotech and holders of substantially all of our outstanding securities convertible into or exercisable for our common stock have agreed, subject to specified exceptions, not to directly or indirectly, without the prior written consent of Piper Jaffray & Co. and Guggenheim Securities, LLC:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended,

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exercisable for or convertible into shares of common stock, currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing or make any demand or exercise any right with respect to the registration of any shares of our common stock or any security convertible into our common stock.

The following restricted periods apply to these agreements:

•	for our sole stockholder, LFB Biotech, and the chairman of our board of directors, from the date of this prospectus continuing through the date that is two years after the date of this prospectus; and

•	for the company, our executive officers, other directors and holders of substantially all of our outstanding securities convertible into or exercisable for our common stock, from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus.

Piper Jaffray & Co. and Guggenheim Securities, LLC may, in their sole discretion and at any time or from time to time before the termination of the applicable restricted period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who have or will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “RBIO.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In determining the initial public offering price, we and the representative expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects for future earnings;

•	our prospects and the history and prospects of the industry in which we compete;

•	an assessment of our management;

•	the present state of our development;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

We and the underwriters cannot assure you that an active trading market for the shares will develop or that shares will trade in the public market at or above the initial public offering price after this offering.

Stabilization

The underwriters have advised us that they may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other activities and relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

Disclaimers about non-U.S. jurisdictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Germany

Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the “act”) of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Netherlands

The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively “qualified investors” (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Japan

The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that

1. the transaction does not require a prospectus to be submitted for approval to the AMF;

2. persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3. the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Legal matters

Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The financial statements as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.revobiologics.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Glossary

Acronyms

AAT	alpha-1 antitrypsin

AAALAC	Assessment and Accreditation of Laboratory Animal Care International

AMP	average manufacturer price

BLA	Biologics License Application

BPCIA	Biologics Price Competition and Innovation Act of 2009 or BPCI Act

CBER	Center for Biologics Evaluation and Research

CHMP	Committee for Medicinal Products for Human Use

CMS	Centers for Medicare and Medicaid Service

cGMP	current Good Manufacturing Practices

DMC	data monitoring committee

DIC	disseminated intravascular coagulation

EEA	European Economic Area

EMA	European Medicine Agency

ECMO	extracorporeal membrane oxygenation

FCPA	Foreign Corrupt Practices Act

FDA	U.S. Food and Drug Administration

FTE	full time equivalents

GCP	Good Clinical Practices

GLP	Good Laboratory Practice

GTP	Good Tissue Practice

HITECH	Health Information Technology and Clinical Act

HIPAA	Health Insurance Portability and Accountability Act of 1996

IRB	Institutional Review Board

IND	Investigational New Drug Application

MA	Marketing Authorization

NIH	National Institute of Health

NE	neutrophil elastase

OLAW	Office of Laboratory Animal Welfare of the National Institutes of Health

pAAT	human plasma-derived Alpha-1 Antitrypsin

PDUFA	Prescription Drug User Fee Act

PHSA	Public Health Service Act or PHSA

rhAAT	recombinant human alpha-1 antitrypsin

REMS	Risk Evaluation and Mitigation Strategy

USDA	U.S. Department of Agriculture

USPTO	U.S. Patent and Trademark Office

VTEs	venous thromboembolic events

vWD	von Willebrand Disease

Definitions

acute lymphoblastic leukemia is a cancer of the white blood cells and bone marrow that progresses rapidly and creates immature blood cells.

afibronigenemia is a condition where fibrinogen is absent resulting in prolonged bleeding.

bronchopulmonary dysplasia is a chronic lung condition, characterized by inflammation and scarring in the lungs, which usually affects premature babies and infants.

cerebral edema is swelling of the brain often caused by illness, physical trauma or injury.

corticosteroids are anti-inflammatory drugs that closely resemble cortisol and reduce swelling in the airways of the lungs.

c-reactive protein is a substance produced by the liver. High levels of this substance signifies inflammation in the body.

disseminated intravascular coagulation is a disorder in which the proteins that control blood clotting become overactive leading to excessive clotting or hemorrhaging throughout the body.

dysfibrinogenemia is a condition where the Factor I is defective.

edema is the medical term for swelling. It is generally in response to injury or inflammation.

embolism is blood flow obstruction that occurs when a clot travels through the blood stream and causes a blockage or restriction.

endothelium is the interior surface of blood vessels.

extracorporeal membrane oxygenation is a long-term breathing and heart support treatment that uses a machine to circulate blood through an artificial lung back into the bloodstream.

fibrinogen, also known as Factor I, is a protein that helps blood clots to form and stops bleeding.

fibronectin is a molecule important for cellular adhesion and migration. It is a recognized biochemical marker of inflammation.

HELLP syndrome is a group of symptoms that occur in pregnant women who have: H—hemolysis (the breakdown of red blood cells); EL—elevated liver enzymes; LP—low platelet count.

hereditary emphysema is an inherited condition characterized by the loss of a lung structural protein, elastin. The most severe form of this disease is known as Alpha-1 antitrypsin deficiency.

recombinant human antithrombin is human antithrombin produced in the milk of animals who have the human gene encoding antithrombin inserted in the animal DNA.

hypofibrinogenemia is a condition characterized by reduced levels of Factor I, which results in the inability of the blood to clot.

immunogenicity is an adverse immune response, often occurring as a result of protein drugs.

intraventricular hemorrhage is a bleeding inside or around the spaces in the brain that contain cerebral spinal fluid. It is most common in premature babies.

kallikrein is an enzyme in the coagulation system responsible for dilating the blood vessels.

magnesium sulfate is a treatment most commonly used to stop seizures during pregnancy and to stop preterm labor.

nebulization is a treatment in the form of a mist inhaled into the lungs.

necrotizing enterocolitis is a gastrointestinal disease that involves infection and inflammation of the bowel, which causes the dying and falling off of the tissue wall. It affects mostly premature infants.

neutrophil elastase is an enzyme that breaks down proteins found in a type of white blood cells that plays a role in inflammation and in fighting infection. This is released into the body as an immune response to fight an infection.

peritonitis is an inflammation of the tissue that lines the inner wall of the abdomen and covers the abdominal organs. It is usually caused by a bacterial or fungal infection.

periventricular leukomalacia is a type of brain injury characterized by the death of the white matter of the brain due to softening of the brain tissue. Premature babies are at the greatest risk.

prophylactic is used to describe drugs that are preventive or protective.

prostacyclin is an effective anti-inflammatory mediator that when secreted modulates inflammation by dilation of the blood vessels.

pulmonary embolism is a sudden blockage in a lung artery, which is usually caused by a blood clot that travels to the lung from a vein in the leg.

retinopathy of prematurity is a disease that affects premature infants and is characterized by abnormal blood vessel development in the retina of the eye.

SERPINC1 gene is the gene responsible for the body’s production of antithrombin.

syndecan-4 receptor is a protein to which antithrombin can bind, resulting in the down regulation of the systemic inflammatory process by preventing the invasion of organs by white blood cells.

thrombosis are blood clots inside a blood vessel.

transgenic is used to describe organisms containing genetic material that has been transferred from another species.

vasodilator is medication that dilates blood vessels.

venous thromboembolic events are occurrences of blood clots that can lodge in the bloodstream, lungs or elsewhere in the body, causing a blockage to the blood supply. Examples are deep vein thrombosis and pulmonary embolism.

ventricular hemorrhage is excessive bleeding in the brain. It can be classified into two categories—intraventricular (see definition above) and extraventricular (when the origin of hemorrhage is the tissue surrounding the ventricle).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

rEVO Biologics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, stockholder’s equity (deficit) and cash flows present fairly, in all material respects, the financial position of rEVO Biologics, Inc. and its subsidiaries at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 17, the Company completed the divestiture of assets to a related party on March 31, 2014. Also, as discussed in Notes 1, 13, 14, and 17 to the financial statements, the Company has entered into significant related party transactions with its parent and other wholly owned subsidiaries of its parent.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 11, 2014

rEVO Biologics, Inc.

Consolidated Balance Sheets

(Amounts in thousands, except share amounts)

	December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents	$2,807	$644
Accounts receivable	571	800
Inventory	4,632	5,699
Other current assets	1,580	2,344

Total current assets	9,590	9,487
Property, plant and equipment, net	10,268	10,069
Intangible assets, net	4,649	3,875
Other assets	6,110	8,726

Total assets	$30,617	$32,157

Liabilities and Stockholder’s Equity (Deficit)
Current liabilities
Accounts payable	$5,473	$5,949
Accrued liabilities	7,200	7,140
Short-term deferred contract revenue	125	26
Due to related party	13,529	26,501

Total current liabilities	26,327	39,616
Long-term deferred contract revenue	189	163
Other long-term liabilities	733	759

Total liabilities	27,249	40,538

Commitments and contingencies (Notes 14, 15 and 17)

Stockholder’s equity (deficit)
Common stock, $0.01 par value, 50,000,000 shares authorized, 25,000,000 shares issued and outstanding as of December 31, 2012 and December 31, 2013	250	250
Additional paid-in capital	116,077	116,077
Accumulated deficit	(112,959)	(124,708)

Total stockholder’s equity (deficit)	3,368	(8,381)

Total liabilities and stockholder’s equity (deficit)	$30,617	$32,157

The accompanying notes are an integral part of the consolidated financial statements.

rEVO Biologics, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Amounts in thousands, except share and per share amounts)

	Year Ended December 31,
	2012	2013
Revenue
Product revenue	$6,257	$7,745
Service revenue	706	524
Related party service revenue	10,943	24,793

Total revenue	17,906	33,062

Operating expenses
Cost of product revenue	6,544	9,214
Cost of service revenue	1,567	1,349
Cost of related party service revenue	8,868	21,811
Impairment of pre-production asset	—	2,156
Research and development	8,211	889
Selling, general, and administrative	8,528	8,785

Total operating expenses	33,718	44,204

Operating loss	(15,812)	(11,142)
Interest expense	(264)	(581)
Other expense	(33)	(26)

Net loss and comprehensive loss	$(16,109)	$(11,749)

Net loss per share—basic and diluted	$(0.64)	$(0.47)

Weighted average shares outstanding—basic and diluted	25,000,000	25,000,000

The accompanying notes are an integral part of the consolidated financial statements.

rEVO Biologics, Inc.

Consolidated Statements of Stockholder’s Equity (Deficit)

(Amounts in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity (Deficit)
	Shares	Amount
Balance at December 31, 2011	25,000,000	$250	$72,518	$(96,850)	$(24,082)
Forgiveness of related party payable	—	—	38,706	—	38,706
Contribution of capital	—	—	4,853	—	4,853
Net loss	—	—	—	(16,109)	(16,109)

Balance at December 31, 2012	25,000,000	250	116,077	(112,959)	3,368
Net loss	—	—	—	(11,749)	(11,749)

Balance at December 31, 2013	25,000,000	$250	$116,077	$(124,708)	$(8,381)

The accompanying notes are an integral part of the consolidated financial statements.

rEVO Biologics, Inc.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2012	2013
Cash flows from operating activities
Net loss	$(16,109)	$(11,749)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,912	2,540
Impairment of pre-production asset	—	2,156
Changes in operating assets and liabilities:
Accounts receivable	569	(229)
Inventory	(2,954)	(1,067)
Other assets	(5,360)	(5,486)
Accounts payable	2,975	457
Accrued liabilities	1,507	(60)
Other liabilities	(142)	26
Deferred contract revenue	45	(125)

Net cash used in operating activities	(17,557)	(13,537)

Cash flows from investing activities
Purchases of property, plant and equipment	(1,103)	(1,548)
Change in restricted cash	—	(50)

Net cash used in investing activities	(1,103)	(1,598)

Cash flows from financing activities
Net proceeds from related party	14,251	12,972
Net capital contribution from parent	4,853	—

Net cash provided by financing activities	19,104	12,972

Net increase (decrease) in cash and cash equivalents	444	(2,163)
Cash and cash equivalents at beginning of year	2,363	2,807

Cash and cash equivalents at end of year	$2,807	$644

Supplemental disclosures of noncash investing and financing activities:
Forgiveness of related party payable	$38,706	$—
Deferred offering costs included in accrued liabilities	$—	$176
Supplemental cash flow information:
Cash paid for interest—related party	$150	$471
Cash paid for income taxes	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

1. Description of business and significant accounting policies

Description of business

rEVO Biologics, Inc. (the “Company”) is a commercial-stage biopharmaceutical company focused on the development and commercialization of specialty therapeutics to address unmet medical needs in patients with rare, life-threatening conditions. The Company is organized as and operates in two operating segments: the ATryn segment, which is primarily focused on the commercialization of ATryn, and the CMO/CRO segment, which engages in contract research, development and production of other products for related and third parties. The Company has one commercial product, ATryn, the first and only recombinant human antithrombin, which has been approved by the U.S. Food and Drug Administration (“FDA”) and sold in the United States since 2009 for the prevention of blood clots during or after surgery or childbirth for patients born with a rare clotting disorder known as hereditary antithrombin deficiency (“HD AT”). ATryn is manufactured using recombinant technology, through which human antithrombin is produced in the milk of transgenic animals.

The Company was incorporated in Massachusetts in February 1993 as Genzyme Transgenics Corporation, a wholly-owned subsidiary of Genzyme Corporation. In July 1993, the Company completed its initial public offering and in May 2002, changed its name to GTC Biotherapeutics, Inc. In July 2009, LFB Biotechnologies S.A.S. (“LFB Biotech”) became the Company’s majority stockholder. In December 2010, LFB Biotech acquired the remaining minority interest and became the Company’s sole stockholder, and the Company ceased being a public reporting company. LFB Biotech is a wholly-owned subsidiary of Laboratoire français du Fractionnement et des Biotechnologies, S.A. (“LFB”), which is wholly-owned by the French state. Upon becoming a wholly-owned subsidiary of LFB Biotech, the Company delisted as a public company. In January 2013, the Company changed its name to rEVO Biologics, Inc.

On March 31, 2014, the Company divested all assets and liabilities (including amounts due to LFB Biotech under the cash pooling arrangement) other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States to LFB USA, Inc. (“LFB USA”), a newly formed subsidiary of LFB Biotech, for net cash proceeds of $17.5 million (the “Divestment”). In connection with the Divestment, the Company paid a one-time cash dividend of $13.1 million to LFB Biotech. Following the Divestment, the Company will retain, among other things, ATryn-related clinical trial agreements, distribution and sales agreements, all regulatory filings for ATryn and the right to develop and commercialize ATryn in the United States. Following the Divestment, LFB USA is providing the Company with general and administrative, research and development and regulatory services through various services agreements. In connection with the Divestment, the Company also entered into a number of agreements with LFB and LFB USA regarding the development and commercialization of ATryn and rhAAT and the supply of these biologic products and product candidates. The Company’s business operations and retained employees continue to be located at the Framingham, Massachusetts office space, which it will share with LFB USA under a use and occupancy agreement, following the transfer of the lease to LFB USA. Refer to Note 17 for further details of the Divestment.

The Company is subject to risks common to companies in the biotechnology industry, including, but not limited to, the uncertainties of clinical trials and regulatory requirements for approval of therapeutic compounds, the risks of development of new biological products, the need for additional capital and collaboration partners, competitive new technologies, dependence on key personnel, protection of proprietary technology, and compliance with the FDA and other U.S. and foreign government regulations.

The Company has incurred losses in all periods since its inception and expects to continue to incur additional losses for the foreseeable future. As of December 31, 2013, the Company had an accumulated deficit of $124.7 million. Pursuant to a funding letter from LFB Biotech to the Company on April 4, 2014,

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

LFB Biotech has committed to make capital contributions to the Company to fund projected operating losses for the period from December 31, 2013 through June 30, 2015 which are expected to be approximately $40.0 million. The funding commitment will exclude adverse operating loss adjustments caused by any unforeseen and material regulatory and/or legal matters. The Company believes that the aggregate proceeds of $40.0 million from the capital contribution commitment from LFB Biotech, together with its existing cash and cash equivalents, will be sufficient to fund its operations through June 30, 2015. The Company expects to pursue additional financing opportunities to address its ongoing capital needs; however, there is no guarantee that any of these financing opportunities will be executed or executed on favorable terms, and some could be dilutive to the existing stockholder. If the Company fails to obtain additional future capital, it may be unable to complete its planned clinical trials and obtain approval of any product candidates from the FDA or other regulatory authorities. In addition, the Company could be forced to discontinue product development, reduce or forego sales and marketing efforts, forego attractive business opportunities or discontinue operations entirely.

Management of the Company is currently pursuing an initial public offering (“IPO”) to raise the additional capital needed to continue planned operations. Upon a successful public or private offering of at least $40.0 million, LFB Biotech will cease to provide funding for the Company’s operations.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are consolidated, including the accounts of the Company and its wholly-owned subsidiaries after elimination of all intercompany accounts and transactions.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. This process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments with an original term of three months or less at the date of purchase.

Restricted cash

The Company has issued a standby letter of credit under the terms of its facility lease. In security for this outstanding letter of credit, the Company purchased a certificate of deposit in the amount of $249,000. This amount was classified as restricted cash and included within other assets as of December 31, 2012 and 2013. The standby letter of credit renews annually on November 30th, with a final expiration of November 30, 2015.

During the year ended December 31, 2013, the Company deposited $50,000 in a money market fund to collateralize a corporate credit card account. The deposit remains until the Company cancels the credit

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

card. Such amount was classified as restricted cash and was included within other assets as of December 31, 2013.

Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, financial instruments related to restricted cash and trade accounts receivable. At December 31, 2012 and 2013, all of the Company’s cash and cash equivalents were held by one United States financial institution and exceeded federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with relationships with commercial banking or financial institutions.

The Company performs ongoing credit evaluations of its customers’ financial conditions. There were no reserves required as of December 31, 2012 and 2013, nor were there any impairments or write-offs for the years ended December 31, 2012 and 2013.

During the year ended December 31, 2012, the Company had two customers representing 61% and 19% of total revenue. During the year ended December 31, 2013, the Company had one customer representing 75% of total revenue.

As of December 31, 2012, the Company’s trade accounts receivable included 68% due from one customer. As of December 31, 2013, the Company’s trade accounts receivable included 61% and 23% due from two customers.

The Company is dependent on a single-source supplier to provide purification and fill-finish services related to the manufacture of ATryn. In addition, following the Divestment described in Note 1 and Note 17, the Company will be dependent on LFB USA, who holds the manufacturing rights to ATryn, for the supply of finished ATryn vials.

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to thirty years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the remaining term of the lease, whichever is shorter. Costs for repairs and maintenance are expensed as incurred.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in business circumstances indicate the carrying amount of an asset may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. If changes in business circumstances lead the Company to believe that any of its long-lived assets may be impaired, the Company will (a) evaluate to the extent to which the remaining book value of the asset is recoverable by comparing the future undiscounted cash flows estimated to be associated with the asset to the asset’s carrying amount and (b) write-down the carrying amount to the market value to the extent necessary. There was no impairment of long-lived assets for the year ended December 31, 2012. During the year ended December 31, 2013, the Company recognized an impairment loss for a pre-production asset. Refer to Note 7 for further details regarding this impairment loss.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

Deferred offering costs

Deferred offering costs, which primarily consist of direct, incremental legal and accounting fees related to the IPO, are capitalized within other current assets. The deferred issuance costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The Company has incurred $176,000 in IPO costs as of December 31, 2013, which are included in accrued liabilities and other current assets on the accompanying consolidated balance sheet. No such IPO costs were incurred by the Company during the year ended December 31, 2012.

Revenue recognition

The Company’s principal sources of revenue during the periods presented were: (i) product sales of ATryn in the United States; and (ii) contract research service revenues primarily derived from its master services agreement with LFB Biotech (see Note 14) and, to a lesser extent, other third party customers. In all instances, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, and collectability of the resulting receivable is reasonably assured.

Product revenue

The Company sells ATryn in the United States to distribution partners based on contractually predetermined price arrangements. Orders are processed through a third party logistics provider, who holds inventory and processes sales transactions with distribution partners on its behalf. The distribution partners sell directly to hospitals. The Company monitors inventory levels at its distribution partners. Revenue is recognized upon arrival at the distribution partners. All revenues from product sales to distributors are recorded net of applicable provisions for returns, discounts, and other applicable allowances in the same period the related sales are recorded, as described further below.

Product returns

The Company’s standard return policy does not generally allow distribution partners to return product, except in the event of certain circumstances, such as the delivery of damaged product or a product recall. Returns related to damaged product have been immaterial in all periods presented. Historically, the Company has not experienced any product recalls, and does not anticipate any for the foreseeable future, and as such does not record a returns reserve. In the event of a product recall or similar circumstance outside of the customers’ control, the Company may issue the customer replacement product for product returned. In these limited circumstances, expected costs of the replacement product are recognized within cost of product revenues.

Honor program

The Company allows customers to apply for a credit for use against outstanding sales invoices or future sales for unused partial vials of product under the Honor Program. Under this program, hospitals are entitled to report partially used vials to the distribution partner from which they purchased the product for a period up to four months from the date of shipment, and if the request qualifies under the Honor Program, the distribution partners agree to issue the hospital a credit for the portion of the vial that is unused. The Company issues a corresponding credit to the distribution partner for the unused product at the Company’s net selling price to the distribution partner. Hospitals are not required to return the product to qualify for the credit. The Company accounts for the Honor Program by recording a reserve for the

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

estimated credit at the time revenue is recognized. The Company’s estimate of the reserve for the Honor Program is analyzed quarterly on trailing twelve months’ information and is based upon many factors, including historical experience of actual returns, analysis of the level of inventory in the distribution channel, and the timing of when partial vial credit claims are made. The Company records product revenue net of expected refunds or credits granted to customers at the time of the sale to its distribution partners.

Reserves for the Honor Program are recorded in accrued liabilities and were $1.8 million and $1.5 million at December 31, 2012 and 2013, respectively. The reconciliation of the Company’s reserve for the Honor Program is as follows:

(In thousands)

Balance as of December 31, 2011	$461
Additions	4,256
Credits issued	(2,885)

Balance as of December 31, 2012	1,832
Additions	5,569
Credits issued	(5,941)

Balance as of December 31, 2013	$1,460

In addition to the Honor Program described above, the Company records revenue net of reserves for prompt pay discounts and distribution partner management fees. The Company believes that the reserves it has established are reasonable and appropriate based upon current facts and circumstances. Applying different judgments to the same facts and circumstances could result in the estimated amounts for the Honor Program, discounts, wholesale management fees to vary. If actual results vary with respect to the Company’s sales returns reserves, it may need to adjust these estimates, which could have a material effect on its results of operations in the period of adjustment. Changes in the estimates related to revenue related reserves, which were not material during the years ended December 31, 2012 and 2013, are recorded in the period the change is identified. Actual amounts may ultimately differ from the Company’s estimates. If actual results vary in a future period, the Company will adjust these estimates, which could have an effect on earnings in the period of adjustment.

Service revenue

The Company performs contract research services on behalf of LFB Biotech and other unrelated third parties. The Company records revenue for services performed on behalf of LFB Biotech based on labor and supplies incurred during the period. If applicable, cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue as services are performed over the applicable term of the agreement.

Cost of revenue—cost of product revenue, cost of service revenue and cost of related party service revenue

Cost of product revenue consists primarily of costs incurred in the production process, including costs of raw material and components, assembly labor and overhead, quality costs and royalties paid under licensing agreements.

Cost of service revenue consists primarily of costs incurred in operation of the Company’s diagnostic laboratories including labor and overhead, quality costs, consumables used in the testing process and packaging and delivery costs.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

Cost of related party service revenue consists primarily of costs incurred in operation of the Company’s clinical trial costs, as well as certain subcontracted research projects.

Included in the cost of revenue are the costs of operating the transgenic production facility, which produces the active pharmaceutical ingredients for the Company’s lead product as well as other product candidates that the Company creates and/or produces for its service customers. The total cost of this facility is charged to cost of product revenue, cost of service revenue and the cost of related party service revenue.

Inventory

At December 31, 2012 and 2013, the Company’s inventory consisted of work-in process and finished goods. The Company carries inventory at the lower of cost or market using the first-in, first-out method. The Company expects that all inventories will be sold for commercial use or used in clinical trials. Inventories on hand at December 31, 2012 and 2013 were related to ATryn, for which the Company has marketing approval for commercial sale in the United States. At the point in time when the Company determines inventory on hand will be used in clinical trials, the Company will charge the inventory to research and development expense or cost of related party service revenue.

Research and development costs

All research and development costs are expensed as incurred. These costs include labor, materials, inventory supplies and overhead that are consumed in support of research and development activities. Research and development costs related to contracted services are recorded within cost of related party service revenue or cost of service revenue.

Segments

The Company follows the authoritative literature that established annual and interim reporting standards for enterprises’ operating segments and related disclosures about products and services, geographic regions and major customers. Operating segments are defined as components of an entity for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company is organized as and operates in two operating segments, which are described in Note 16.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using the expected enacted tax rates for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Comprehensive income (loss)

Comprehensive income (loss) includes net loss as well as other changes in stockholder’s equity (deficit) that result from transactions and economic events other than those with the stockholder. The Company’s comprehensive loss is equal to its net loss for all periods presented.

Net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. Diluted net loss is computed by adjusting net loss to

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period, including potential dilutive common shares.

Diluted net loss per share is the same as basic net loss per share for the years ended December 31, 2012 and 2013, as the Company did not have any securities outstanding other than its outstanding common stock.

Recently issued and adopted accounting pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard was issued that amended existing guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. The new standard requires the disclosure of significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. The standard is effective prospectively for interim and annual periods beginning after December 15, 2012. The Company adopted this guidance as of January 1, 2013 and its adoption did not have an effect on its financial statements.

In July 2013, the FASB issued changes to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. These changes require an entity to present an unrecognized tax benefit as a liability in the consolidated financial statements if a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, an unrecognized tax benefit is required to be presented in the consolidated financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. These changes became effective for the Company on January 1, 2014. The Company is currently assessing the impacts, if any, of this new guidance on its financial condition, results of operations or cash flows.

2. Fair value measurements

As a basis for determining the fair value of certain of the Company’s financial instruments, the Company utilizes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level I —	Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level II—	Observable inputs, other than Level I prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The carrying amount of certain of the Company’s financial instruments, including cash, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses approximate fair value due to their short maturities.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

A summary of the assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and 2013 consisted of the following:

(In thousands)

	Fair Value Measures as of December 31, 2012
Assets	Total	Level I	Level II	Level III
Certificate of deposit	$249	$—	$249	$—

Total	$249	$—	$249	$—

	Fair Value Measures as of December 31, 2013
Assets	Total	Level I	Level II	Level III
Money market fund	$50	$—	$50	$—
Certificate of deposit	249	—	249	—

Total	$299	$—	$299	$—

The money market fund and certificate of deposit are classified as restricted cash, and included within other assets in the consolidated balance sheet.

3. Inventory

Inventory as of December 31, 2012 and 2013 consisted of the following:

(In thousands)
	As of December 31,
	2012	2013
Work-in process	$3,039	$2,972
Finished goods	1,593	2,727

Total inventory	$4,632	$5,699

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets as of December 31, 2012 and 2013 consisted of the following:

(In thousands)
	As of December 31,
	2012	2013
Prepaid insurance	$235	$182
Prepaid service/ licensing fees	203	333
Production assets	—	297
Supplies	668	665
Deposits	362	513
Other current assets	112	354

Total other current assets	$1,580	$2,344

5. Property, plant and equipment

Property, plant and equipment as of December 31, 2012 and 2013 consisted of the following:

(In thousands)
	Useful Life (Years)	As of December 31,
		2012	2013
Land	-	$2,864	$2,864
Buildings	20-30	8,360	8,360
Leasehold improvements	lease life	1,261	1,760
Laboratory, manufacturing and office equipment	3-10	3,121	4,189

		15,606	17,173
Less accumulated depreciation		(5,338)	(7,104)

Total property, plant and equipment, net		$10,268	$10,069

For the years ended December 31, 2012 and 2013, the Company recorded depreciation expense of $1.1 million and $1.8 million, respectively. During the year ended December 31, 2013, the Company determined that it would terminate a supply arrangement with a third party supplier prior to the original contract termination date. The Company recorded accelerated depreciation of $262,000 to expense the net carrying amount of equipment related to this arrangement over the shortened remaining term of the agreement, which ended in August 2013.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

6. Intangible assets

The Company’s intangible assets consist of intellectual property, principally a technology patent, a technology license and a trademark. During the years ended December 31, 2012 and 2013, there were no additional amounts capitalized. The license and trademark are being amortized over the estimated remaining useful lives of the underlying assets. Intangible assets as of December 31, 2012 and 2013 consisted of the following:

(In thousands)
	Amortizable Life	As of December 31,
		2012	2013
Technology patent	17 years	$4,573	$4,573
Technology license	9 years	1,000	1,000
Trademark	5 years	1,753	1,753

		7,326	7,326

Accumulated amortization		(2,677)	(3,451)

Total intangible assets, net		$4,649	$3,875

For the years ended December 31, 2012 and December 31, 2013, the Company recorded amortization expense of $774,000 and $774,000, respectively.

At December 31, 2013, the expected future amortization of the intangible assets, are as follows:

(In thousands)
Year Ending December 31,
2014	$569
2015	423
2016	371
2017	267
2018	267
Thereafter	1,978

Total amortization	$3,875

7. Other assets

Other assets consist primarily of the Company’s pre-production assets, which relate to upfront capital costs associated with building manufacturing capability at a third party Contract Manufacturing Organization (“CMO”) and restricted cash (see Note 1). The Company is contractually required to pay upfront costs to the third party CMO to build the capacity, which will be realized with a lower per piece purchase price of each inventory item acquired from the CMO. During the year ended December 31, 2013, the Company determined that one of the production lines currently being constructed at a third party CMO would not be sufficient to meet the Company’s future capacity requirement. As a result the Company recorded an impairment of $2.2 million due to this termination of the planned manufacturing capacity for one of the two manufacturing lines, which is expected to be replaced by a higher capacity manufacturing process in the future. The remaining manufacturing line, which had a carrying value of $7.8 million as of December 31, 2013 is expected to be approved for commercial sales in August 2014 at

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

which time commercial manufacturing is expected to commence. The carrying value will be amortized into inventory as future ATryn inventory is purchased from the third party supplier over the supply contract term, which runs through 2016. Also included in other assets is approximately $249,000 and $299,000 of restricted cash as of December 31, 2012 and 2013, respectively.

8. Accrued liabilities

Accrued liabilities as of December 31, 2012 and 2013 consisted of the following:

(In thousands)
	As of December 31,
	2012	2013
Accrued payroll and benefits	$1,307	$1,605
Accrued management incentives	1,731	1,965
Accrued royalties	883	990
Allowance for credits	1,832	1,460
Other accrued expenses	1,447	1,120

Total accrued liabilities	$7,200	$7,140

9. Net loss per share

Basic and diluted net loss per share for the years ended December 31, 2012 and 2013 were as follows:

(In thousands, except share amounts)

	Year Ended December 31,
	2012	2013
Net loss	$(16,109)	$(11,749)

Weighted average shares outstanding—basic and diluted	25,000,000	25,000,000

Net loss per share—basic and diluted	$(0.64)	$(0.47)

During the years ended December 31, 2012 and 2013, the Company did not have any securities outstanding other than common stock.

10. Common stock

The Company’s Articles of Organization, as amended, authorized the Company to issue 50,000,000 shares of $0.01 par value common stock. The Company had 25,000,000 shares of its common stock issued and outstanding as of December 31, 2012 and 2013, all of which was held by LFB Biotech.

11. Income taxes

The Company has generated losses since inception. The Company has recorded no income tax benefits related to losses during the years ended December 31, 2012 and 2013, respectively, due to its uncertainty of realizing a benefit from those losses.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

Domestic and foreign pre-tax income (loss) is as follows:

(In thousands)	Year Ended December 31,
	2012	2013
United States	$(16,070)	$(11,749)
Foreign	(39)

	$(16,109)	$(11,749)

A reconciliation of the U.S. federal statutory tax rate to the effective income tax rate is as follows:

	Year Ended December 31,
	2012	2013
Federal tax expense (benefit) at statutory rate	34.0%	34.0%
State Tax (net of federal benefit)	5.5	5.4
Research and development tax credits	—	1.5
Permanent items/foreign tax rate differential	(0.3)	(0.2)
Other	—	(1.3)
Change in valuation allowance	(39.2)	(39.4)

Effective tax rate	—%	—%

Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using future expected enacted rates. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

The components of the deferred tax assets and liabilities at December 31, 2012 and 2013, respectively, are as follows:

(In thousands)

	As of December 31,
	2012	2013
Net operating loss carryforwards	$48,912	$55,834
Capitalized research and development expenses	12,032	9,076
Tax credits	1,583	1,774
Advance payments	84	74
Inventory	83	100
Accrued comp	302	361
Other accruals	1,017	890
Other	401	596
Other intangibles	(1,601)	(1,358)
Depreciation/gain (loss) on sale of fixed assets	(153)	(61)

Total gross deferred tax asset	62,660	67,286
Valuation allowance	(63,428)	(68,054)

Net deferred tax liability	$(768)	$(768)

As of December 31, 2013, the Company had federal and state net operating losses (“NOLs”) of $150.0 million and $91.7 million (net of Section 382 limitation), respectively, and federal and state research and experimentation credit carryforwards of approximately $830,000 and $1.2 million (net of Section 382 limitation), respectively, which will expire at various dates starting in 2014 through 2033. As required by

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

ASC 740-10 the Company’s management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, and has determined that it is not more likely than not that the Company will recognize the benefits of the deferred tax assets. Accordingly, a valuation allowance of approximately $68.1 million has been established at December 31, 2013. As of December 31, 2012 and 2013 the Company had a short term deferred tax liability of $129,000 and $87,000, respectively, which was included within accrued liabilities on the consolidated balance sheet. As of December 31, 2012 and 2013 the Company had a long term deferred tax liability of $639,000 and $681,000, respectively, which was included within other long term liabilities on the consolidated balance sheet.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986, or Section 382, as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general an ownership change as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The Company has completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since the Company’s formation. The study shows a change of the ownership occurred in November 2009 resulting in a section 382 limitation, the effects of which are reflected in these financial statements.

The American Taxpayer Relief Act of 2012 (the “Act”) was enacted on January 2, 2013. The Act retroactively reinstated the federal research and development credit from January 1, 2012, through December 31, 2013. As a result of the change in the tax law, the Company recognized a benefit of $181,000 to income tax expense in the first quarter of 2013 offset by a change in valuation allowance, the quarter in which the law was enacted for certain expenses incurred in 2012.

The Company had not recorded any amounts for unrecognized tax benefits as of December 31, 2013 and 2012.

The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision.

As of December 31, 2012 and 2013, the Company had no accrued interest or tax penalties recorded. The Company’s income tax return reporting periods since December 31, 2010 are open to income tax audit examination by the federal and state tax authorities. In addition, because the Company has net operating loss carry-forwards, the Internal Revenue Service is permitted to audit earlier years and propose adjustments up to the amount of net operating losses generated in those years. The Company files income tax returns in the U.S. federal, various state and foreign jurisdictions. There are currently no federal or state audits in progress by the Internal Revenue Service or any other jurisdictions for any tax years.

12. Employee benefit plans

The Company has a 401(k) retirement and profit-sharing plan (the “401(k) Plan”) covering all qualified employees. The 401(k) Plan allows each participant to contribute a portion of their base wages up to an amount not to exceed an annual statutory maximum. The Company matches 50% of the employee’s contribution up to 6% of their salary subject to U.S. federal income tax limitations. Matching contributions vest immediately for participants who have been employed for five years; otherwise, matching contributions vest annually after year two in one-quarter increments until the five-year employment requirement has been met. The Company contributed a match of $251,000 and $266,000 to the 401(k) Plan for the years ended December 31, 2012 and 2013, respectively.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

13. Due to related party

The Company entered into a cash pooling agreement with LFB, the parent of LFB Biotech and LFB Biotech that provided for advances to cover expenses as needed to fund operations of the Company (see Note 14). The cash pooling agreement renews annually, with the ability to terminate with three months prior notice to the anniversary date or six months written notice throughout the remainder of the year. As of December 31, 2012 and December 31, 2013 the Company was in a net borrowing position of $13.5 million and $26.5 million, respectively. The Company incurred interest charges at an average rate of 2.17% and 2.37% for the years ended December 31, 2012 and 2013, respectively. As of December 31, 2012 and 2013, accrued interest on the borrowing was $119,000 and $229,000, respectively. During the years ended December 31, 2012 and 2013, the Company has incurred interest expense related to the borrowings of $264,000 and $581,000, respectively.

14. Related party arrangements

Cash pooling agreement

In January 2011, the Company entered into a cash pooling agreement with LFB and LFB Biotech to manage its cash flow. Under the terms of this cash pooling agreement, ending daily cash balances in excess of $1.1 million were swept to an LFB controlled account. In the event the Company’s ending daily cash balance fell below $0.9 million, LFB would make an overnight deposit in an amount equal to the difference between the ending cash balance and $1.0 million. Cash advanced to LFB under the program earned interest at a contractually determined rate, and cash funding received under the program generated interest charges at a contractually determined rate. As of December 31, 2013, the Company had outstanding an aggregate of $26.5 million borrowed from LFB under the cash pooling agreement and $229,000 in accrued interest.

Master license agreement

On December 31, 2012, the Company entered into a master license agreement with LFB, (the “Master License Agreement”), whereby the Company granted LFB an exclusive worldwide license to all intellectual property owned by the Company with the exception of the U.S. ATryn trademark and the rights to any intellectual property created by the Company after January 1, 2013. In consideration for the licenses and other rights granted to LFB, LFB was obligated to pay the Company a percentage of net sales of ATryn on a country-by-country basis outside the United States as a royalty. The royalties payable to the Company are in the mid-single digits with additional royalty payments in the low-single digits required to be made by LFB to acquire patent rights from other third parties. No royalties have been paid to the Company to date under this agreement.

Sublicense agreement

On December 31, 2012, simultaneously with entering into the Master License Agreement, the Company also entered into a sublicense agreement (the “Sublicense Agreement”) whereby LFB sublicensed back to the Company the exclusive rights to develop and commercialize ATryn in the United States and the non-exclusive right to manufacture any transgenic product under any intellectual property owned by or licensed to LFB.

Services agreement

In July 2009, the Company entered into a services agreement with LFB Biotech pursuant to which the Company performs research, process and product development and regulatory services and were compensated at commercial rates. During the year ended December 31, 2012, the Company recognized

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

related party revenue of $10.9 million related to this agreement, primarily related to the development to LFB-owned programs, not including ATryn. Costs incurred in conjunction with these services, including for the development of LFB-owned programs are recorded within cost of related party service revenue. This agreement was terminated in December 2012.

Master service agreement

On January 1, 2013 the Company entered into a master services agreement with LFB (the “Master Services Agreement”), pursuant to which the Company provided research, process and product development and regulatory services and was compensated at commercial rates.

The Company is compensated for its services based on the cost of the underlying services plus a contractually agreed-upon margin. During the year ended December 31, 2013, the Company recognized related party revenue of $24.8 million related to this agreement, primarily related to the development of ATryn and other LFB-owned programs. Costs incurred in conjunction with these services, including for the development of ATryn and other LFB-owned programs are recorded within cost of related party service revenue.

On March 31, 2014, in connection with the Divestment, this agreement was transferred to LFB USA (see Note 17).

Collaboration agreement

In September 2006, the Company entered into a joint development and commercialization agreement with LFB Biotech (the “Collaboration Agreement”) to develop selected recombinant plasma proteins and monoclonal antibodies using its transgenic production platform.

The Company amended and restated the Collaboration Agreement in June 2008 and established a joint venture LFB/GTC LLC. Under the terms of the Collaboration Agreement, the Company developed recombinant forms of human alpha-1 antitrypsin, Factor VIIa and Factor IX. The Collaboration Agreement was terminated in June 2012 pursuant to the termination and license agreement described below.

Termination agreement

In June 2012, the Company entered into a termination and license agreement (the “Termination Agreement”) whereby the Company terminated the Collaboration Agreement and dissolved the joint venture. In connection with the termination, LFB Biotech paid the Company $5.0 million, each party regained its rights to the products it originated, and all licenses, exclusivity obligations and other rights and obligations between the parties were terminated. In addition, the Company forgave a receivable of $147,000 that was due from the joint venture. The Company recorded the termination payment from LFB Biotech in equity. In addition, as part of the Termination Agreement, the Company also recognized $38.7 million of additional paid-in capital due to forgiveness of payables due to LFB Biotech, which were assumed by the Company upon termination of the joint venture.

15. Commitments and contingencies

The Company is a party to license agreements for certain technologies (see Note 14). Several of these agreements contain provisions for the future royalties to be paid on commercial sales of products developed from the licensed technologies. Royalties due to Genzyme and Tufts are based on net sales of ATryn in the United States. Additionally, royalties are due to Tufts based on net sales of rhAAT in the United States. The royalties for Genzyme are in the mid-single digit percentage range up to a capped amount or a termination date of July 15, 2034, whichever is earlier. The royalties for Tufts are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

On July 15, 2010, the Company entered into a termination, transfer and release agreement with a former licensee to terminate the acquisition, licensing, development and supply agreement, dated June 22, 2008 and the supply agreement, dated August 13, 2008. Pursuant to the termination, transfer and release agreement, the Company agreed to pay royalties in the high single-digit percentage range on net sales in the United States up to an amount capped in the low double-digit millions or until July 15, 2034, if earlier.

The aggregate royalty expense for the years ended December 31, 2012 and 2013 was $694,000 and $1.7 million, respectively.

The Company leases facilities and equipment under various operating leases. The facility lease agreement includes base rent escalation over the initial term, therefore, the Company is amortizing the cost of the lease on a straight-line basis over the lease term and the resulting deferred liability recorded on the accompanying consolidated balance sheet as of December 31, 2012 and 2013 was $40,000 and $61,000. Rent expense for the years ended December 31, 2012 and December 31, 2013 was $611,000 and $630,000, respectively. At December 31, 2013, the Company’s future minimum payments required under these leases are as follows:

(In thousands)
Year Ending December 31,
2014	$642
2015	493

Total	$1,135

The Company is a co-defendant, along with LFB and LFB Biotech, of a contractual dispute in France initiated by BioProtein Technologies S.A. in 2008 regarding a prior development agreement between LFB and the plaintiff. The complaint seeks €325.0 million (approximately $447.0 million at December 31, 2013) in damages based on allegations that the plaintiff holds rights to 6% royalties on sales of recombinant Factor Vlla, a product candidate currently in clinical development by LFB USA. In a ruling dated November 8, 2011, the First Instance Court of Paris dismissed the case, and the claimant was required to pay LFB and LFB Biotech €400,000 (approximately $551,000 at December 31, 2013) for costs and attorneys’ fees. The claimant filed an appeal against the ruling in Paris Court of Appeal in December 23, 2011. Because the claims relate to assets transferred to LFB USA in connection with the Divestment and are unrelated to ATryn, rhAAT and any other assets that remain in the Company, LFB USA has assumed all liabilities with respect to the litigation under an assumption agreement executed on March 31, 2014, and LFB and LFB Biotech are filing a request with the Paris Court of Appeal to have the Company removed and replaced by LFB USA as a party to the litigation. Further, LFB Biotech and LFB USA have agreed to indemnify the Company in full for any potential damages or costs that may arise in connection with the Company being a party to this dispute.

16. Segment information

The Company performs research and development, contract manufacturing services and sells products that treat diseases. The Company is organized as and operates in two reportable segments: the ATryn segment and the CMO/CRO segment.

The Company’s chief operating decision maker is the collective function of the chief executive officer, chief financial officer and the executive committee. The chief operating decision maker reviews financial information presented on a total Company basis, accompanied by information about segment revenue and expenses with detailed descriptions of period results by segment. The chief operating decision maker does not review segment information related to general and administrative expenses. The Company does

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

not discretely allocate assets to its operating segments, nor does the Company’s chief operating decision maker evaluate operating segments using discrete asset information. The Company’s chief operating decision maker evaluates performance based on segment profit, which is revenues minus operating expenses, excluding general and administrative expenses and certain one-time charges, before deducting additional expenses.

Operating results for each segment and a reconciliation of segment profit (loss) to loss from operations are as follows:

(In thousands)
	Year Ended December 31, 2012
	ATryn	CMO/CRO	Total
Revenue:
Product revenue	$6,257	$—	$6,257
Service and related party service revenue	—	11,649	11,649

Total revenue	6,257	11,649	17,906

Operating expenses:
Cost of product revenue	6,544	—	6,544
Cost of service and related party service revenue	—	10,435	10,435
Research and development	6,362	1,849	8,211
Sales and marketing	2,952	—	2,952

Total operating expenses	15,858	12,284	28,142

Segment profit (loss)	$(9,601)	$(635)	(10,236)

Adjustments:
General and administrative			(5,576)

Operating loss			$(15,812)

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

(In thousands)	Year Ended December 31, 2013
	ATryn	CMO/CRO	Total
Revenue:
Product revenue	$7,745	$—	$7,745
Service and related party service revenue	—	25,317	25,317

Total revenue	7,745	25,317	33,062

Operating expenses:
Cost of product revenue	9,214	—	9,214
Cost of service and related party service revenue	—	23,160	23,160
Research and development	889	—	889
Sales and marketing	3,170	—	3,170

Total operating expenses	13,273	23,160	36,433

Segment profit (loss)	$(5,528)	$2,157	(3,371)

Adjustments:
General and administrative			(5,615)
Impairment of pre-production asset			(2,156)

Operating loss			$(11,142)

The following table is based on the geographical location of distributors who purchased products and customers for whom the Company provides services. For sales to distributors and customers, geographical location may be different from the geographical locations of the ultimate end user. Revenue by geography for the years ended December 31, 2012 and 2013 are as follows:

(In thousands)

	Year Ended December 31,
	2012	2013
United States	$6,771	$7,802
France	10,943	24,793
Canada	—	41
Europe	192	426

Total revenue	$17,906	$33,062

All property, plant and equipment are located in the United States.

17. Subsequent events

For the consolidated financial statements as of and for the year ended December 31, 2013, the Company evaluated subsequent events through April 11, 2014, the date the financial statements were issued.

Asset purchase agreement

On March 31, 2014, the Company entered into an asset purchase agreement whereby LFB USA purchased from the Company all assets and liabilities other than assets and liabilities primarily related to the development and commercialization (but not manufacture) of ATryn in the United States including, but

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

not limited to, the Master License Agreement and the Sublicense Agreement for net cash proceeds of $17.5 million. In connection with the Divestment, the Company declared and paid a one-time cash dividend of $13.1 million to LFB Biotech.

Master license agreement—amended and restated

On March 31, 2014, in connection with and immediately prior to the Divestment, the Company amended and restated the Master License Agreement to exclude from the license the rights to develop and commercialize ATryn in the United States, the rights to manufacture ATryn for its development and commercialization in the United States, the rights to develop and commercialize rhAAT, and the rights to manufacture rhAAT for its development and commercialization. LFB retained the rights to manufacture and commercialize ATryn outside the United States as well as the rights to manufacture and commercialize other products using the transgenic animal technology. The Master License Agreement, as amended and restated, was then transferred to LFB USA in connection with the Divestment.

Sublicense agreement—amended and restated

On March 31, 2014, simultaneously with amending and restating the Master License Agreement, the Company amended and restated the Sublicense Agreement where LFB sublicensed back to the Company the non-exclusive right to manufacture any transgenic product under any intellectual property owned by or licensed to LFB for development and commercialization worldwide, subject to certain restrictions. The Sublicense Agreement, as amended and restated, was then transferred to LFB USA in connection with the Divestment.

Supply agreement

On March 31, 2014, the Company entered into a supply agreement whereby LFB USA shall supply the Company with ATryn for development and commercialization in the United States, and any other regions, countries or territories for which the Company may obtain rights to commercialize ATryn, for a period of 20 years unless sooner terminated by LFB USA following uncured breach or insolvency or by the Company following a material breach or insolvency. LFB USA will supply the Company ATryn at cost plus a markup. However, if LFB USA subcontracts the downstream manufacturing or fill and finish processes, the markup will be reduced for the costs related to the subcontracted activities.

Exclusive license agreement

On March 31, 2014, the Company entered into an exclusive license agreement where LFB USA granted the Company an exclusive, worldwide license (or sub-license with respect to third party in-licensed intellectual property) to develop and commercialize rhAAT worldwide under any intellectual property owned by or licensed to LFB USA. The Company has the right to grant sublicenses outright to third parties. In consideration for the licenses and other rights granted to the Company, the Company is obligated to pay LFB USA royalties based on a percentage of net sales on a product-by-product and country-by-country basis. The royalties on the net sales that may be payable to LFB USA are in the low single digit range. The Company is also required to reimburse LFB USA for any royalties due to Tufts University based on net sales of rhAAT in the United States. The royalties for Tufts University are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

ATryn agreement

On March 31, 2014, under the ATryn agreement, LFB purchased the exclusive right to use in all territories outside the United States all preclinical, clinical and regulatory data generated by or on behalf of the

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

Company in connection with its development of ATryn for the proposed preeclampsia indications for a purchase price of $10.0 million dollars, to be paid in five installments upon the achievement of certain milestones.

Additionally, each party has the option to obtain an exclusive right to obtain all preclinical, clinical and regulatory data generated by other party for indications other than HT AD and preeclampsia. Under the same agreement, LFB also grants the Company the right of first negotiation to obtain an exclusive license to develop and commercialize ATryn in any country outside the United States other than France and other countries where LFB has already granted to a third party a license to develop and commercialize ATryn.

Use and occupancy agreement

Following the transfer of the Company’s lease to LFB USA, the landlord and LFB USA will permit the Company to use and occupy 8,331 square feet of its Framingham, Massachusetts office space pursuant to a use and occupancy agreement, which the Company signed March 31, 2014. As long as the Company maintains offices in LFB USA’s facilities, the Company will pay a monthly fee of equal to 31% of the rent payable by LFB USA to the landlord for the fourth floor office space.

ROFN agreement

On March 31, 2014, the Company entered into a right of first negotiation agreement whereby LFB granted the Company rights of first negotiation for the commercialization of Wilfactin and Clottafact in the United States. If the Company elects to exercise its right of first negotiation, the parties have agreed to negotiate in good faith the terms of a distribution agreement for such product.

Payment reimbursement agreement

In connection with the Divestment, certain agreements with Genzyme Corporation and Tufts University covering certain intellectual property rights to ATryn were included in the assets purchased by LFB USA. As a result, the Company also entered into a payment reimbursement agreement with LFB USA, under which it is required to reimburse LFB USA for any royalties due to Genzyme Corporation and Tufts University based on net sales of ATryn in the United States. The royalties for Genzyme Corporation are in the mid-single digit percentage range with such amount capped mid-double digit millions. The royalties for Tufts University are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

Stock split

In connection with preparing for the public offering of its common stock, the Company’s Board of Directors and stockholder approved a stock split of the Company’s common stock on a 25,000-for-one basis. The stock split became effective on April 1, 2014. All share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this stock split, including reclassifying an amount equal to the increase in par value of common stock from additional paid-in capital.

2014 Stock Option Plan

The Company’s 2014 Stock Option and Incentive Plan, or the 2014 Option Plan, was adopted by the Company’s board of directors and approved by its stockholder, LFB Biotech, on April 2, 2014. The 2014 Option Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-

rEVO Biologics, Inc.

Notes to Consolidated Financial Statements

based awards, performance share awards and dividend equivalent rights. The shares the Company issues pursuant to awards granted under the 2014 Option Plan will be authorized but unissued shares or shares that the Company reacquires. The Company has initially reserved 2,635,000 shares of its common stock for the issuance of awards under the 2014 Option Plan. The 2014 Option Plan provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2015, by 4% of the outstanding number of shares of its common stock on the immediately preceding December 31 or such lesser number as may be determined by its compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. Shares underlying awards that are forfeited, canceled or are otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2014 Option Plan.

On April 2, 2014, the Company granted options to purchase 1,425,474 shares of common stock and 319,733 restricted stock units (“RSUs”) for common stock to employees and directors under the 2014 Option Plan. On April 10, 2014, certain employees granted stock options and RSUs were transferred to LFB USA in connection with the Divestment.

rEVO Biologics, Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share amounts)

(Unaudited)

	December 31, 2013	March 31, 2014
Assets
Current assets
Cash and cash equivalents	$644	$5,388
Accounts receivable	800	944
Inventory	5,699	1,609
Other current assets	2,344	1,199

Total current assets	9,487	9,140
Property, plant and equipment, net	10,069	—
Intangible assets, net	3,875	58
Other assets	8,726	299

Total assets	$32,157	$9,497

Liabilities and Stockholder’s Deficit
Current liabilities
Accounts payable	$5,949	$1,403
Accrued liabilities	7,140	5,131
Accrued income taxes payable	—	6,545
Short-term deferred contract revenue	26	—
Due to related party	26,501	446

Total current liabilities	39,616	13,525
Long-term deferred contract revenue	163	—
Other long-term liabilities	759	—

Total liabilities	40,538	13,525

Commitments and contingencies

Stockholder’s deficit
Common stock, $.01 par value, 50,000,000 shares authorized, 25,000,000 shares issued and outstanding as of December 31, 2013 and March 31, 2014	250	250
Additional paid-in capital	116,077	123,455
Accumulated deficit	(124,708)	(127,733)

Total stockholder’s deficit	(8,381)	(4,028)

Total liabilities and stockholder’s deficit	$32,157	$9,497

The accompanying condensed notes are an integral part of the condensed consolidated financial statements.

rEVO Biologics, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2013	2014
Revenue
Product revenue	$1,921	$1,851
Service revenue	62	101
Related party service revenue	5,328	5,690

Total revenue	7,311	7,642

Operating expenses
Cost of product revenue	2,093	3,074
Cost of service revenue	349	392
Cost of related party service revenue	4,369	5,058
Research and development	271	59
Selling, general, and administrative	2,000	3,860

Total operating expenses	9,082	12,443

Operating loss	(1,771)	(4,801)
Interest expense	(99)	(159)
Other expense	(5)	(1)

Loss before provision for income taxes	(1,875)	(4,961)
Income tax benefit	—	1,936

Net loss and comprehensive loss	$(1,875)	$(3,025)

Net loss per share—basic and diluted	$(0.08)	$(0.12)

Weighted average shares outstanding—basic and diluted	25,000,000	25,000,000

The accompanying condensed notes are an integral part of the condensed consolidated financial statements.

rEVO Biologics, Inc.

Condensed Consolidated Statements of Stockholder’s Deficit

(Amounts in thousands, except share amounts)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Deficit
	Shares	Amount
Balance at December 31, 2013	25,000,000	$250	$116,077	$(124,708)	$(8,381)
Divestment of non-ATryn business, net of taxes of $7,719	—	—	20,478	—	20,478
Dividend paid to LFB Biotech	—	—	(13,100)	—	(13,100)
Net loss	—	—	—	(3,025)	(3,025)

Balance at March 31, 2014	25,000,000	$250	$123,455	$(127,733)	$(4,028)

The accompanying condensed notes are an integral part of the condensed consolidated financial statements.

rEVO Biologics, Inc.

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	Three Months Ended March 31,
	2013	2014
Cash flows from operating activities
Net loss	$(1,875)	$(3,025)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	495	505
Changes in operating assets and liabilities:
Accounts receivable	(357)	(186)
Inventory	(1,345)	(738)
Other assets	(1,167)	510
Accounts payable	(555)	363
Accrued liabilities	(2,324)	(1,264)
Other liabilities	115	82
Deferred contract revenue	(55)	(6)

Net cash used in operating activities	(7,068)	(3,759)

Cash flows from investing activities
Net proceeds from divestment of non-ATryn business	—	17,455
Purchases of property, plant and equipment	(297)	(256)

Net cash (used in) provided by investing activities	(297)	17,199

Cash flows from financing activities
Net proceeds from related party	8,165	4,687
Cash paid for offering costs	—	(283)
Dividend paid to LFB Biotech	—	(13,100)

Net cash (used in) provided by financing activities	8,165	(8,696)

Net increase in cash and cash equivalents	800	4,744
Cash and cash equivalents at beginning of period	2,807	644

Cash and cash equivalents at end of period	$3,607	$5,388

Supplemental disclosures of noncash investing and financing activities:
Deferred offering costs included in accounts payable and accrued expenses	$—	$347
Accrued income taxes on the gain from divestment of non-ATryn business	$—	$7,719
Supplemental cash flow information:
Cash paid for interest—related party	$—	$172
Cash paid for income taxes	$—	$—

The accompanying condensed notes are an integral part of the condensed consolidated financial statements.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. Description of business and significant accounting policies

Description of business

rEVO Biologics, Inc. (the “Company”) is a commercial-stage biopharmaceutical company focused on the development and commercialization of specialty therapeutics to address unmet medical needs in patients with rare, life-threatening conditions. The Company has one commercial product, ATryn, the first and only recombinant human antithrombin, which has been marketed in the United States since 2009 for the prevention of blood clots during or after surgery or childbirth in patients with a rare clotting disorder known as hereditary antithrombin deficiency, or HD AT. ATryn is manufactured using recombinant technology, through which human antithrombin is produced in the milk of transgenic animals.

The Company was incorporated in Massachusetts in February 1993 as Genzyme Transgenics Corporation, a wholly-owned subsidiary of Genzyme Corporation. In July 1993, the Company completed its initial public offering and in May 2002, changed its name to GTC Biotherapeutics, Inc. In July 2009, LFB Biotechnologies S.A.S. (“LFB Biotech”) became the Company’s majority stockholder. In December 2010, LFB Biotech acquired the remaining minority interest and became the Company’s sole stockholder, and the Company ceased being a public reporting company. LFB Biotech is a wholly-owned subsidiary of Laboratoire français du Fractionnement et des Biotechnologies, S.A. (“LFB”), which is wholly-owned by the French state. Upon becoming a wholly-owned subsidiary of LFB Biotech, the Company delisted as a public company. In January 2013, the Company changed its name to rEVO Biologics, Inc. In April 2014 the Company completed a reincorporation merger to Delaware.

On March 31, 2014, the Company divested all assets and liabilities other than assets and liabilities primarily related to the development, commercialization and distribution of ATryn in the United States to LFB USA, Inc. (“LFB USA”), a newly formed subsidiary of LFB Biotech, for net cash proceeds of $17.5 million (the “Divestment”). Refer to Note 2 for further details of the Divestment.

The Company is subject to risks common to companies in the biotechnology industry, including, but not limited to, the uncertainties of clinical trials and regulatory requirements for approval of therapeutic compounds, the risks of development of new biological products, the need for additional capital and collaboration partners, competitive new technologies, dependence on key personnel, protection of proprietary technology, and compliance with the FDA and other U.S. and foreign government regulations.

The Company has incurred losses in all periods since its inception and expects to continue to incur additional losses for the foreseeable future. As of March 31, 2014, the Company had an accumulated deficit of $127.7 million. Pursuant to a funding letter from LFB Biotech to the Company on April 4, 2014, LFB Biotech has committed to make capital contributions to the Company to fund projected operating losses for the period from December 31, 2013 through June 30, 2015 which are expected to be approximately $40.0 million. The funding commitment will exclude adverse operating loss adjustments caused by any unforeseen and material regulatory and/or legal matters. The Company believes that the aggregate proceeds of $40.0 million from the capital contribution commitment from LFB Biotech, together with its existing cash and cash equivalents, will be sufficient to fund its operations through June 30, 2015. The Company expects to pursue additional financing opportunities to address its ongoing capital needs; however, there is no guarantee that any of these financing opportunities will be executed or executed on favorable terms, and some could be dilutive to the existing stockholder. If the Company fails to obtain additional future capital, it may be unable to complete its planned clinical trials and obtain approval of any product candidates from the FDA or other regulatory authorities. In addition, the Company could be forced to discontinue product development, reduce or forego sales and marketing efforts, forego attractive business opportunities or discontinue operations entirely.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Management of the Company is currently pursuing an initial public offering (“IPO”) to raise the additional capital needed to continue planned operations. Upon a successful public or private offering of at least $40.0 million, LFB Biotech will cease to provide funding for the Company’s operations.

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are consolidated, including the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

Unaudited interim financial information

The accompanying balance sheet as of March 31, 2014, the statements of operations and comprehensive loss for the three months ended March 31, 2013 and 2014, the statement of stockholder’s deficit for the three months ended March 31, 2014 and the statements of cash flows for the three months ended March 31, 2013 and 2014 are unaudited. The unaudited interim condensed consolidated financial statements include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, which are necessary for fair presentation of results for such interim periods. The information disclosed in the notes to the interim condensed consolidated financial statements for these periods is unaudited. The statements of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Deferred offering costs

Deferred offering costs, which primarily consist of direct, incremental legal and accounting fees related to the initial public offering (“IPO”), are capitalized within other current assets. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The Company has incurred $0.6 million in IPO costs as of March 31, 2014, which are included in other current assets on the accompanying consolidated balance sheet. No such IPO costs were incurred by the Company during the three months ended March 31, 2013.

Honor program

The Company allows customers to apply for a credit for use against outstanding sales invoices or future sales for unused partial vials of product under the Honor Program. Under this program, hospitals are entitled to report partially used vials to the distribution partner from which they purchased the product for a period up to four months from the date of shipment, and if the request qualifies under the Honor Program, the distribution partners agree to issue the hospital a credit for the portion of the vial that is unused. The Company issues a corresponding credit to the distribution partner for the unused product at the Company’s net selling price to the distribution partner. Hospitals are not required to return the product to qualify for the credit. The Company accounts for the Honor Program by recording a reserve for the estimated credit at the time revenue is recognized. The Company’s estimate of the reserve for the Honor Program is analyzed quarterly on trailing twelve months’ information and is based upon many factors, including historical experience of actual returns, analysis of the level of inventory in the distribution channel, and the timing of when partial vial credit claims are made. The Company records product revenue net of expected refunds or credits granted to customers at the time of the sale to its distribution partners.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Reserves for the Honor Program are recorded in accrued liabilities and were $1.5 million and $2.5 million at December 31, 2013 and March 31, 2014, respectively. The reconciliation of the Company’s reserve for the Honor Program is as follows:

(In thousands)

Balances as of December 31, 2012	$1,832
Additions	5,569
Credits issued	(5,941)

Balance as of December 31, 2013	1,460
Additions	2,470
Credits issued	(1,462)

Balance as of March 31, 2014	$2,468

Stock-Based Compensation

The Company accounts for stock-based compensation awards in accordance with U.S. GAAP. U.S. GAAP requires all stock-based compensation arrangements with employees, officers and directors to be recognized in the consolidated financial statements as compensation expense based on the fair value of the underlying equity instrument. The fair value of share options and restricted stock awarded to employees, officers and directors is recognized as expense over the requisite service period. The fair value of options is calculated using the Black-Scholes option-pricing model on the date of grant.

2. Divestment of non-ATryn business

On March 31, 2014, the Company divested all assets and liabilities (including amounts due to LFB under the cash pooling arrangement) other than assets and liabilities primarily related to the development, commercialization and distribution (but not manufacture) of ATryn in the United States to LFB USA, a newly formed subsidiary of LFB Biotech, for net cash proceeds of $17.5 million.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

The carrying amounts of the assets and liabilities transferred to LFB USA in connection with the Divestment on March 31, 2014 were as follows (in thousands):

Carrying Amount As of March 31, 2014
Cash & cash equivalents	$32
Accounts receivable	42
Inventory	4,828
Other current assets	1,796

Total Current Assets	6,698

Property, Plant & Equipment, net	10,090
Intangible Assets, net	3,623
Other assets	7,549

Total Assets	$27,960

Accounts Payable	$4,985
Accrued liabilities	2,686
Short-term deferred contract revenue	26
Due to (from) related party	30,742

Total Current Liabilities	38,439

Long-term deferred contract revenue	157
Other long-term liabilities	841

Total Liabilities	39,437

Net carrying value of assets and liabilities transferred	$(11,477)

As both the Company and LFB USA are wholly owned subsidiaries of LFB Biotech, the Divestment was accounted for as a transaction between entities under common control. Accordingly, the excess of the net cash proceeds received over the carrying amounts of assets and liabilities transferred to LFB USA of $28.2 million ($20.5 million after $8.4 million accrued taxes offset by $0.7 million deferred tax benefit) was recorded through equity.

The excess of net cash proceeds over the carrying amounts of assets and liabilities transferred represents a gain for tax purposes. As a result of the recognition of a gain for tax purposes in connection with the Divestment, the Company will recognize a tax benefit during 2014 on the current year loss from continuing operations to the extent it can be utilized to offset the taxable gain from the Divestment in accordance with ASC 740. The tax benefit in continuing operations will be recognized in 2014 as losses are incurred. The Company estimates that, by the end of 2014, the tax benefit recorded in continuing operations will offset the tax provision recorded in equity relating to the Divestment, except for the alternative minimum tax liability resulting from the transaction and the benefit from the reversal of the deferred tax liability relating to an indefinite lived asset included in the Divestment. During the three months ended March 31, 2014, the Company recognized $1.9 million of tax benefit from the continuing operating loss generated during this period.

Also in connection with the Divestment, the Company paid a one-time cash dividend of $13.1 million to LFB Biotech.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Following the Divestment, the Company will retain, among other things, ATryn related clinical trial agreements, distribution and sales agreements, all regulatory filings for ATryn and the right to develop and commercialize ATryn in the United States. Following the Divestment, LFB USA is providing the Company with general and administrative, research and development and regulatory services through various services agreements. In connection with the Divestment, the Company also entered into a number of agreements with LFB and LFB USA regarding the development and commercialization of ATryn and a recombinant human alpha-1 antitrypsin (“rhAAT”) and the supply of these biologic products and product candidates (see Note 6).

3. Inventory

Prior to the Divestment, the Company’s inventory consisted of work-in process and finished goods. All inventory excluding finished goods on hand was sold to LFB USA on March 31, 2014. The Company carries inventory at the lower of cost or market using the first-in, first-out method. The Company expects that all inventories will be sold for commercial use or used in clinical trials. Inventories on hand at December 31, 2013 and March 31, 2014 were related to ATryn, for which the Company has marketing approval for commercial sale in the United States. At the point in time when the company determines inventory on hand will be used in clinical trials, the Company will charge the inventory to research and development expense.

Inventory as of December 31, 2013 and March 31, 2014 consisted of the following:

(In thousands)

	As of December 31, 2013	As of March 31, 2014
Work-in process	$2,972	$—
Finished goods	2,727	1,609

Total inventory	$5,699	$1,609

4. Accrued liabilities

Accrued liabilities as of December 31, 2013 and March 31, 2014 consisted of the following:

(In thousands)

	As of December 31, 2013	As of March 31, 2014
Accrued payroll and benefits	$1,605	$729
Accrued management incentives	1,965	205
Accrued royalties	990	155
Allowance for credits	1,460	2,468
Other accrued expenses	1,120	1,574

Total accrued liabilities	$7,140	$5,131

5. Net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. Diluted net loss is computed by adjusting net loss to

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period, including potential dilutive common shares.

Basic and diluted net loss per share for the three months ended March 31, 2013 and 2014 were as follows:

(In thousands, except share amounts)

	Three Months Ended March 31,
	2013	2014
Net loss	$(1,875)	$(3,025)

Weighted average shares outstanding—basic and diluted	25,000,000	25,000,000

Net loss per share—basic and diluted	$(0.08)	$(0.12)

During the three months ended March 31, 2013 and 2014, the Company did not have any securities outstanding other than common stock.

6. Related party arrangements

Cash pooling agreement

In January 2011, the Company entered into a cash pooling agreement with LFB and LFB Biotech to manage its cash flow. Under the terms of this cash pooling agreement, ending daily cash balances in excess of $1.1 million were swept to an LFB controlled account. In the event the Company’s ending daily cash balance fell below $0.9 million, LFB would make an overnight deposit in an amount equal to the difference between the ending cash balance and $1.0 million. Cash advanced to LFB under the program earned interest at a contractually determined rate, and cash funding received under the program generated interest charges at a contractually determined rate. For the three months ended March 31, 2013 and 2014, the Company has incurred interest expense related to the borrowings of $0.1 million and $0.2 million, respectively.

Master license agreement

On December 31, 2012, the Company entered into a master license agreement with LFB, (the “Master License Agreement”), whereby the Company granted LFB an exclusive worldwide license to all intellectual property owned by the Company with the exception of the U.S. ATryn trademark and the rights to any intellectual property created by the Company after January 1, 2013. In consideration for the licenses and other rights granted to LFB, LFB was obligated to pay the Company a percentage of net sales of ATryn on a country-by-country basis outside the United States as a royalty. The royalties payable to the Company are in the mid-single digits with additional royalty payments in the low-single digits required to be made by LFB to acquire patent rights from other third parties. No royalties have been paid to the Company to date under this agreement. The Master License Agreement was amended and restated on March 31, 2014 and transferred to LFB USA in connection with the Divestment.

Asset purchase agreement

On March 31, 2014, the Company entered into an asset purchase agreement whereby LFB USA purchased from the Company all assets and liabilities other than assets and liabilities primarily related to the development and commercialization (but not manufacture) of ATryn in the United States including, but not limited to, the Master License Agreement and the Sublicense Agreement for net cash proceeds of $17.5 million. In connection with the Divestment, the Company declared and paid a one-time cash dividend of $13.1 million to LFB Biotech.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Master license agreement—amended and restated

On March 31, 2014, in connection with and immediately prior to the Divestment, the Company amended and restated the Master License Agreement to exclude from the license the rights to develop and commercialize ATryn in the United States, the rights to manufacture ATryn for its development and commercialization in the United States, the rights to develop and commercialize rhAAT, and the rights to manufacture rhAAT for its development and commercialization. LFB retained the rights to manufacture and commercialize ATryn outside the United States as well as the rights to manufacture and commercialize other products using the transgenic animal technology. The Master License Agreement, as amended and restated, was then transferred to LFB USA in connection with the Divestment.

Sublicense agreement—amended and restated

On March 31, 2014, simultaneously with amending and restating the Master License Agreement, the Company amended and restated the Sublicense Agreement where LFB sublicensed back to the Company the non-exclusive right to manufacture any transgenic product under any intellectual property owned by or licensed to LFB for development and commercialization worldwide, subject to certain restrictions. The Sublicense Agreement, as amended and restated, was then transferred to LFB USA in connection with the Divestment.

Supply agreement

On March 31, 2014, the Company entered into a supply agreement whereby LFB USA shall supply the Company with ATryn for development and commercialization in the United States, and any other regions, countries or territories for which the Company may obtain rights to commercialize ATryn, for a period of 20 years unless sooner terminated by LFB USA following uncured breach or insolvency or by the Company following a material breach or insolvency. LFB USA will supply the Company ATryn at cost plus a markup. However, if LFB USA subcontracts the downstream manufacturing or fill and finish processes, the markup will be reduced for the costs related to the subcontracted activities.

Exclusive license agreement

On March 31, 2014, the Company entered into an exclusive license agreement where LFB USA granted the Company an exclusive, worldwide license (or sub-license with respect to third party in-licensed intellectual property) to develop and commercialize rhAAT worldwide under any intellectual property owned by or licensed to LFB USA. The Company has the right to grant sublicenses outright to third parties. In consideration for the licenses and other rights granted to the Company, the Company is obligated to pay LFB USA royalties based on a percentage of net sales on a product-by-product and country-by-country basis. The royalties on the net sales that may be payable to LFB USA are in the low single digit range. The Company is also required to reimburse LFB USA for any royalties due to Tufts University based on net sales of rhAAT in the United States. The royalties for Tufts University are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

ATryn agreement

On March 31, 2014, under the ATryn agreement, LFB purchased the exclusive right to use in all territories outside the United States all preclinical, clinical and regulatory data generated by or on behalf of the Company in connection with its development of ATryn for the proposed preeclampsia indications for a purchase price of $10.0 million dollars, to be paid in five installments upon the achievement of certain milestones.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Additionally, each party has the option to obtain an exclusive right to obtain all preclinical, clinical and regulatory data generated by other party for indications other than HT AD and preeclampsia. Under the same agreement, LFB also grants the Company the right of first negotiation to obtain an exclusive license to develop and commercialize ATryn in any country outside the United States other than France and other countries where LFB has already granted to a third party a license to develop and commercialize ATryn.

Use and occupancy agreement

Following the transfer of the Company’s lease to LFB USA, the landlord and LFB USA will permit the Company to use and occupy 8,331 square feet of its Framingham, Massachusetts office space pursuant to a use and occupancy agreement, which the Company signed March 31, 2014. As long as the Company maintains offices in LFB USA’s facilities, the Company will pay a monthly fee of equal to 31% of the rent payable by LFB USA to the landlord for the fourth floor office space.

ROFN agreement

On March 31, 2014, the Company entered into a right of first negotiation agreement whereby LFB granted the Company rights of first negotiation for the commercialization of Wilfactin and Clottafact in the United States. If the Company elects to exercise its right of first negotiation, the parties have agreed to negotiate in good faith the terms of a distribution agreement for such product.

Payment reimbursement agreement

In connection with the Divestment, certain agreements with Genzyme Corporation and Tufts University covering certain intellectual property rights to ATryn were included in the assets purchased by LFB USA. As a result, the Company also entered into a payment reimbursement agreement with LFB USA, under which it is required to reimburse LFB USA for any royalties due to Genzyme Corporation and Tufts University based on net sales of ATryn in the United States. The royalties for Genzyme Corporation are in the mid-single digit percentage range with such amount capped mid-double digit millions. The royalties for Tufts University are under 1% with such amounts capped at a high single digit percentage of the distributor fees.

7. Segment information

The Company performs research and development, contract manufacturing services and sells products that treat diseases. Prior to the Divestment, the Company was organized as and operated as two reportable segments: the ATryn segment and the CMO/CRO product segment.

The Company’s chief operating decision maker is the collective function of the chief executive officer, chief financial officer and the executive committee. The chief operating decision maker reviews financial information presented on a total Company basis, accompanied by information about segment revenue and expenses with detailed descriptions of period results by segment. The chief operating decision maker does not review segment information related to general and administrative expenses. The Company does not discretely allocate assets to its operating segments, nor does the Company’s chief operating decision maker evaluate operating segments using discrete asset information. The Company’s chief operating decision maker evaluates performance based on segment profit, which is revenues minus operating expenses, excluding general and administrative expenses and certain one-time charges, before deducting additional expenses.

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Operating results for each segment and a reconciliation of segment profit (loss) to loss from operations are as follows:

(In thousands)

	Three Months Ended March 31, 2013
	ATryn	CMO/CRO	Total
Revenue:
Product revenue	$1,921	$—	$1,921
Related party service and service revenue	—	5,390	5,390

Total revenue	1,921	5,390	7,311

Operating expenses:
Cost of product revenue	2,093	—	2,093
Cost of service and related party service revenue	—	4,718	4,718
Research and development	271	—	271
Sales and marketing	842	—	842

Total operating expenses	3,206	4,718	7,924

Segment profit (loss)	$(1,285)	$672

Adjustments:
General and administrative			1,158

Operating loss			$(1,771)

(In thousands)

	Three Months Ended March 31, 2014
	ATryn	CMO/CRO	Total
Revenue:
Product revenue	$1,851	$—	$1,851
Service and related party service revenue	—	5,791	5,791

Total revenue	1,851	5,791	7,642

Operating expenses:
Cost of product revenue	3,074	—	3,074
Cost of service and related party service revenue	—	5,450	5,450
Research and development	59	—	59
Sales and marketing	808	—	808

Total operating expenses	3,941	5,450	9,391

Segment profit (loss)	$(2,090)	$341	(1,749)

Adjustments:
General and administrative			3,052

Operating loss			$(4,801)

Subsequent to the Divestment, the Company operates as one operating segment, the ATryn segment.

The following table is based on the geographical location of distributors who purchased products and customers for whom the Company provides services. For sales to distributors and customers,

rEVO Biologics, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

geographical location may be different from the geographical locations of the ultimate end user. Revenue by geography for the three months ended March 31, 2013 and 2014 are as follows:

(In thousands)

	Three Months Ended March 31,
	2013	2014
United States	$1,935	$1,867
France	5,328	5,774
Canada	—	1
Europe (excluding France)	48	—

Total revenue	$7,311	$7,642

8. Subsequent events

For the interim condensed consolidated financial statements as of and for the three months ended March 31, 2014, the Company evaluated subsequent events through May 21, 2014, the date on which these financial statements were issued.

Stock split

In connection with preparing for the public offering of its common stock, the Company’s Board of Directors and stockholder approved a stock split of the Company’s common stock on a 25,000-for-one basis. The stock split became effective on April 1, 2014. All share and per share amounts in the interim condensed consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this stock split, including reclassifying an amount equal to the increase in par value of common stock from additional paid-in capital.

2014 Stock Option Plan

The Company’s 2014 Stock Option and Incentive Plan, or the 2014 Option Plan, was adopted by the Company’s board of directors and approved by its stockholder, LFB Biotech, on April 2, 2014. The 2014 Option Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. The shares the Company issues pursuant to awards granted under the 2014 Option Plan will be authorized but unissued shares or shares that the Company reacquires. The Company has initially reserved 2,635,000 shares of its common stock for the issuance of awards under the 2014 Option Plan. The 2014 Option Plan provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2015, by 4% of the outstanding number of shares of its common stock on the immediately preceding December 31 or such lesser number as may be determined by its compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. Shares underlying awards that are forfeited, canceled or are otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2014 Option Plan.

On April 2, 2014, the Company granted options to purchase 1,425,474 shares of common stock and 319,733 restricted stock units (“RSUs”) for common stock to employees and directors under the 2014 Option Plan. On April 10, 2014, certain employees granted stock options and RSUs were transferred to LFB USA in connection with the Divestment.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

                , 2014

Piper Jaffray	Guggenheim Securities

BTIG

Until                     , 2014, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	*
FINRA filing fee	*
NASDAQ Global Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent fees and expenses	*
Miscellaneous expenses	*

Total	*

*	To be provided by amendment

Item 14. Indemnification of directors and officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our amended and restated certificate of incorporation (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our amended and restated bylaws (the “Bylaws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the Bylaws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the Bylaws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the Bylaws.

In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and Bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent sales of unregistered securities

During the last three years, we sold the following securities on an unregistered basis:

(1) In April 2014, we effected a 25,000-for-one stock split of our common stock.

(2) In April 2014, we granted options under our 2014 Stock Option and Incentive Plan to purchase an aggregate of 1,425,474 shares of common stock to our employees, directors, consultants and other service providers, at an exercise price of $10.00 per share.

(3) In April 2014, we granted 319,733 restricted stock units under our 2014 Stock Option and Incentive Plan to our employees, consultants and other service providers.

These issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)	Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Framingham, Commonwealth of Massachusetts, on the              day of                     , 2014.

rEVO Biologics, Inc.

By:
Yann Echelard
President and Chief Executive Officer

Signatures and power of attorney

We, the undersigned directors and officers of rEVO Biologics, Inc. (the “Company”), hereby severally constitute and appoint Yann Echelard and Marc Becker, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer, and Director	, 2014
Yann Echelard	(Principal Executive Officer)

	Senior Vice President, Chief Financial Officer, Secretary and Treasurer	, 2014
Marc Becker	(Principal Financial and Accounting Officer)

	Chairman of the Board and Director	, 2014
James Geraghty

	Director	, 2014
Christian Béchon

	Director	, 2014
Max Berger

	Director	, 2014
Pamela McNamara

Signature	Title	Date

	Director	, 2014
Benjamin Méry

	Director	, 2014
Gregory Perry

Exhibit index

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Certificate of Incorporation (as currently in effect)

3.2*	Form of Amended and Restated Certificate of Incorporation (to be in effect upon the closing of this offering)

3.3**	Bylaws (as currently in effect)

3.4*	Form of Amended and Restated Bylaws (to be in effect upon the closing of this offering)

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Goodwin Procter LLP

10.1†**	Supply Agreement, dated March 31, 2014, by and between the Registrant and LFB USA, Inc.

10.2†**	ATryn Agreement, dated March 31, 2014, by and between the Registrant and Laboratoire français du Fractionnement et des Biotechnologies S.A.

10.3†**	Exclusive License Agreement, dated March 31, 2014, by and between the Registrant and LFB USA, Inc.

10.4†**	ROFN Agreement, dated March 31, 2014, by and between the Registrant and Laboratoire français du Fractionnement et des Biotechnologies S.A.

10.5**	Use and Occupancy Agreement, dated March 31, 2014, by and between the Registrant and LFB USA, Inc.

10.6**	2014 Stock Option and Incentive Plan and forms of option agreements thereunder

10.7*	Payment Reimbursement Agreement, by and between the Registrant and LFB USA, Inc.

10.8*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.9*	Employment Agreement, by and between the Registrant and Yann Echelard

10.10*	Employment Agreement, by and between the Registrant and Marc Becker

10.11*	Employment Agreement, by and between the Registrant and Robert Greif

10.12*	Employment Agreement, by and between the Registrant and James Streisand

21.1**	List of Subsidiaries

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the SEC.